Exhibit 99.2

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and among

IHS MAURITIUS BR LIMITED

as the Seller,

LATAM TOWERS INFRASTRUCTURE, LLC

as the Buyer

and,

solely with respect to Section 11.23,

IHS MAURITIUS NG HOLDCO LIMITED

as the Seller Parent

Dated as of February 17, 2026

TABLE OF CONTENTS

Exhibit A	Acquired Companies
Exhibit B	Guarantee
Exhibit C	Equity Commitment Letter
Exhibit D	Debt Commitment Letter
Exhibit E	Capital Expenditures Plan
Exhibit F	Form of Capital Reduction Corporate Documentation
Exhibit G	Knowledge of the Buyer
Exhibit H	Knowledge of the Seller
Exhibit I	FX Calculation Methodology
Exhibit J	Required Approvals
Exhibit K	Form of Shareholders Meeting Minutes of IHS Brasil
Exhibit L	Form of Board of Directors Meeting Minutes of IHS Brasil
Exhibit M	Reference Net Debt

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of February 17, 2026 (this “Agreement”), by and between IHS Mauritius BR Limited, a private company organized under the laws of Mauritius (the “Seller”), Latam Towers Infrastructure, LLC, a limited liability company organized under the laws of Delaware (the “Buyer”), and, solely with respect to Section 11.23, IHS Mauritius NG HoldCo Limited, a private company organized under the laws of Mauritius (the “Seller Parent”). The Seller, the Buyer and the Seller Parent are sometimes referred to herein, individually, as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, as of the date of this Agreement, the Seller owns, directly or indirectly, all of the issued and outstanding equity interests of each entity identified on Exhibit A (the “Acquired Companies”);

WHEREAS, the Seller desires to sell to the Buyer, and the Buyer desires to purchase from the Seller, the Shares (as hereinafter defined), upon the terms and subject to the conditions set forth herein; and

WHEREAS, as an inducement to the Seller to enter into this Agreement, concurrently with the execution of this Agreement, (a) Guarantor (as defined below) has provided a limited guarantee in favor of the Buyer in substantially the form attached hereto as Exhibit B (the “Guarantee”); (b) the Buyer has received the Equity Commitment Letter in the form attached hereto as Exhibit C; and (c) the Buyer has received the Debt Commitment Letter in the form attached hereto as Exhibit D.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

Article I
DEFINITIONS

Section 1.1             Certain Defined Terms. For purposes of this Agreement:

“Accounting Principles” means the accounting policies, principles, procedures, categorizations, asset recognition bases, definitions, practices, methods and techniques (including the exercise of management judgement) adopted in the preparation of the Financial Statements on a consistent basis and in accordance with GAAP in effect as of the Closing Date.

“Acquisition Engagement” has the meaning specified in Section 11.19(a).

“Action” means any action, claim, lawsuit, arbitration, investigation, litigation, dispute, complaint or legal proceeding (whether judicial or administrative) that is commenced, brought, conducted or heard by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person that (a) directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; and (b) with regard to investment funds, any other fund that is under the discretionary management of the same Person; provided that, for the avoidance of doubt the Acquired Companies shall be deemed (a) Affiliates of the Seller only with respect to any period prior to the Closing and (b) Affiliates of the Buyer from and after the Closing. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and under “common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise, including (a) the effective use of the power to, through the direct or indirect ownership of voting securities or contractual delegation of rights, elect the majority of the board of directors or similar management body of the controlled Person or otherwise direct the business or policies of such Person (by contract or otherwise), or (b) the direct or indirect ownership of rights that grant the controlling Person the absolute majority of votes in the shareholders’ meeting, or similar meeting, of the controlled Person. Notwithstanding anything to the contrary herein, IHS Fiber Brasil and I-Systems shall not be deemed Affiliates of the Seller for any purposes hereunder.

“Alternative Financing” has the meaning specified in Section 6.16(c).

“ANATEL” means National Telecommunications Agency, the telecom regulatory agency in Brazil, as provided for in Law No. 9,472/1997, or other that replaces this legislation (Agência Nacional de Telecomunicações).

“Anti-Corruption and Anti-Money Laundering Laws” means any Laws aimed at preventing and combating bribery, corruption, money laundering and kickbacks, including (a) Brazilian Federal Law No. 12,846, of August 1, 2013 (Clean Company Law); (b) Brazilian Federal Law No. 8,429, of June 2, 1992 (Administrative Improbity Law); (c) articles 337-F, 337-I, 337-K and 337-L of Brazilian Decree-Law No. 2,848, of December 7, 1940 (Criminal Code); (d) Brazilian Federal Law No. 9,613, of March 3, 1998 (Money Laundering Prevention Law); (e) the U.S. Foreign Corrupt Practices Act of 1977; (f) the UK Bribery Act; (g) Law 1474 of 2011of Colombia (Anti-Corruption Statute), (h) Law 1778 of 2016 of Colombia, (i) Law 2195 of 2022 of Colombia; (j) Chapter XIII of the Colombian Superintendency of Companies’ Basic Legal Circular, and other regulations that modify, add, and replace it; (k) Law 599 of 2000 of Colombia; (l) Law 1121 of 2006 of Colombia; (m) Law 1186 of 2009 of Colombia; (n) Chapter X of the Basic Legal Circular of the Superintendence of Corporations of Colombia, (o) any other applicable Laws, that have the objective of legally implementing the provisions of the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions of the Organization for Economic Co-operation and Development (OECD), dated December 17, 1997; (p) Vienna Convention of 1988; (q) the United Nations Convention for the Suppression of the Financing of Terrorism of 1999; (r) Palermo Convention of 2000; (s) the Mérida Convention of 2003; (t) any Laws related to money laundering, anti-terrorism financing and record-keeping and reporting, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act); and (u) similar laws relating to the prevention of bribery and corruption, as applicable to the Seller or its Affiliates.

“Antitrust Authority” means: (a) in relation to Brazil, CADE and any successor thereto; and (b) in relation to any other jurisdiction where the transactions contemplated herein must be approved in accordance with the local applicable antitrust or competition Laws, the antitrust or competition Governmental Authorities of such other jurisdiction and any successor thereto.

“AOS” has the meaning specified in Section 11.19(a).

“Assets” means any and all (a) current and non-current, tangible and intangible rights, credits and assets of any of the Acquired Companies (other than Intellectual Property), including Sites, Towers, DAS, cash, cash equivalents, accounts receivable, other receivables or credits, investments, contracts, properties, properties rights, including land ownership, use or disposition rights and any associated land, operating equipment, infrastructure and other fixed assets, as well as Real Property, and (b) rights in or to Intellectual Property owned by or licensed to any of the Acquired Companies.

“Augmentation Capex” means any capital expenditures required to enable more space or greater power for an existing tenant on a Tower.

“Balance Sheet Date” has the meaning specified in Section 4.5(a).

“Base Purchase Price” means R$3,550,000,000.00 (three billion, five hundred and fifty million BRL), as consideration for the acquisition of the Shares and the repayment of the Shareholder Loans Amount.

“Books and Records” means the books of account and other financial and corporate records and files (including records and files stored on computer disks or tapes or any other storage medium) of the Acquired Companies or of the Seller and related to the Business, including minute books, stock record books, books of account, corporate seals, written contracts and other documents, instruments and papers.

“BRL” or “R$” means Brazilian reais.

“Business” means the Acquired Companies’ business related to (a) the lease of space in infrastructure for the installation and operation of telecommunication equipment; (b) building and owning build-to-suit Telecom Infrastructure, or building, owning or leasing active or passive antennae systems in Brazil and Colombia; and (c) acquisition, development, management, marketing, construction, lease and operation of passive infrastructure for telecommunications networks, data transmission and TV signals in general, including small cells, biosites, mimic sites, tower poles, rooftops and antenna distribution systems (indoor and outdoor DAS Systems).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York City, London, São Paulo or Colombia.

“Buyer Fundraising Milestone” means the date on which the Guarantor or any member of the Buyer Group (or any of their respective successors or related vehicles) has received investor capital commitments in an aggregate amount equal to or exceeding $2,000,000,000 (two billion U.S. dollars); provided that, for the avoidance of doubt, the Buyer Fundraising Milestone shall occur upon the receipt by the Buyer or any member of the Buyer Group (or any of their respective successors or related vehicles) of copies of executed and delivered commitment agreements, subscription agreements, or other binding commitment from any Person evidencing such capital commitments and shall not require (i) the funding, pre-funding, or contribution of any amount, or (ii) the transfer or receipt of any cash or other proceeds.

“Buyer Fundamental Representations” means the representations and warranties set forth in Section 5.1, Section 5.2, Section 5.3(a), and Section 5.8.

“Buyer Group” means, prior to the Buyer Fundraising Milestone, the Guarantor, the general partner of the Guarantor and their respective controlled Affiliates (including the Buyer), and following the Buyer Fundraising Milestone, a to-be formed alternative investment vehicle managed by the general partner of Guarantor and its controlled Affiliates (including the Buyer).

“Buyer Material Adverse Effect” means an Effect that would prevent, materially delay or materially impede the performance by the Buyer of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

“Buyer Parties” has the meaning specified in Section 6.9(a).

“CADE” means the Conselho Administrativo de Defesa Econômica.

“Capital Expenditures” means the aggregate amount of any and all cash capital expenditures incurred during the period commencing on the date after the Locked Box Date and ending immediately at the Measurement Time, in connection with the development, maintenance, acquisition or construction of Towers or DAS or other assets in the Ordinary Course of Business by any of the Acquired Companies, pursuant to the Capital Expenditures Plan, including expenditures associated with (a) property, plant and equipment, (b) capitalized software & IT costs, (c) land interest acquisition, (d) new site construction and development, (e) network infrastructure, (f) generator installation and (g) project planning and development, including, in each case, any related employee and personnel, consulting, service provider, regulatory, and other ancillary costs and expenses (including any Taxes and, in the case of payments to employees or personnel, social security contributions).

“Capital Expenditures Cap” means the aggregate amount of Capital Expenditures on a quarterly basis and in the aggregate, in each case, as specified in the Capital Expenditures Plan, plus 15% over such quarterly or aggregate amount (as applicable).

“Capital Expenditures Plan” means the capital expenditures plan attached hereto as Exhibit E, which includes expected amounts of Capital Expenditures for its implementation and all use fees associated with the New Sites Capex and Augmentation Capex being at the levels consistent with the existing MLAs.

“Cash” means, as at a specified date, (a) all cash and cash equivalents of the Acquired Companies, including (i) marketable securities, (ii) short-term investments and (iii) cash posted to support letters of credit, performance bonds or other similar obligations; and (b) deposits with third parties.

“CDI” means the average daily rate for interbank deposit certificate transactions (Certificado de Depósito Interfinanceiro), expressed on an annual percentage basis, based on two hundred and fifty-two (252) days, or any successor rate commonly used for the compensation of interbank deposit certificates.

“Centennial Brasil” means Centennial Towers Brasil Cooperatief U.A., a cooperative with excluded liability organized under the laws of the Netherlands.

“Centennial Colombia” means Centennial Towers Colombia S.A.S., a simplified stock company organized under the laws of Colombia, identified with Tax Identification Number (NIT) 900.616.308-2.

“Closing” has the meaning specified in Section 2.3(a).

“Closing Conditions Satisfaction Date” means the date that all conditions to the obligations of the Parties set forth in Article IX (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date) have been satisfied or, to the extent permitted by applicable Law, waived.

“Closing Date” has the meaning specified in Section 2.3(a).

“Closing Overpayment” has the meaning specified in Section 2.5(e)(ii).

“Closing Underpayment” has the meaning specified in Section 2.5(e)(i).

“CNPJ” means the Brazilian Corporate Taxpayers register (Cadastro Nacional da Pessoa Jurídica).

“Completion Notice” means, in respect of any Site, a notice of “ready for installation”, or similar notice.

“Commitment Letters” has the meaning specified in Section 5.7(b).

“Confidentiality Agreement” has the meaning specified in Section 6.5.

“Contract” means any written contract, agreement, arrangement, license, sublicense, lease, sublease, commitment, note, indenture, sales or purchase order, or other legally binding document or instrument.

“COP” means Colombian pesos.

“Cut-off Date” means April 10, 2026.

“DAS” means any distributed antenna system network site owned or operated by an Acquired Company, comprised of one or more antennas connected via fiber optic cabling or other signal transport media, whether indoor or outdoor.

“Debt Commitment Letter” has the meaning specified in Section 5.7(a).

“Debt Financing” has the meaning specified in Section 5.7(a).

“Debt Financing Legal Proceeding” has the meaning specified in Section 11.9(a).

“Debt Financing Sources” means the Persons that have committed to provide or arrange or otherwise have entered into agreements pursuant to the Debt Commitment Letter or in connection with all or any part of the Debt Financing described therein or any Alternative Financing in replacement thereof in connection with the transactions contemplated herein, including the parties to any commitment letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto.

“Definitive Debt Financing Agreements” has the meaning specified in Section 6.16(a).

“Disclosure Schedules” means the Disclosure Schedules, dated as of the date hereof, delivered by the Seller to the Buyer in connection with this Agreement.

“Disputed Items” has the meaning specified in Section 2.5(b).

“Due Diligence Materials” has the meaning specified in Section 5.11(a).

“Dutch/BVI Entities” means (a) Centennial Brasil, (b) Centennial Towers of Brasil B.V., a company with limited liability organized under the laws of the Netherlands, and (c) Centennial Towers of Colombia, Ltd, a business company organized under the laws of the British Virgin Islands.

“Employee Plans” has the meaning specified in Section 4.11(a).

“Encumbrance” means any encumbrance, charge, mortgage, lien, option, pledge, security interest, easement, servitude, chattel mortgage (alienação fiduciária), conditional disposal or assignment, usufruct or any other security or enjoyment right (fruição), bond, conditional sale (alienação fiduciária), title retention, seizure, attachment, confiscation (sequestro) or other similar security right, guaranty, priority right, preemptive right (including right of first refusal or right of first offer), transfer restriction, voting restriction or any other encumbrance or restriction of any kind (other than any license covenant not to sue or similar right granted to any Intellectual Property).

“Enforceability Exceptions” means (a) any applicable bankruptcy, insolvency (including Laws relating to fraudulent transfers), reorganization, moratorium or other similar Laws affecting creditors’ rights generally and (b) general principles of equity (regardless of whether considered in a proceeding at law or in equity).

“Environmental Law” means any Law in effect relating to pollution or protection of the environment, or as such relates to exposure to any Hazardous Material, human health or safety, including any Law pursuant to which registrations, licenses, permits, approvals, exemptions, consents, rights or authorizations are or may be issued or granted in connection with the protection of the environment or the handling, use, treatment, storage, discharge or emission of any Hazardous Material, including any applicable regulation, statute, or order pertaining to: (a) rules dealing with the planning, installation and operation of activities, (b) air, water or noise pollution (or the cleanup thereof) of the environment, (c) the protection of natural resources, wildlife, marine life, wetlands, endangered or threatened species, (d) environmental contamination (including atmosphere, water, groundwater, soil sediment and subsoil), (e) solid waste management, concerning the presence, generation, handling, transportation, treatment, (f) the storage, disposal, distribution, emission, injection, dumping, labeling, discharge, release, threatened release, accidental release, control, recycling or cleanup of any Hazardous Materials and any community or worker right-to-know disclosures related thereto, (g) relating to human health and safety protection (to the extent related to exposure to hazardous or toxic materials), (h) transfer of interests in or control of real property which may be contaminated, (i) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles, or (j) any other conduct and activities harmful to the environment and environmental crimes.

“Equity Commitment Letter” has the meaning specified in Section 5.7(b).

“Equity Financing” has the meaning specified in Section 5.7(b).

“Equity Sponsor” has the meaning specified in Section 5.7(b).

“Estimated Leakage Statement” has the meaning specified in Section 2.3(a).

“Estimated Purchase Price” has the meaning specified in Section 2.2(a).

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer and import controls, including the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection and the EU Dual Use Regulation.

“Exchange Rate” on a relevant date means, (a) with respect to the conversion of any amounts in Brazilian reais into U.S. dollars, or amounts in U.S. dollars into Brazilian reais (as applicable) with respect to the payment of the Purchase Price, other than pursuant to Section 2.4(b)(i)(A), the exchange rate for the purchase and sale of U.S. Dollars quoted by the Central Bank of Brazil via BRL PTAX, two (2) Brazil Business Days immediately prior to Closing, (b) with respect to the conversion of any amounts in Brazilian reais into U.S. dollars, or amounts in U.S. dollars into Brazilian reais (as applicable) with respect to any other purpose hereof, the exchange rate for the purchase and sale of U.S. Dollars quoted by the Central Bank of Brazil via BRL PTAX, two (2) Brazil Business Days immediately prior to the date of payment, and (c) with respect to the conversion of any amounts in COP into U.S. dollars, or amounts in U.S. dollars into COP (as applicable) with respect to any other purpose hereof, the tasa de cambio representativa del mercado (TRM) as published by the Superintendence of Finance of Colombia on the Business Day immediately prior to the relevant date.

“Existing Stock” has the meaning specified in Section 6.14(b).

“Final Leakage” has the meaning specified in Section 2.5(a).

“Final Leakage Statement” has the meaning specified in Section 2.5(a).

“Financial Debt” means, without duplication, and except for any financial obligation owed or due to the Seller or any Affiliates or Related Parties (including the Shareholder Loan or any other shareholders loans or other Related Party funding), the outstanding principal amount, plus any related accrued and unpaid interest, fees and prepayment premiums or penalties, of: (a) all obligations of the Acquired Companies for borrowed money with respect to deposits or advances of any kind (including all accrued and unpaid interest and prepayment penalties or premiums thereon); (b) all obligations of the Acquired Companies evidenced by bonds, debentures, notes or similar instruments (including all accrued and unpaid interest and prepayment penalties or premiums thereon); and (c) all obligations of the Acquired Companies upon which interest charges are customarily paid (excluding obligations where implicit interest charges are recorded based on the accounting rules, such as IFRS 16, rather than explicitly charged, and excluding obligations where interest is only paid as a consequence of late settlement of the obligation); in the case of each of clauses (a) through (c), as reflected in the balance sheet and the notes to the Acquired Companies’ audited or unaudited (as the case may be) financial statements of December 31, 2025.

“Financial Statements” has the meaning specified in Section 4.5(a).

“Financing” has the meaning specified in Section 5.7(c).

“Financing Sources” means the entities that have committed to provide the Debt Financing or any replacement financing or other debt financings in connection with the transactions contemplated hereby (including the parties to the Debt Commitment Letter and any agreements or credit agreements related thereto) and their successors and permitted assigns, including any successors or permitted assigns via joinder agreements.

“Fraud” means an actual and intentional fraud under the Laws of the State of Delaware, committed by a Person (a) in the making of any representations and warranties by such Persons in Article III, Article IV or Article V, as applicable (in each case, as qualified by the Disclosure Schedules), or (b) in the certificates delivered pursuant to Section 2.4(a)(vii) or Section 2.4(b)(ix), as applicable (but solely to the extent any such certificate expressly restates, as of Closing, such representations and warranties), or (c) in the certificates delivered pursuant to Section 6.18(b) or Section 6.18(c) and not with respect to any other matter (for the avoidance of doubt excluding any theory of fraud premised upon equitable fraud, promissory fraud, constructive fraud, omission, recklessness or negligence).

“FX Costs” has the meaning specified in Section 2.6(c).

“GAAP” means (a) in respect of Brazil, the set of accounting principles generally accepted in Brazil, as provided for under Brazilian Corporations Law (Law No. 6.404/76), the rules and regulations issued by the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários), the accounting standards established by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade - CFC), the Institute of Independent Auditors in Brazil (IBRACON) and the resolutions of the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade - CFC), as the case may be and as applicable, (b) in respect of Colombia, the international accounting standards as provided for in Law 1314 of 2009, and compiled in the Sole Regulatory Decree 2420 of 2015 (c) in respect of any other jurisdictions, the generally accepted accounting principles applicable in the relevant jurisdiction, in all cases, as in effect from time to time.

“Governmental Authority” means any United States, Brazilian, Colombian or other federal, national, supranational, transnational, domestic, foreign, state, provincial, local, county, municipal or governmental, regulatory or administrative authority, agency, department, bureau, board, commission or official or any quasi-governmental or private body, including any political subdivision thereof or any self-regulatory organization, exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority or powers, or any court tribunal, judicial or arbitral body.

“Ground Lease” means any lease, sublease, or similar agreement pursuant to which any of the Acquired Companies holds rights to occupy, use, or otherwise enjoy any parcel of real property (whether private or public) that constitutes Leased Real Property, including all amendments, extensions, renewals, and other modifications thereto, and together with any rights, easements, licenses, permits, or other interests appurtenant thereto, under which the applicable Acquired Company has a leasehold estate or other real property interest in the land underlying any building, structure, facility, or improvement located on such Leased Real Property.

“Guarantee” shall have the meaning set forth in the Recitals.

“Guarantor” shall have the meaning set forth in Exhibit B.

“Hazardous Material” means any chemical, material, substance or waste listed, classified, defined or regulated as toxic, hazardous, or as a contaminant or pollutant under any applicable Environmental Law or is otherwise regulated by Environmental Law because of its effect or potential effect on public health or the environment, including, asbestos or asbestos-containing materials, petroleum or any fraction thereof, petroleum products and byproducts, polychlorinated biphenyls, urea formaldehyde insulation, polychlorinated biphenyls, petroleum or petroleum products, by products, breakdown products, or constituents thereof, or radon gas.

“IHS Brasil” means IHS Brasil – Cessão de Infraestruturas S.A., a corporation (sociedade por ações) organized under the laws of Brazil and enrolled with the Brazilian Corporate Taxpayers register (Cadastro Nacional da Pessoa Jurídica – “CNPJ”) under No. 15.811.119/0001-11.

“IHS Fiber Brasil” means IHS Fiber Brasil – Cessão de Infraestruturas Ltda., a limited liability company duly organized and existing in accordance with the laws of Brazil, with its registered office at CNPJ under No. 19.623.232/0001-24.

“Indebtedness” means, without duplication, the outstanding principal amount, plus any related accrued and unpaid interest, fees and prepayment premiums or penalties, of: (a) all obligations of the Acquired Companies for borrowed money or with respect to deposits or advances of any kind (including all accrued and unpaid interest and prepayment penalties or premiums thereon); (b) all obligations of the Acquired Companies evidenced by bonds, debentures, notes or similar instruments (including all accrued and unpaid interest and prepayment penalties or premiums thereon); (c) all obligations of the Acquired Companies upon which interest charges are customarily paid (excluding obligations where implicit interest charges are recorded based on the accounting rules, such as IFRS 16, rather than explicitly charged); (d) all obligations of the Acquired Companies under conditional sale or other title retention agreements relating to property or assets acquired by Company (excluding any IFRS 16 right-of-use lease liabilities); (e) all unconditional and non-contingent obligations of the Acquired Companies in respect of the deferred purchase price of property, assets or services, including any “earnout” or similar obligations (assuming for the purpose of computing the amount of any “earnout” or similar obligation that all conditions to payment thereof have been fully satisfied to the maximum extent possible); (f) all liabilities of others of the type referred to in subsections (a) – (e) and (g) – (n) of this definition secured by (or for which the holder of such obligations or liabilities has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by the Acquired Companies, to the extent whether or not such obligations or liabilities secured thereby have been assumed; (g) all obligations of the Acquired Companies in respect of interest rate and currency swap obligations; (h) all net obligations of the Acquired Companies in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements calculated on a mid-market termination basis; (i) all dividends that have been declared but not paid and satisfied prior to such date of determination, including Sellers’ and Sellers’ Affiliates loans, payables and debts of any type or kind; (j) all obligations of the Company in respect of letters of credit and bankers’ acceptances, but only to the extent drawn and not paid; and (k) all financial liabilities with Seller, Seller’s Affiliates and Related Parties, including quotaholder loans and partner loans, excluding any intercompany indebtedness between the Acquired Companies.

“Independent Accounting Firm” shall be (a) Deloitte, KPMG or EY or (b) such other independent public accounting firm of international repute that will accept such appointment and that is reasonably acceptable to the Seller and the Buyer.

“Information Privacy and Security Laws” means all Laws concerning data privacy and security, and all regulations promulgated by any Governmental Authority thereunder, including the Brazilian Data Protection Law (Law No. 13,709/2018), as amended from time to time, the Colombian Data Protection Law (Law 1581 of 2012, Law 1266 of 2008, Decree 1377 of 2013 and Unique Circular of the Superintendency of Industry and Commerce – SIC), as amended from time to time, applicable to any of the Acquired Companies.

“Initial Submission Date” has the meaning specified in Section 2.5(d)(ii).

“Intellectual Property” means any and all intellectual property rights, industrial property rights and includes any of the following, whether or not registered (with the National Industrial Property Institute (Instituto Nacional da Propriedade Industrial - INPI), the Superintendency of Industry and Commerce – SIC, or any other Governmental Authority or domain name registrar) and including all respective continuations, renewals and extensions (as applicable): (a) trade names, trademarks and service marks, service names, social media identifiers, company names, domain names, trade dress, logos (including emblems and signs), slogans and similar rights, and applications to register any of the foregoing; (b) patents and patent applications (including utility models); (c) copyrights (whether registered or unregistered), copyrighted works and applications for registration, including translations, adaptations and derivations thereof; (d) confidential and proprietary information, including trade secrets and know-how, inventions, recipes, technical data, formulas, algorithms, processes, compositions, methods, financial, marketing and commercial data, pricing and cost information, business and marketing plans, and customer and supplier lists and information; and (e) rights in Software (including source code and object code, and rights to firmware, operating systems, development tools, algorithms, technical information, applications, software and computer programs), databases, and data collections.

“Intercompany Agreement” means, as of any time, any Contract or arrangement, including any credit or funding agreement, facility or other arrangement, receivable, payable, or loan, in each case, between an Acquired Company, on the one hand, and the Seller or any of its Affiliates (other than any of the Acquired Companies), on the other hand.

“IOF” means Tax on financial transactions (Imposto sobre Operações Financeiras).

“IOF-Câmbio” has the meaning specified in Section 2.6(c).

“IPCA” means the Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo – IPCA), disclosed by the Instituto Brasileiro de Geografia e Estatística – IBGE or any successor index thereto.

“I-Systems” means I-Systems Soluções de Infraestrutura S.A., a Brazilian joint-stock corporation (sociedade anonima) duly organized and existing in accordance with the laws of Brazil, with its registered office at Brazilian Corporate Taxpayers register (Cadastro Nacional da Pessoa Juridica – “CNPJ”) under No. 40.166.794/0001-82.

“IT Systems” has the meaning specified in Section 4.15(c).

“Knowledge of the Buyer” means the actual knowledge (after due inquiry of their direct reports) of the Persons listed on Exhibit G as of the date of this Agreement.

“Knowledge of the Seller” means the actual knowledge (after due inquiry of their direct reports) of the Persons listed on Exhibit H as of the date of this Agreement.

“Law” means, in relation to a Person, any supranational, national, federal, state, provincial, municipal, local or similar constitution, statute, law, ordinance, regulation, treaty, convention, rule, code, Order, requirement or rule of law (including common law), including any interpretation or adjudication of any of the foregoing having the force of law.

“Leakage” means, without duplication, and excluding any Permitted Leakage, and after deducting any actual saving of Tax obtained by any of the Acquired Companies:

(I)           any of the following payments, value transfers or arrangements made by any Acquired Company to, or for the benefit of, Seller, any of its Affiliates or Related Parties (except, in each case, for the Acquired Companies themselves) in the period from (and including) the day after the Locked Box Date until (and including) the Closing Date:

(a)           any dividend, interest on equity / JCP (juros sobre capital próprio), capital reduction, share redemption, share buy-back, return of capital or other distribution of profits, proceeds or Assets (including any deemed distribution arising from the issue, transfer, grant or acquisition of any shares, securities, options, warrants or similar rights to or by Seller or any of its Affiliates or Related Parties for no consideration or for consideration below fair market value);

(b)           any liabilities, guarantees, indemnities, sureties, letters of comfort or other obligations assumed, incurred, granted or agreed to be assumed, incurred or granted, including any security interest or collateral provided, in each case, in respect of any actual or contingent obligation of the Seller or any of its Affiliates or Related Parties;

(c)           any of the following:

(i)           any repayment, prepayment, redemption or purchase of, or payment of principal, interest, fees, premiums, break costs or other amounts in respect of, any Indebtedness or other financial obligations owed or due to the Seller or any of its Affiliates or Related Parties (including the Shareholder Loans, or any other shareholder loans or other Related Party funding), and any Taxes (including IOF) payable as a result of such repayment, prepayment, redemption or purchase of, or payment, provided, however, that if any of the Shareholder Loans are payable by the Acquired Companies to the Repaid Related Parties as part of the Purchase Price, pursuant to Section 2.4, it shall not be treated as Leakage (except, for avoidance of doubt, that any IOF due and payable by the Acquired Companies as a result of the settlement of the Shareholder Loans will be considered Leakage); and

(ii)          any payments made, or consideration given, in respect of any goods or services purchased from, or any goods or services supplied to, Seller or any of its Affiliates or Related Parties in excess of such terms as would apply on ordinary course arm’s-length basis (including through prepayments, deferrals, factoring, sale of receivables, rebates, discounts or similar arrangements).

(d)           the waiver, release, discounting, set-off, netting of any amount actually owed, or any pending or contingent debt or claim, or any reduction in, or failure to charge, any amount, fee, interest or other consideration that would otherwise be payable, in each case by Seller or any of its Affiliates or Related Parties to any of the Acquired Companies;

(e)           any transfer, assignment, surrender or grant of any Assets or rights (including any Intellectual Property rights or receivables) by any of the Acquired Companies to or for the benefit of the Seller or any of its Affiliates or Related Parties, or any agreement to do so, net of fair value of consideration received;

(f)            any Taxes or Tax settlements relating to the Seller or any of its Affiliates or Related Parties (including under any Tax consolidation, fiscal unity, group relief or similar Tax-sharing or allocation arrangement) that are borne, paid, indemnified, guaranteed or otherwise economically assumed by any of the Acquired Companies for the benefit of the Seller, any of its Affiliates or Related Parties, as well as any transfer, surrender or use of any Tax losses, Tax credits or other Tax attributes of any of the Acquired Companies for the benefit of the Seller or any of its Affiliates or Related Parties, and any Tax refunds or similar benefits of any of the Acquired Companies, that are paid, credited or otherwise made available to the Seller or any of its Affiliates or Related Parties from and after the Locked Box Date for the benefit of the Seller, any of its Affiliates or Related Parties;

(g)           any agreement, commitment, arrangement, corporate resolution or action taken by any of the Acquired Companies, Seller or any of its Affiliates or Related Parties, to the extent it results in an actual transfer of value from the Acquired Companies to the Seller or any of its Affiliates or Related Parties, including any benefit that is economically equivalent to any of the matters referred to in paragraphs (a) to (f) above.

(II)           any amount (which may be a negative number, in which case it shall reduce the amount of Leakage, which also may be a negative number) equal to (a) the Net Debt of the Acquired Companies reflected in the consolidated audited financial statements of IHS Brasil and Centennial Colombia, and the unconsolidated unaudited financial statements of Centennial Brasil and Centennial Towers of Brasil B.V., in each case, as at and for the fiscal year ended December 31, 2025, minus (b) the Reference Net Debt;

(III)         any Capital Expenditures in excess of the Capital Expenditures Cap, except to the extent prior written consent is provided by the Buyer with respect to such amounts in excess; and

(IV)         any Transaction Expenses paid by the Acquired Companies or accrued and unpaid as of the Closing Date.

Interest with respect to any Leakage shall accrue daily at an annual rate equal to the average of the IPCA and CDI, between the later of July 1st, 2026 and the date of the Leakage payment or liability becoming due (inclusive), and the Measurement Time (inclusive).

“Leased Real Property” means the real property leased by any of the Acquired Companies, in each case, as tenant, together with, to the extent leased by any of the Acquired Companies, all buildings and other structures, facilities or improvements located thereon and all underlying or related lease, sublease, surface right, right of use, assignment of use, easement, right of way, license, Permit or other similar interest or agreement pursuant to which the Company holds a leasehold interest, leasehold estate or other real property interest or other right of use agreement for any Site, and appurtenances of any of the Acquired Companies relating to the foregoing.

“Liability” means any and all debt, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable.

“Locked Box Date” means December 31, 2025.

“Loss” means any and all losses, damages, penalties, fines, awards, interest, disbursements, charges, deficiencies, claims, judgments, fees, costs, expenses, indemnification, loss of suit fees (including those incurred in the course of conducting any defense), liabilities or obligations (including, court deposits, guarantees, fees, administrative or judicial court costs, or reasonable attorneys’ fees, expert and accounting fees and court costs, including in connection with the investigation, preparation or defense of an Action), as well as monetary adjustment, default or interest, fines and any other related surcharges or penalties.

“MLA” means each master lease covering Sites (including any improvements installed on any land underlying or appurtenant to any of the Sites) and executed by or binding upon the applicable Acquired Company, on one hand, and a tenant, on the other hand.

“Material Adverse Effect” means any event, circumstance, change, occurrence or effect (each, an “Effect”) that, individually or in the aggregate, has had, has, or is reasonably expected to have, a material adverse effect on the business, liabilities, results of operations or condition (financial or otherwise) of the Acquired Companies, taken as a whole; provided, however, that, for purposes of the foregoing, a Material Adverse Effect shall not include any Effect to the extent relating to, arising out of, or resulting from: (a) any change in applicable Laws, GAAP or regulatory policies or interpretations thereof or in accounting or reporting standards or principles or interpretations thereof, (b) any change in interest rates or economic, political, business, financial, social, commodity, currency or market conditions generally, or any change generally affecting any of the industries or markets in which the Acquired Companies operate or the economy as a whole, (c) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster or act of God, force majeure event, any pandemic, public health event, outbreak of disease or illness, or other calamity, or any escalation or worsening relating to the foregoing, including any escalation or worsening of stoppages, shutdowns or habits or behavior of people, or any response of any Governmental Authority (including requirements for business closures or “sheltering-in-place”), related to any of the foregoing, (d) any national, international, foreign, domestic or regional political or social conditions, including as a result of the outcome of any primary or general elections or the outbreak or escalation of hostilities, acts of terrorism, cyber-attacks, military action, political instability or any governmental or other response to any of the foregoing, in each case whether or not involving the United States, Brazil or Colombia, (e) the announcement or the execution of this Agreement, the identity of the Buyer, the pendency or consummation, or the performance, of this Agreement (or the obligations hereunder), including the impact thereof on relationships, contractual or otherwise, with customers, vendors, licensors, partners, independent contractors, counterparties to lease or concession agreements, and employees (provided, however, that this clause (e) shall not apply to Section 4.2 or Section 3.3), (f) the compliance with the terms of this Agreement or the taking of any action specifically required by this Agreement or with the prior written consent or at the written request of the Buyer, or the failure to take any action specifically prohibited by this Agreement, or (g) any failure of the Acquired Companies, taken as a whole, to meet any projections, forecasts or budgets or estimates of revenues, earnings or other financial metrics for any period (it being understood that the underlying cause of any such failure may be taken into consideration when determining whether a Material Adverse Effect has occurred, unless such underlying cause is otherwise excluded hereby); except, in each case of clauses (a) through (d) above, to the extent that such Effect has had a disproportionate adverse effect on the Acquired Companies, taken as a whole, relative to other Persons of a similar size operating in the industries in which the Acquired Companies conduct business, in which case the incremental impact of such Effect may be taken into account in determining whether a Material Adverse Effect has occurred.

“Material Contracts” has the meaning specified in Section 4.18(a).

“Measurement Time” means the time immediately preceding the Closing.

“MNO” means any existing mobile network operator client of the Acquired Companies, including TIM S.A., Vivo (Telefónica Brasil S.A. and Colombia Telecomunicaciones S.A.), Claro Brasil S.A., and Claro Colombia S.A. (América Móvil), and their respective Subsidiaries.

“Net Debt” means the Financial Debt of the Acquired Companies minus the Cash of the Acquired Companies, as of the Locked Box Date.

“New Sites Capex” means any capital expenditures required for Site acquisition, development and build in order to construct a new Site, whether related to civil works or any other expenses that are ordinarily capitalized in financial accounts.

“Notice of Disagreement” has the meaning specified in Section 2.5(b).

“Objection Deadline Date” means the date that is forty-five (45) days after delivery by the Buyer to the Seller of the Final Leakage Statement.

“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department.

“Order” means any order, writ, injunction, decree, stipulation, judgment or award of a Governmental Authority.

“Ordinary Course of Business” means the operations and activities customary and necessary for each of the Acquired Companies to conduct their business, consistent in nature, scope and magnitude with past practices.

“Owned Real Property” means the real property, or surface rights (direito real de superfície) owned by any of the Acquired Companies, together with all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of any of the Acquired Companies relating to the foregoing.

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Employee Payments” means, in each case in the Ordinary Course of Business, consistent with past practice in the 12 months prior to the date of this Agreement and in accordance with any Employee Plan which has not been amended in contemplation of the transactions contemplated herein: (a) the payments of base salary; (b) the payments of accrued bonuses; (c) the reimbursement of reasonable expenses properly incurred in the course of employment; and (d) the provision of all other emoluments, pensions and benefits to employees, officers, directors, consultants and secondees.

“Permitted Encumbrance” means: (a) statutory liens for current Taxes not yet due or delinquent or the validity or amount of which is being contested in good faith by appropriate proceedings, in each case with adequate reserves established in accordance with GAAP, (b) Encumbrances on real property that are matters of record or would be disclosed by a current, accurate survey or physical inspection of such real property, which, individually or in the aggregate, do not interfere with the current use of such real property (c) Encumbrances that will be terminated at or prior to the Closing, (d) any non-exclusive licenses of Intellectual Property granted to any Acquired Company in the Ordinary Course of Business, (e) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of the Acquired Companies, or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), provided that no such lien has been filed of record or, if filed, will be released at or prior to Closing, (f) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, as currently enforced, that are not violated by the current use or occupancy of the real property, (g) liens granted to any lender at the Closing in connection with any financing by the Buyer of the transactions contemplated hereby, (h) any right, interest, lien, title or other Encumbrance of a lessor or sublessor under any lease or other similar agreement or in the property being leased thereunder, in each case that do not interfere with the current use of such property by the Acquired Companies, and (i) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Encumbrances that do not, individually or in the aggregate, interfere with the present use of the Assets of the Acquired Companies.

“Permitted Leakage” means, without duplication: (a) any Permitted Employee Payments; (b) any payment of an operational nature in the Ordinary Course of Business in respect of which a specific accrued expense or provision has been recorded in the Financial Statements, up to the amount of such specific accrued expenses as so recorded; (c) any payment to be made to the Seller or any of its Affiliates or its Related Parties under, or for breach of, this agreement by the Buyer or any of its Affiliates; (d) any matter undertaken at the written request, or with the prior written approval, of the Buyer or any of its Affiliates; (e) any payment or service provided by the Seller or any of its Affiliates or its Related Parties to an Acquired Company, in the Ordinary Course of Business and on arms’ length terms, as listed in Schedule 1.1; (f) payment of any due and unpaid payroll liabilities to the Acquired Companies’ directors that are outstanding as of the Locked Box Date, which are detailed in Schedule 1.1; (g) any Leakage which is cured or compensated for without imposing any costs, Liabilities or Losses to the Acquired Companies; (h) any agreement or arrangement made or entered into by any Acquired Company to do or give effect to any matter referred to in clauses (a) to (g) (inclusive) above; or (i) any Tax payable by any Acquired Company in connection with, or which is attributable to, any of clauses (a) to (h) (inclusive) above.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Pre-Locked Box Tax Period” means any taxable period, or portion thereof, ending on or prior to the Locked Box Date.

“Property” or “Real Property” means each of the Owned Real Properties and the Leased Real Properties.

“Protected Information” means (a) any information that identifies or can be used to identify an individual that is governed, regulated or protected by one or more Information Privacy and Security Laws; or (b) any confidential information that the Acquired Company receives from a customer that the Acquired Company is obligated to keep confidential under Information Privacy and Security Laws or any Contract to which it is a party.

“Purchase Price” has the meaning specified in Section 2.2(b).

“RAN Sharing” means radio access network sharing, as provided for in ANATEL’s Resolution No. 671/2016 or other that replaces this regulation.

“RCU” or “FCU” means the assignment of rights of use of any Telecom Infrastructure executed between the Company and an MNO.

“Reference Net Debt” means (negative) R$92,507,702 (ninety two million five hundred and seven thousand seven hundred and two Brazilian Reais), calculated pursuant to Exhibit M.

“Related Persons” has the meaning specified in Section 11.22.

“Related Party” means, in relation to any Person, (a) any Affiliate of such Person, (b) the shareholders, partners, board members, executive officers, employees, managers or any other Representatives of such relevant Person or any Affiliate of any of them, including, in case of investments funds, the manager (gestor) of such funds (in each case, acting in their capacity as such), or (c) in relation to individuals, their spouse, partner, ascendants, descendants or relatives up to the third (3rd) degree of consanguineous kinship.

“Remedial Action” means any and all actions required to: (a) clean up, remove, treat or in any other way remediate any Hazardous Material; (b) prevent the release of Hazardous Materials so that they do not endanger or threaten to endanger public health or welfare or the environment; or (c) perform studies or investigations related to the foregoing.

“Repaid Related Parties” has the meaning specified in Section 2.2.

“Representatives” means, with respect to any Person, the directors, officers, employees, agents, auditors, advisors and other representatives of such Person (including, the directors, officers and employees of any such Person’s Representatives).

“Required Approvals” means the regulatory approvals, consents, clearances, notices, reports and other application filings required under applicable Law in connection with the transactions contemplated by this Agreement, which are listed in Exhibit J.

“Retained Names and Marks” has the meaning specified in Section 6.14(a).

“RWI Policy” has the meaning specified in Section 6.10.

“Sanctioned Territory” means, at any time, any country (or Governmental Authority of any country), region, or territory which is itself the target of any country-wide, region-wide, or territory-wide Sanctions (at the time of this Agreement, the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine, Cuba, Iran, and North Korea).

“Sanctions” means any trade, economic or financial sanctions Laws, embargoes or restrictive measures administered, enacted, imposed or enforced by a Sanctions Authority.

“Sanctions Authority” means each of the United Nations (including the United Nations Security Council), the European Union or any present or future member state thereof, the United Kingdom, the United States of America (including the U.S. Department of the Treasury, OFAC, U.S. Department of Commerce Bureau of Industry and Security, or the U.S. Department of State), Brazil, Colombia and the respective institutions and agencies of any of the foregoing.

“Sanctions List” means any Sanctions-related list of designated or blocked persons issued by Brazil, the United States government (including OFAC’s List of Specially Designated Nationals and Blocked Persons, or any other U.S. Department of the Treasury, OFAC, U.S. Department of Commerce Bureau of Industry and Security, or U.S. Department of State sanctions- or export-related restricted party list), the United Nations Security Council, the European Union, any EU Member State, the United Kingdom (including HM’s Treasury of the United Kingdom), or any other Sanctions Authority with jurisdiction, or any list maintained by, or public announcement of Sanctions designation made by, a Sanctions Authority, each as amended, supplemented or substituted from time to time.

“Sanctions Restricted Person” means any Person that is the target of any sanctions or restrictions under Sanctions or Ex-Im Laws, including (a) any Person listed on any Sanctions List, or, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled, directly or indirectly, by any one or more Persons listed on a Sanctions List, (b) located, ordinarily resident in, or incorporated or organized under the laws of, a Sanctioned Territory, or a Governmental Authority of Venezuela (c) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled, directly or indirectly, by such a Person, or (d) acting at the specific direction or on behalf of a Person or Persons referred to in clauses (a)-(c) above.

“Securities Act” has the meaning specified in Section 5.10.

“Seller Fundamental Representations” means the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3(a)(i), Section 3.4, Section 3.6, Section 3.7, Section 3.8, Section 4.1, Section 4.2(a)(i), Section 4.3, Section 4.4, Section 4.8(b), Section 4.8(c), Section 4.8(d), Section 4.8(e), Section 4.9 and Section 4.23.

“Seller Material Adverse Effect” means, with respect to the Seller, any Effect that would prevent, materially delay or materially impede the performance by the Seller of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

“Seller Persons” has the meaning specified in Section 6.9(a).

“Senior Employee” means any employee of the Acquired Companies with a monthly base salary in excess of R$ 40,000.00.

“Shareholder Loans” means the shareholder loan agreement, dated as of June 25, 2025, by and between IHS Holding Limited and IHS Brasil, and the other intercompany loans listed in Schedule 1.1(a) of the Disclosure Schedules.

“Shareholder Loans Amount” means, as of the date of determination, any principal, interest, fees, premiums, break costs or other amounts in respect of the Shareholder Loans.

“Shares” means all of the issued and outstanding equity interests of the following Acquired Companies: (a) IHS Brasil, (b) Centennial Brasil, and (c) Centennial Colombia. Notwithstanding anything to the contrary herein, the “Shares” (i) shall not include the outstanding equity interests of Centennial Brasil to the extent Centennial Brasil is liquidated prior to the Closing pursuant to Section 6.19 of this Agreement, and (ii) may include the outstanding equity interests of Centennial Towers of Colombia B.V. and Centennial Towers of Colombia Ltd., to the extent such entities are not liquidated pursuant to Section 6.19 of this Agreement prior to the Closing Date.

“Sites” means any site operated, whether or not owned, by an Acquired Company upon which any Towers or DAS is located.

“SIC” means the Superintendency of Industry and Commerce of Colombia (Superintendencia de Industria y Comercio).

“Software” means (a) computer software, programs, applications, operating systems, firmware and software implementations of algorithms, models and methodologies, whether in source code, object code or any other form, and (b) related documentation (including specifications and developer notes).

“Subsidiary” means, with respect to any Person, any other Person of which at least 50% of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by such first Person.

“Tax” or “Taxes” means all federal, state, local, or foreign taxes (including income, profits, windfall profits, franchise, alternative minimum, gross receipts, sales, use, customs duties, value added, ad valorem, transfer, real property, personal property, stamp, capital stock, excise, premium, social security, payroll, occupation, employment, unemployment, severance, disability, registration, license, withholding, estimated tax, contributions and fees) as well as any social contributions, regulatory and telecommunication contributions or parafiscal charges (including PIS (Programa de Integração Social), COFINS (Contribuição para Financiamento da Seguridade Social), CSLL (Contribuição Social sobre o Lucro Líquido), Mandatory Fund for Unemployment Benefit (Fundo de Garantia por Tempo de Serviço – FGTS), ISS (Imposto Sobre Serviços), ICMS (Imposto sobre Circulação de Mercadorias e Serviços), IPI (Imposto sobre Produtos Industrializados), IRPJ (Imposto sobre a renda das Pessoas Jurídicas), IOF (Imposto Sobre Operações Financeiras), CIDE (Contribuição de Intervenção no Domínio Econômico), IBS (Imposto sobre Bens e Serviços), CBS (Contribuição sobre Bens e Serviços) and import/export levies), and any interest, penalty, or addition with respect to any of the foregoing.

“Tax Authority” means any Governmental Authority having the authority to administer, collect, regulate or impose Taxes.

“Tax Return” means any report, return, document, declaration or document (including any refund claim, information statement or amendment) with respect to Taxes and required to be filed with any Tax Authority, including any schedule, amendment or attachment thereof.

“Telecom Infrastructure” means any supporting infrastructure, wireless or fixed communications tower structures, distributed antenna systems and improvements (including buildings, structures, foundations, equipment pads, equipment shelters, fixtures, storage facilities, cabinets, anchors, guy wires, fences and other improvements, and any telecommunications infrastructure items in any locations where antennae, poles or electronic equipment from tenants are placed and situated at the Sites, owned, leased or used by the Acquired Companies, used or intended to be used in the operation of the Sites or to conduct the Business).

“Tenant Lease Agreement” means an agreement pursuant to which the Company leases, grants or assigns to a Person rights to occupy or use any portion of a Site, including any MLAs or arrangements covering the right to do any of the foregoing (e.g., lease, easement, master agreement, master lease agreement, site lease agreement, RCU and FCU, collocation agreement, arrangement or other agreement).

“Termination Date” has the meaning specified in Section 10.1(c).

“Towers” means any communications tower structures, including poles, rooftops and all other related equipment or appurtenant equipment and improvements, provided that such term shall not include the telecommunications equipment placed upon Towers by third parties pursuant to any MLAs.

“Transaction Expenses” means an amount in Brazilian Reais equal to (a) the aggregate out-of-pocket fees, costs and expenses incurred by the Acquired Companies payable to third-parties solely in connection with the transactions contemplated by this Agreement; including, third party professional advisors (including attorneys’ fees and the brokerage fees, commissions or other fees), audit services, consulting services, data room services, law firms (reports and issuing certificates), travel expenses and hotels, investors reception, meal expenses, translations and notary’s expenses; (b) waiver fees levied upon Seller or the Acquired Companies as a result of this Agreement; (c) any severance, change of control, termination, retention, incentive or similar payments, bonuses or benefits payable or due to any director, executive officer or employee of the Seller, the Acquired Companies or any Related Parties of the Seller or the Acquired Companies, including any accelerated vesting, discretionary benefits, or termination arrangements, in each case, which are payable solely as a result of the consummation of the Transaction (and not as a result of any action taken by the Buyer or any of its Affiliates after the Closing); (d) any penalty incurred by IHS Brasil as a result of failure to comply with the provisions of the Right of First Refusal and Right to Match Instrument executed by the IHS Brasil, Itaú BBA, Banco Bradesco BBI and Banco Santander (Brasil) on June 25, 2025 (“ROFR”); (e) any costs or expenses in connection with the process of obtaining any consent for the contracts set forth in Schedule 4.2(a) of the Disclosure Schedules; provided, however, that Transaction Expenses shall exclude (i) fees, costs, expenses payments, bonuses or benefits to the extent payable by the Seller or any of its Affiliates (other than the Acquired Companies), (ii) the portion of the fees, costs and expenses incurred in respect of the RWI Policy attributable to the Buyer, pursuant to Section 6.10, and (iii) any costs and expenses incurred at the written request of the Buyer.

“Transfer Taxes” means all stamp, transfer, documentary, sales and use, value added, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby.

“Willful Breach” means a material breach of any covenant or other agreement contained in this Agreement that is the knowing consequence of an intentional act or omission by a Party taken with the actual knowledge that the taking of (or failure to take) such act would be, cause or constitute, or would reasonably be expected to be, cause or constitute, a breach of any covenant or other agreement contained in Agreement; provided, that, in no event will the failure of the Debt Financing to be funded at the Closing in itself constitute a Willful Breach if Buyer has complied with its obligations under Section 6.16.

Article II
PURCHASE AND SALE

Section 2.1             Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, assign, transfer, convey and deliver to the Buyer, and the Buyer shall purchase, acquire and accept from the Seller, all right, title and interest in and to the Shares, free and clear of any Encumbrances (other than Encumbrances resulting from any facts or circumstances caused by the Buyer or its Affiliates and restrictions on transfer that may be imposed by generally applicable securities Laws), for the consideration specified below in this Article II.

Section 2.2             Purchase Price. Upon the terms and subject to the conditions of this Agreement, at the Closing, in consideration for (i) the acquisition of the Shares, free and clear of any Encumbrances (other than Encumbrances resulting from any facts or circumstances caused by the Buyer or its Affiliates and restrictions on transfer that may be imposed by generally applicable securities Laws) and (ii) the extinguishment of the Shareholder Loans and full release of the respective borrowers from the obligations thereof, the Buyer shall pay to the Seller the Estimated Purchase Price, as defined below:

(a)            The Base Purchase Price shall be subject to the daily accrual of interest at an annual rate equal to the average of IPCA and CDI, between July 1st, 2026 (inclusive) and the Measurement Time (inclusive) (the “Adjusted Base Purchase Price”). The Adjusted Base Purchase Price minus any Estimated Leakage (as defined below), shall be equivalent to the “Estimated Purchase Price”.

(b)            The Adjusted Base Purchase Price minus any Final Leakage (as defined below), shall be equivalent to the “Purchase Price”. Following the Closing, any differences between the Estimated Purchase Price and the Purchase Price shall be determined and paid pursuant to the procedures, terms and conditions set forth in Section 2.5.

(c)            The Parties agree that the portion of the Purchase Price allocable to the equity interests in Centennial Colombia, Polar Breeze Colombia S.A.S. and IHS Towers Colombia S.A.S. is R$125,000,000.00.

Section 2.3             Closing; Estimated Leakage Statement.

(a)            Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares shall take place at a closing (the “Closing”) to be held remotely via the exchange of electronic documents at 10:00 a.m., Eastern time on date determined in accordance with this Section 2.3(a), or at such other place or at such other time or on such other date as the Seller and the Buyer may mutually agree upon in writing. The day on which the Closing takes place is referred to as the “Closing Date.”

(i)             If the Closing Conditions Satisfaction Date is on or prior to the Cut-off Date, the Closing shall occur on the fifteenth (15th) Business Day following such Closing Conditions Satisfaction Date.

(ii)            If the Closing Conditions Satisfaction Date is after the Cut-off Date, the Closing shall occur (A) if the Closing Conditions Satisfaction Date is prior to June 1, 2026, on a date selected by the Seller in its sole discretion, such date to be (1) notified by the Seller in a written notice delivered to the Buyer of a date at least fifteen (15) Business Days following the Closing Conditions Satisfaction Date, and (2) no later than June 30, 2026, or (B) if the Closing Conditions Satisfaction Date is after June 1, 2026, on the date that is the fifteenth (15th) Business Day following the Closing Conditions Satisfaction Date.

(b)           No later than ten (10) Business Days prior to the Closing Date, the Seller shall deliver to the Buyer a written statement (the “Estimated Leakage Statement”) setting forth the Seller’s good-faith estimate of the Leakage (“Estimated Leakage”) and the Estimated Purchase Price, each determined as of the Measurement Time and on a basis consistent with the Accounting Principles. For purposes of determining the amount included in the Estimated Purchase Price, foreign currencies shall be converted into U.S. dollars at the Exchange Rate as of the Closing Date.

(c)            Concurrently with the delivery of the Estimated Leakage Statement, the Seller shall deliver to the Buyer, reasonably supporting calculations and documentation of the Estimated Leakage Statement. Buyer shall have five (5) Business Days from the receipt of such Estimated Leakage Statement to provide the Seller any comments with respect to the Estimated Leakage Statement, which comments shall be considered by the Seller in its sole discretion, acting reasonably and in good-faith, in response to Buyer’s comments. The revised statement incorporating revised estimate of Leakage (if any) shall be sent to the Buyer at least three (3) Business Days prior to the Closing Date and treated as the Estimated Leakage Statement hereunder.

Section 2.4             Closing Deliveries.

(a)            At the Closing, the Seller shall deliver, or cause to be delivered, to the Buyer:

(i)             unless Centennial Brasil has been dissolved pursuant to Section 6.19, a duly executed share transfer form in respect of the Shares in Centennial Brasil in favor of the Buyer together with the share certificates for the Shares in Centennial Brasil in the name of its shareholder (or in the case of any lost certificate, an indemnity in respect thereof in a form reasonably satisfactory to the Buyer);

(ii)            to the extent (A) any of Centennial Towers of Brasil B.V. or Centennial Towers of Colombia, Ltd., is not formally liquidated pursuant to Section 6.19, and (B) the Seller is the direct record and beneficial owner of the outstanding equity interests of such Dutch/BVI Entities immediately prior to the Closing, a duly executed counterpart of all documents reasonably necessary under applicable Law to consummate the transfer of such Shares pursuant to Section 6.19(e);

(iii)           regarding Centennial Colombia: (a) original share certificates representing the shares in Centennial Colombia duly endorsed in favor of the Buyer, (b) transfer letter instructing Centennial Colombia’s legal representative to register Buyer as the new owner of the Shares of Centennial Colombia, cancel the Shares certificates issued in the name of the Seller, and to issue a new certificate of the Shares of Centennial Colombia in the name of the Buyer; and (c) a copy of the shareholder registry book (libro de registro de accionistas) of Centennial Colombia, with a notation evidencing the Buyer as the owner of the Shares of Centennial Colombia sold by the Seller hereunder.

(iv)           duly annotated book entries to the Share Register Book (Livro de Registro de Ações Nominativas) and duly executed book entries to the Shares Transfer Book (Livro de Registro de Transferência de Ações) of IHS Brasil reflecting the Shares in the name of the Buyer;

(v)            an ad negotia power of attorney to one or more individuals appointed by the Buyer, with general powers to represent IHS Brasil and its Subsidiaries before third parties (including Governmental Authorities), effective from the Closing Date until the date the Board of Trade registers the corporate acts set forth in Sections 2.4(b)(v) and 2.4(b)(vi);

(vi)           receipt of funds in writing confirming the payment of the Estimated Purchase Price pursuant to Section 2.4(b) below; and

(vii)          a certificate of a duly authorized officer of the Seller certifying as to the matters set forth in Section 9.3(c).

(b)           At the Closing, the Buyer shall deliver, or cause to be delivered, to the Seller:

(i)             payment to the Seller or to lenders under the Shareholder Loans (the “Repaid Related Parties”), as the case may be, of the Estimated Purchase Price as follows:

(A)          The Buyer shall deliver (or cause to be delivered), by wire transfer of immediately available funds to the account designated in writing by the Seller at or prior to the Closing, (i) the equivalent in U.S. dollars of R$2,050,000,000.00, converted into U.S dollars in accordance with the procedure detailed in Exhibit I attached hereto, minus (ii) the Estimated Leakage, if any, provided, however, that if the U.S. dollar equivalent of R$1,500,000,000.00 set forth in Section 2.4(b)(i)(B) is not sufficient to repay in full the Shareholder Loans Amount as provided below (the “Shareholder Loans Amount Shortfall”), the Buyer shall reduce any amount payable to the Seller pursuant to this Section 2.4(b)(i)(A) by the Shareholder Loans Shortfall Amount.

(B)           The Buyer shall cause IHS Brasil to deliver, by wire transfer of immediately available funds to the account designated in writing by the Seller at or prior to the Closing, the U.S. dollar equivalent of R$1,500,000,000.00 of the Estimated Purchase Price, which shall be funded through the Debt Financing to be incurred by IHS Brasil, it being understood that, at such time, IHS Brasil shall remain under the ownership and control of the Seller. The Seller shall therefore cause IHS Brasil to comply with Buyer's reasonable instructions to the extent consistent with this Agreement and this Section 2.4(b)(i)(B), so that IHS Brasil may instrumentally make the payments established in Sections 2.4(b)(i)(B)(1) and 2.4(b)(i)(B)(2) and, accordingly, ensure that the Parties consummate the transactions set forth in this Agreement, as follows:

(1)            To the extent the result is a positive number, the Buyer shall cause IHS Brasil to pay, by wire transfer of immediately available funds to the account designated in writing by the Seller prior to Closing, the U.S. dollar equivalent of R$1,500,000,000.00, converted into U.S. dollars at the Exchange Rate, minus the Shareholder Loans Amount as of the Closing Date, subject to the following:

(x)            (i) first, the Debt Financing shall be funded and the proceeds thereof deposited in an account of IHS Brasil; (ii) second, with the proceeds of the Debt Financing, IHS Brasil shall give effect to a capital reduction, which the Seller and IHS Brasil will have had approved at least 60 (sixty) days prior to Closing (and, in any event, conditioned upon Closing Condition Satisfaction Date), and make the capital reduction distribution to the Seller at or prior to Closing to be implemented with the execution of the applicable corporate documents substantially in the form attached hereto in Exhibit F (and, in any case, prior to the transfer of the Shares of IHS Brasil to the Buyer) in the amount set forth in Section 2.4(b)(i)(B)(1) above, provided that, notwithstanding the foregoing, if such payment cannot be structured as a capital reduction distribution to the Seller (and, thus indirectly to IHS Holding Limited) and such distribution cannot be completed as of Closing Date, the Buyer shall arrange for an alternative to the payment mechanics set forth in this Section 2.4(b)(i)(B)(1) to implement the most efficient structure for the distribution and remittance mechanics for such payment; provided, that (i) the implementation of any such alternative structure shall require the prior written consent of the Seller, which shall not be unreasonably withheld, (ii) no such alternative structure shall (A) delay the Closing beyond the date on which it would otherwise occur pursuant to Section 2.3(a), (B) reduce the net proceeds actually received by the Seller below the amounts that the Seller would have received under the payment mechanics otherwise set forth in this Section 2.4(b)(i)(B)(1), or (C) otherwise be materially adverse to either Party, and (iii) any incremental out-of-pocket costs or expenses incurred in connection with implementing such alternative structure shall be borne by the Buyer.

(2)            IHS Brasil shall settle and repay the Shareholder Loans Amount (accrued as of the Closing Date) to the respective Repaid Related Parties. The Seller shall grant the Buyer a full release with respect to such portion of the Estimated Purchase Price and shall cause each of the Repaid Related Parties to grant full release of all borrowers’ obligations under the Shareholder Loans;

(3)            Notwithstanding anything to the contrary, the Buyer has the right to reduce the amount of the expected Debt Financing of R$1,500,000,000.00, provided that (w) the Buyer simultaneously increases the amount of equity set forth in Section 2.4(b)(i)(A) (such incremental amount, the “Incremental Equity”), (x) the Buyer delivers to the Seller an amended Equity Commitment Letter increasing the Equity Sponsor’s equity financing commitment thereunder by the Incremental Equity, or Buyer delivers or causes to be delivered an additional or supplemental equity commitment letter with respect to the Incremental Equity, and otherwise on the same terms and conditions as the Equity Commitment Letter attached hereto, (y) the Estimated Purchase Price is paid in full to the Seller at Closing pursuant to the same procedures established above, when applicable, provided that, with respect to the payment of the Incremental Equity, it shall be made in U.S dollars in accordance with the Exchange Rate at the time of payment (and not, for avoidance of doubt, in accordance with Exhibit I), and (z) such reduction does not result in any additional Taxes, costs, expenses or other Losses for the Seller.

(ii)            unless Centennial Brasil has been dissolved pursuant to Section 6.19, a duly executed counterpart of the share transfer form in respect of the Shares in Centennial Brasil;

(iii)           to the extent (A) Centennial Towers of Brasil B.V. or Centennial Towers of Colombia, Ltd., are not formally liquidated pursuant to Section 6.19, and (B) the Seller is the direct record and beneficial owner of the outstanding equity interests of such Dutch/BVI Entities immediately prior to the Closing, a duly executed counterpart of all documents reasonably necessary under applicable Law to consummate the transfer of such Shares pursuant to Section 6.19(e);

(iv)           a duly executed counterpart to the Shares Transfer Book (Livro de Registro de Transferência de Ações) of IHS Brasil reflecting the Shares in the name of the Buyer;

(v)            a duly executed copy of the minutes of the shareholders meeting of IHS Brasil and, in the case of its Subsidiaries, an amendment to their articles of association, (a) accepting the resignation of the members of the board of directors of IHS Brasil and members of the board of directors or officers of its Subsidiaries, as applicable, granting full, general, and complete release and discharge with respect to the accounts and actions performed by the resigning members of the board of directors or officers of its Subsidiaries, as applicable, and (b) appointing new members of the board of directors of IHS Brasil and new members of the board of directors or officers of its Subsidiaries, as applicable, substantially in accordance with Exhibit K;

(vi)           a duly executed copy of the minutes of a meeting of the newly elected board of directors of IHS Brasil and its Subsidiaries, as applicable (a) accepting the resignation of the current officers of IHS Brasil and its Subsidiaries, as applicable, granting full, general, and complete release and discharge with respect to the accounts and actions performed by the resigning members of management, as applicable, and (b) appointing new officers of IHS Brasil and its Subsidiaries, as applicable, substantially in accordance with Exhibit L;

(vii)          a duly executed copy of the minutes of the shareholders meeting of Centennial Colombia, IHS Towers Colombia S.A.S. and Polar Breeze Colombia S.A.S., whereby (a) the resignation or removal of the legal representative and his/her alternate is accepted, granting full, general, and complete release and discharge with respect to the accounts and actions performed by the resigning legal representative and his/her alternate, and (b) a new legal representative and a new alternate are appointed, on terms and conditions reasonably acceptable for the Parties;

(viii)         evidence of payment, on behalf of the Acquired Companies, of the Transaction Expenses as set forth in the Estimated Leakage Statement pursuant to written instructions as set forth on invoices (or other applicable supporting documentation) provided to the Buyer by the Seller concurrently with the delivery of the Estimated Leakage Statement; and

(ix)           a certificate of a duly authorized officer of the Buyer certifying as to the matters set forth in Section 9.2(c).

(c)            Other than expressly as provided in this Agreement, all payments under the terms of this Agreement shall be made in U.S. dollars and any amounts in Brazilian reais, Colombian pesos or any other foreign currency shall be converted into U.S. dollars at the Exchange Rate.

Section 2.5             Final Leakage.

(a)           Within seventy-five (75) days following the Closing Date, the Buyer shall prepare and deliver to the Seller a written statement, together with detailed supporting calculations and documentation (the “Final Leakage Statement”), that shall include the Buyer’s good faith determination of the Leakage (“Final Leakage”), determined as of the Measurement Time, and the Purchase Price, using the Buyer’s determination of amounts set forth in the Final Leakage Statement. The Final Leakage Statement (A) shall be prepared on a basis consistent with the Accounting Principles and (B) shall be based exclusively on the facts and circumstances as they exist between the Locked-Box Date and Closing and shall exclude the effects of any event, act, change in circumstances or similar development arising or occurring after the Closing. For purposes of determining the amount included in the Purchase Price, foreign currencies shall be converted into U.S. dollars at the Exchange Rate as of the Closing Date.

(b)           The Buyer will, and will cause the Acquired Companies to, afford the Seller and its Representatives reasonable access, during normal business hours and upon reasonable prior notice, to the personnel and supporting information (including financial and corporate records, working papers of auditors and accountants (subject to customary release letters)) reasonably requested by the Seller or its Representatives for purposes of preparing and reviewing the calculations contemplated in the Final Leakage Statement; provided, however, that any such access shall be conducted at the Seller’s expense, during normal business hours, under the supervision of the applicable Acquired Company’s personnel and in such a manner as to not unreasonably interfere with the normal operations of the Acquired Companies; provided, further that the Objection Deadline Date shall be tolled during any period in which the Buyer fails to comply with this requirement.

(c)           The Final Leakage Statement shall become final and binding on the Objection Deadline Date, unless prior to the end of such period, the Seller delivers to the Buyer written notice of its disagreement (a “Notice of Disagreement”) specifying the nature and amount of any dispute as to the Final Leakage, as set forth in the Final Leakage Statement (collectively, the “Disputed Items”). Any component of the calculations set forth in the Final Leakage Statement that is not the subject of a timely delivered Notice of Disagreement by the Seller shall be final and binding upon the Seller and the Buyer, unless the resolution of any Disputed Item affects an undisputed component of the Final Leakage Statement, in which case such undisputed component shall, notwithstanding the failure to object to such component in the Notice of Disagreement, be considered a “Disputed Item” to the extent affected by such resolved Disputed Item.

(d)           The Disputed Items shall be resolved as follows:

(i)             During the thirty (30)-day period following the delivery of a Notice of Disagreement by the Seller to the Buyer, the Parties in good faith shall use their commercially reasonable efforts to resolve such Disputed Items and any written resolution by the Seller and the Buyer as to such Disputed Items shall be final and binding with respect to such Disputed Items upon the Parties and the Final Leakage Statement shall be deemed to be updated accordingly.

(ii)            If the Seller and the Buyer have not resolved all such differences by the end of such thirty (30)-day period, the Seller and the Buyer shall, within fifteen (15) days following the expiration of such thirty (30)-day period, engage the Independent Accounting Firm to resolve any remaining Disputed Items. If one or more Disputed Items are submitted to the Independent Accounting Firm for resolution, the Seller and the Buyer shall, within such fifteen (15)-day period, enter into a customary engagement letter, and shall cooperate, with the Independent Accounting Firm in connection with its determination pursuant to this Section 2.5. Within fifteen (15) Business Days after the Independent Accounting Firm has been retained, the Seller, on the one hand, and the Buyer, on the other hand, shall simultaneously submit, at its own expense, to the Independent Accounting Firm and the other Parties a written statement attaching their briefs detailing their views as to the correct nature and amount of each remaining Disputed Item (the “Initial Submission Date”). Each Party shall furnish to the Independent Accounting Firm such information and documents as may be requested by the Independent Accounting Firm and may also furnish to the Independent Accounting Firm such other information and documents as such Party deems relevant. Copies of each Party’s submission to the Independent Accounting Firm shall be provided to the Buyer and the Seller, respectively, only after both Parties have delivered their respective submissions to the Independent Accounting Firm, and in all cases such copies shall be delivered to the Buyer and the Seller substantially simultaneously.

(iii)           The Independent Accounting Firm shall be instructed to resolve only the Disputed Items submitted to it and shall be instructed not to investigate any other matter independently. The scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to correcting mathematical errors and determining whether the Disputed Items were determined in accordance with the Accounting Principles and the Independent Accounting Firm is not to make any other determination. In resolving any Disputed Item, the Independent Accounting Firm may not assign a greater or lesser value to any Disputed Item than that assigned to such Disputed Item by the Seller or the Buyer in the Notice of Disagreement or Final Leakage Statement, as applicable.

(iv)           The Seller and the Buyer shall request that the Independent Accounting Firm (A) render a written final determination of all the Disputed Items submitted to it within thirty (30) days following the Initial Submission Date, and (B) provide a reasonably detailed basis for its determination in respect of each Disputed Item.

(v)            The Independent Accounting Firm’s final determination of the Disputed Items, absent fraud or manifest error, shall be conclusive and binding upon the Parties and shall not be subject to appeal or further review. Judgment may be entered upon the written determination of the Independent Accounting Firm in accordance with Section 11.9. In acting under this Agreement, the Independent Accounting Firm shall function solely as an expert and not as an arbitrator. The proceeding before the Independent Accounting Firm shall be an expert determination under applicable Laws governing expert determination and appraisal proceedings.

(vi)           The costs of any dispute resolution pursuant to this Section 2.5, including the fees and expenses of the Independent Accounting Firm and of any enforcement of the determination thereof, shall be borne by the Seller, on the one hand, and the Buyer, on the other hand, in inverse proportion to the manner in which such Person prevails on the Disputed Items resolved by the Independent Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be computed by the Independent Accounting Firm at the time of its determination of the Disputed Items is rendered. The fees and disbursements of the Representatives of each Party incurred in connection with the preparation or review of the Final Leakage Statement and preparation or review of any Notice of Disagreement, as applicable, shall be borne by such Party.

(e)            The Final Leakage Statement, including any modifications resulting from the resolution pursuant to Section 2.5(d) of any Disputed Items set forth in the Notice of Disagreement, as applicable, shall be deemed to be final and binding upon the Seller and the Buyer for the purposes of this Agreement upon the earliest to occur of: (i) the date on which the Seller delivers to the Buyer a written notice of its agreement with the Final Leakage Statement, (ii) the failure of the Seller to deliver the Notice of Disagreement by the Objection Deadline Date; (iii) the resolution of all Disputed Items by the Seller and the Buyer pursuant to Section 2.5(d)(i) or otherwise; and (iv) the resolution of all Disputed Items pursuant to Section 2.5(d)(iv) by the Independent Accounting Firm. Within five (5) Business Days after the Final Leakage Statement becomes or is deemed to be final and binding upon the Parties pursuant to this Section 2.5(e), an adjustment to the Estimated Purchase Price and a payment by wire transfer of immediately available funds in respect thereof shall be made as follows:

(i)             If the Purchase Price, as finally determined in accordance with the foregoing provisions of this Section 2.5, exceeds the Estimated Purchase Price (such difference, the “Closing Underpayment”), the Buyer shall pay to the Seller an amount equal to such Closing Underpayment to a bank account designated in writing by the Seller (such designation to be made within five (5) Business Days after the Final Leakage Statement becomes or is deemed final); and

(ii)            If the Purchase Price, as finally determined in accordance with the foregoing provisions of this Section 2.5, is less than the Estimated Purchase Price (such difference, the “Closing Overpayment”), the Seller shall pay to the Buyer an amount equal to the absolute value of such Closing Overpayment to a bank account designated in writing by the Buyer (such designation to be made within five (5) Business Days after the Final Leakage Statement becomes or is deemed final).

(f)             Payments in respect of Section 2.5(e) shall be made in accordance with the provisions of Section 2.4(c).

(g)            For the avoidance of doubt, this Section 2.5 is not intended to be used to permit the introduction of different judgments, accounting methodologies (including with respect to accruals and reserves), policies, principals, practices, procedures or classifications for purposes of calculating amounts referred to in this Section 2.5, or to adjust for any inconsistencies between the Accounting Principles, on the one hand, and GAAP, on the other.

Section 2.6             Taxes; CGT; Tax on Financial Transactions.

(a)             Taxes. Except as otherwise provided in this Agreement, each Party shall be responsible, as determined by the Applicable Law, for the calculation, withholding and payment of all Taxes of their respective responsibility and that are applicable to any payments made or to be made pursuant to this Agreement.

(b)            CGT; Withholding. Seller shall be solely and exclusively liable for, and shall bear full responsibility and the entire economic burden of, any income Tax on capital gains (“CGT”), including, any Imposto de Renda Retido na Fonte sobre Ganho de Capital (“Brazilian CGT”), arising from or in connection with the Sale of the Shares (“CGT Amount”), if any, and for the correct and accurate calculation of such CGT Amount and compliance with any other requirements for the compliance by Buyer with applicable Laws related to the withholding of any CGT.

(i)             Seller shall deliver to Buyer, no later than 15 (fifteen) Business Day prior to the Closing Date, a written statement setting forth the CGT Amount. If Seller fails to deliver such information to Buyer within such timeframe, Buyer shall be entitled to determine, acting reasonably and in good faith, the CGT Amount and the manner and timing of compliance with Applicable Law, including any registrations, filings and payment forms, and may rely on advice of reputable local tax counsel; provided, that where Seller timely delivers a written statement setting forth the CGT Amount, Buyer shall compute, withhold and remit strictly in accordance with such written statement delivered by Seller. In addition, Seller shall, at its own cost and as a condition precedent to Closing and to any payment of Consideration: (i) furnish to Buyer all information, calculations and supporting documentation reasonably requested by Buyer to determine the CGT Amount and to prepare, file and pay any CGT (including cost basis, acquisition dates, documentation evidencing the chain of title, and any available tax attributes); (ii) complete and deliver to Buyer any forms, declarations, affidavits or certificates required under Law; (iii) obtain and maintain any registrations, tax identification numbers and, if applicable, appoint a tax representative in Brazil and Colombia, and grant all powers of attorney required to enable Buyer (or its designee) to make filings and payments on Seller’s behalf; and (iv) provide cooperation reasonably requested by Buyer in any audit, inquiry or administrative proceeding related to CGT, including making personnel available, producing records, and executing documents.

(ii)            Buyer shall be authorized to deduct and withhold the CGT Amount from the Purchase Price to be paid to the Seller. Except if otherwise provided by Law, the withholding of the CGT Amount shall be made on the date of the actual payment of the Purchase Price by Buyer, based on the applicable rate and term set forth in Applicable Law at the time of any such payment. The parties acknowledge and agree that any such withholding and payment by Buyer shall constitute good and valid payment of the corresponding portion of the Purchase Price to the Seller.

(iii)           Any CGT Amount so deducted or withheld and paid over to the appropriate Tax Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Buyer shall, in accordance with applicable Laws, pay to the applicable Governmental Authority the Withholding Amount and provide Seller with a copy of the official receipt (including, with respect to Brazil, the relevant DARF).

(iv)           In the event Buyer pays to the Sellers any Closing Underpayment pursuant to the provisions of Section 2.5(e)(i), the procedure set forth in this Section 2.6 for the calculation and withholding of the CGT and additional CGT Amount shall apply with respect to the payment of such Closing Underpayment.

(v)            Seller shall indemnify, defend and hold harmless Buyer, its Affiliates and the Acquired Companies, for any and all Losses that any of the Buyer’s Indemnified Parties may incur arising out of any Tax assessment, collection, reporting, lawsuit, proceeding, claim, disputes or obligations imposed on or against any of them, in connection with the calculation, withholding and payment of the CGT Amount, solely to the extent such Losses are not attributable to any act or omission of the Buyer, its Affiliates or the Acquired Companies, and provided that the Buyer has complied with the Seller’s written statement delivered in accordance with Section 2.6(b)(i). The Seller shall have the right to control, at its expense, any audit, inquiry or proceeding relating to CGT, and the Buyer shall reasonably cooperate, including by forwarding as soon as reasonably possible to the Seller any CGT-related correspondence from any Tax Authority, making relevant books, records and personnel reasonably available, and executing reasonably requested forms or powers of attorney to permit the Seller to control such matter, in each case at the Seller’s expense and subject to applicable Laws. The indemnity in this Section 2.6(b)(v) shall survive until the expiration of the applicable statute of limitations (including any suspensions or extensions).

(c)           Tax on Foreign Exchange Transactions. Notwithstanding anything to the contrary contained herein, the Parties acknowledge and agree that any amount of IOF applicable to foreign exchange transactions in Brazil (“IOF-Câmbio”) and any fees, costs or expenses imposed in connection with the execution of the relevant foreign exchange contract for the remittance of funds by the Buyer from Brazil to the Seller’s designated bank account outside Brazil in order to comply with the Buyer’s payment obligations under this Agreement (“FX Costs”) are not, and shall not be treated as, Taxes required to be deducted or withheld from any payment to the Seller for purposes of Section 2.6(a). The Buyer shall be solely responsible for, shall timely pay, and shall bear IOF and all FX Costs in addition to, and without reduction of, any amounts otherwise payable to the Seller under this Agreement, such that no IOF-Câmbio or FX Costs shall be deducted, withheld or netted from any payment to the Seller, unless the Closing occurs before June 25, 2026, in which case the Seller shall bear any IOF payable as a result of that accelerated repayment of the Shareholder Loan, which will be considered Leakage under this Agreement.

Section 2.7             Filing with the Board of Trade. Within thirty (30) days of the Closing Date, the Buyer shall cause IHS Brasil to (a) submit (protocolar) the filing of the relevant corporate acts mentioned in Section 2.4(b)(v) and Section 2.4(b)(vi) with the competent Board of Trade, and (b) request the update of the applicable records of the IHS Brasil with the competent Governmental Authorities, and the Parties and IHS Brasil shall use commercially reasonable efforts to provide all the necessary information or documentation that may be required by such Board of Trade or other Governmental Authority for the completion of such registration and record update, as soon as reasonably possible from the Closing Date. The Buyer shall promptly update the Seller of any material event or circumstance in connection with the obligation provided for under this Section 2.7, including using commercially reasonable efforts to provide information and documentation of any requirements or approvals made by the Board of Trade or other Governmental Authorities no later than five (5) Business Days after becoming aware of the occurrence of such event or circumstance.

Article III
REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth in the Disclosure Schedules, the Seller makes the representations and warranties set out in this Article III to the Buyer on the date of this Agreement (except for such representations and warranties that are made as of a specified date). In addition the representations and warranties of the Seller to the Buyer set out in this Article III shall be deemed to be repeated on the Closing Date (except for such representations and warranties that are made as of a specified date).

Section 3.1             Organization. The Seller is an entity of the form specified in the Preamble hereto, duly organized, validly existing and in good standing under the laws of the jurisdiction specified therein.

Section 3.2             Authority. The Seller has the organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder, to consummate the transactions contemplated hereby and to conduct its business in the manner in which it is presently being conducted. The execution, delivery and performance by the Seller of this Agreement and the consummation by the Seller of the transactions contemplated hereby have been duly and validly authorized by all necessary organizational action. This Agreement has been duly executed and delivered by the Seller and, assuming due execution and delivery by the other Parties, constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as enforcement may be limited by the Enforceability Exceptions.

Section 3.3             No Conflict; Required Filings and Consents.

(a)            The execution, delivery or performance by the Seller of this Agreement or the consummation of the transactions contemplated hereby do not: (i) violate any provision of the organizational documents of the Seller, (ii) violate any material Law or Order applicable to the Seller or any of its respective assets or properties or (iii) violate, conflict with, result in a breach (or an event which, with or without notice or lapse of time, or both, would constitute a breach) under, or require any consent of any Person pursuant to, any material Contract to which the Seller is a party, except, in the case of this clause (iii), as would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(b)           Other than in connection with obtaining the Required Approvals, no notices to, consents or approvals or non-objections of, waivers or authorizations by, or applications, filings or registrations with any Governmental Authority are necessary on the part of the Seller in connection with the execution, delivery or performance by the Seller of this Agreement or the consummation of the transactions contemplated hereby, except (i) where failure to obtain such consent, approval, non-objection, waiver or authorization, or to make such application filing, registration or notification, would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect or (ii) as may be necessary as a result of any facts or circumstances relating to the Buyer or any of its Affiliates.

Section 3.4             Shares. The Seller is the sole record and beneficial owner of, and has, and immediately prior to the Closing, will have, good and valid title to all of the Shares (other than Shares in Centennial Brasil to the extent such entity is dissolved prior to Closing pursuant to Section 6.19), free and clear of any Encumbrance (other than Encumbrances resulting from any facts or circumstances caused by the Buyer or its Affiliates and restrictions on transfer that may be imposed by generally applicable securities Laws). The Seller has the right, authority and power to sell, assign and transfer the Shares to the Buyer. Upon the consummation of the Closing, the Buyer will have good, valid and marketable title to the Shares (other than Shares in Centennial Brasil to the extent such entity is dissolved prior to Closing pursuant to Section 6.19), free and clear of any Encumbrance (other than Encumbrances resulting from any facts or circumstances caused by the Buyer or its Affiliates and restrictions on transfer that may be imposed by generally applicable securities Laws).

Section 3.5             Solvency; Litigation. Immediately after giving effect to the transactions contemplated by this Agreement, (a) the amount of the “fair saleable value” of the assets of the Seller will exceed the value of all liabilities of the Seller, (b) the Seller will not have an unreasonable small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged, and (c) the Seller will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due. No transfer of property is being made by the Seller and no obligation is being incurred by the Seller in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Seller. The transactions contemplated hereby do not qualify as a fraudulent or unlawful conveyance of assets under Brazilian Law, including for the purposes of articles 158 through 164 of the Brazilian Civil Code (fraude contra credores), article 792 of the Brazilian Code of Civil Procedure (fraude à execução), and article 185 of the Brazilian Tax Code (fraude à execução fiscal), or under Colombian Law, including for the purposes of the pauline or revocatory action (acción pauliana o revocatoria) pursuant to articles 2488 and 2491 of the Colombian Civil Code, fraud in execution (fraude a la ejecución) under the Colombian General Code of Procedure, and fraud in tax execution (fraude a la ejecución fiscal) pursuant to article 838 of the Colombian Tax Code. As of the date hereof, there is no Action, hearing or investigation pending or threatened in writing against the Seller or any of their respective properties or assets that challenges, or will have the effect of preventing, delaying, making illegal, or otherwise interfering with, the execution of this Agreement or the consummation of the transactions contemplated hereby.

Section 3.6             Compliance with Anti-Corruption and Anti-Money Laundering Laws.

(a)            None of the Seller, its Affiliates, nor, to the Knowledge of the Seller, any of their Representatives acting on their behalf, has, in the past five (5) years, made, offered, promised, given or authorized, either directly or indirectly, any unlawful payment or giving of money, gift, bribe, rebate, promise, payoff, entertainment expense, other contribution or advantage, kickback or anything else of value, to any Governmental Authority or any other Person acting in an official capacity for or on behalf of a government department, government agency or a government-controlled entity or a public international organization (e.g., the International Monetary Fund or the World Bank), or political party or official thereof or candidate for political office in violation of Anti-Corruption and Anti-Money Laundering Laws, or otherwise been in violation of any Anti-Corruption and Anti-Money Laundering Laws, including with the intent to: (i) influence the applicable Governmental Authority, official, agent or employee to perform any act or make any decision with respect to their position or function; or (ii) induce any Governmental Authority or its officials, agents or employees to do or refrain from doing anything in violation of applicable Law; or (iii) induce a Governmental Authority, official, agent or employee thereof to use their influence for the purpose of obtaining any unfair commercial advantage for the Acquired Companies.

(b)            The Seller and its Affiliates are and have been for the past five (5) years in compliance in all respects with applicable Anti-Corruption and Anti-Money Laundering Laws.

(c)            None of the Seller, its Affiliates, nor, to the Knowledge of the Seller, any of their Representatives acting on their behalf, has, in the past five (5) years, (i) received any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing in each case regarding any actual or alleged violation of the Anti-Corruption and Anti-Money Laundering Laws; or (ii) been charged with or, to the Knowledge of the Seller, received notice, inquiry, or internal or external allegation that they are the target of any Action or governmental investigation for any actual or alleged violation of the Anti-Corruption and Anti-Money Laundering Laws, to the Knowledge of the Seller, there have been no facts or circumstances that could reasonably be expected to give rise to such an Action or governmental investigation.

(d)            The Seller and its Affiliates have instituted and maintained or are subject to policies and procedures, and a system of internal controls, reasonably designed to ensure continued compliance with the Anti-Corruption and Anti-Money Laundering Laws, including those for the detection, prevention and reporting of violations.

Section 3.7             Sanctions and Ex-Im Laws. None of the Seller, its Affiliates, nor, to the Knowledge of the Seller, any of their Representatives acting on their behalf, (a) has, at any time since April 24, 2019, been a Sanctions Restricted Person, or acting for or on behalf of or for the benefit of any Sanctions Restricted Person, (b) has, at any time since April 24, 2019, breached Sanctions applicable to it by having participated in any transaction or business dealing with any Sanctions Restricted Person or in any Sanctioned Territory in violation of any Sanctions, or otherwise engaged in any activity or conduct in violation of any Sanctions, or (c) has in the past five (5) years engaged in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under all applicable Ex-Im Law or otherwise violated Ex-Im Laws, or (d) has received from any Governmental Authority or Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing, in each case related to any Sanctions or Ex-Im Laws.

Section 3.8             Brokers. No broker, finder, legal advisor or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the negotiation, preparation, execution or delivery of this Agreement or the consummation of the transactions contemplated hereby based upon arrangements made by or on behalf of the Seller that would be payable by any of the Acquired Companies and would constitute Transaction Expenses.

Section 3.9             Exclusivity of Representations and Warranties. Except for the representations and warranties expressly made in this Article III, neither the Seller nor any other Person makes any representation or warranty (express, implied or otherwise) with respect to the Seller, whether in connection with this Agreement or otherwise, and the Seller hereby disclaims any such other representations or warranties (express, implied or otherwise).

Article IV
REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE ACQUIRED COMPANIES

Except as set forth in the Disclosure Schedules, the Seller makes the representations and warranties set out in this Article IV with respect to the Acquired Companies to the Buyer on the date of this Agreement (except for such representations and warranties that are made as of a specified date). In addition the representations and warranties of the Seller to the Buyer set out in this Article IV shall be deemed to be repeated on the Closing Date (except for such representations and warranties that are made as of a specified date).

Section 4.1             Organization and Qualification. Each Acquired Company is (a) duly incorporated or organized, as applicable, and validly existing and in good standing (to the extent such concepts are recognized under the laws of the jurisdiction of its incorporation or organization), and has all requisite corporate (or similar) power and authority to own, lease and operate its Assets and to carry on its business as it is currently being conducted and in the Ordinary Course of Business and (b) duly qualified as an entity to do business, and is in good standing, in each jurisdiction where the character of the Assets owned, leased or operated by it or the nature of its business makes such qualification necessary, except, in the case of each of clauses (a) and (b), for any such failures that would not, individually or in the aggregate, be material to the Acquired Companies, taken as a whole. No Acquired Company is subject to any bankruptcy proceeding or any similar proceeding that would prevent operation of its Businesses and Assets as currently operated in the Ordinary Course of Business.

Section 4.2             No Conflict; Required Filings and Consents.

(a)            The consummation of the transactions contemplated hereby will not (i) violate any provision of the organizational documents of the Acquired Companies, (ii) violate any Law or Order applicable to the Acquired Companies or any of their respective assets or properties or (iii) violate, conflict with, result in a breach (or an event which, with or without notice or lapse of time, or both, would constitute a breach) under, or require any consent of any Person pursuant to, any Contract, except, in the case of each of clauses (ii) and (iii), as would not, individually or in the aggregate, be material to the Acquired Companies, taken as a whole.

(b)            Other than in connection with obtaining the Required Approvals, no notices to, consents or approvals or non-objections of, waivers or authorizations by, or applications, filings or registrations with any Governmental Authority are necessary on the part of the Acquired Companies in connection with the execution, delivery or performance by Seller of this Agreement or the consummation of the transactions contemplated hereby, except (i) where failure to obtain such consent, approval, non-objection, waiver or authorization, or to make such application filing, registration or notification, would not, individually or in the aggregate, reasonably be expected to (A) be material to the Acquired Companies, taken as a whole, or (B) prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement, or (ii) as may be necessary as a result of any facts or circumstances relating to the Buyer or any of its Affiliates.

Section 4.3             Capitalization. Schedule 4.3 of the Disclosure Schedules sets forth, for each Acquired Company (a) its jurisdiction of formation, (b) the number and type of issued equity interests, and (c) the holder(s) of such equity interests. As of the date hereof, all equity interests in the Acquired Companies that are owned, directly or indirectly, by the Seller or another Acquired Company (including the Shares) have been duly authorized and validly issued, and none of such equity interests has been issued in violation of any preemptive rights. There are no options, warrants, convertible securities, rights of first refusal, rights of first offer or other similar rights, agreements, arrangements or commitments, relating to the equity interest in any Acquired Company or obligating the Seller or any Acquired Company to issue, transfer, sell or otherwise dispose of any equity interests of any of the Acquired Companies or redeem, purchase or otherwise acquire any outstanding equity interests of any of the Acquired Companies, including any securities pursuant to which rights to acquire capital stock become exercisable only after a change of control of any Acquired Company or upon the acquisition of a specified amount of the shares, equity interest or voting power of the Acquired Companies. There are no shareholders’ agreements or voting arrangements or any Encumbrances (other than Encumbrances resulting from any facts or circumstances caused by the Buyer or its Affiliates and restrictions on transfer that may be imposed by generally applicable securities Laws) affecting the Acquired Companies’ equity interests (including the Shares).

Section 4.4             Equity Interests. As of the date hereof, no Acquired Company owns or holds, directly or indirectly, any equity, partnership, membership or similar interest in, or any interest convertible or exercisable into or exchangeable for any equity, partnership, membership or similar interest in, any Person. The Acquired Companies do not hold, directly or indirectly, shares, quotas or any other equity interest or investment in any other company, consortium, legal entity or other entity, nor have they assumed any obligation to participate in the corporate capital of any company or to associate or make investments jointly with any other Person.

Section 4.5             Financial Statements; No Undisclosed Liabilities.

(a)            Schedule 4.5(i) of the Disclosure Schedules contains true, correct and complete copies of the unaudited consolidated trial balances of the Acquired Companies as at December 31, 2025 (the “Balance Sheet Date”), and the management accounts of the Acquired Companies as at December 31, 2025 (other than the Dutch/BVI Entities) (“2025 Financial Statements”), copies of the audited consolidated financial statements of IHS Brasil and Centennial Colombia, as at and for the fiscal year ended December 31, 2024 (“2024 Audited Financial Statements”) and copies of the unaudited unconsolidated financial statements of Centennial Brasil and Centennial Towers of Brasil B.V., as at and for the fiscal year ended December 31, 2024 (such financial statements, collectively with the 2025 Financial Statements and 2024 Audited Financial Statements referred to as the “Financial Statements”). Each of the Financial Statements fairly presents, in all material respects, the consolidated or unconsolidated, as applicable, financial position and results of operations of the Acquired Companies as at the respective dates thereof and for the respective periods indicated therein in accordance with the Accounting Principles in effect as of the date thereof, except as otherwise noted therein. The Financial Statements (i) were prepared from, and are in accordance with, the Books and Records of the Acquired Companies, (ii) have been prepared in accordance with the Accounting Principles applied on a consistent basis throughout the periods covered (except as expressly disclosed in the Financial Statements), and (iii) with regards to the 2024 Audited Financial Statements only, have been audited by the Acquired Companies’ independent auditors, who issued an unmodified (unqualified) audit report thereon and did not identify any “material weakness” (or equivalent concept) in internal control over financial reporting.

(b)            The Acquired Companies maintain systems of internal accounting controls and disclosure controls and procedures sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with the Accounting Principles, as applicable, in all material respects, including to provide reasonable assurance that (a) Assets, revenues, Liabilities and transactions are recorded as necessary to permit preparation of financial statements in accordance with the Accounting Principles, and (b) transactions are executed in accordance with authorizations of management.

(c)            None of the Acquired Companies has received any written complaint, allegation, assertion or claim, and there are no pending or, to the Knowledge of the Seller, threatened Actions, regarding the Financial Statements or the Acquired Companies’ accounting practices or financial controls, including any allegation of improper or unlawful accounting, auditing or disclosure practices. No facts or circumstances exist that would reasonably be expected to require a material restatement of any Financial Statements. There have been no instances of fraud or suspected fraud (whether or not material) involving management or other employees who have a significant role in internal controls, and, to the Knowledge of the Seller, no allegations of fraud, in each case relating to the Acquired Companies and occurring during any period covered by the Financial Statements.

(d)           There are no Liabilities of the Acquired Companies, other than any Liabilities (i) reflected or reserved against on the Financial Statements or the notes thereto, (ii) incurred since the Balance Sheet Date in the Ordinary Course of Business or in connection with the potential sale of the Acquired Companies, (iii) arising under this Agreement or the consummation of the transactions contemplated hereof or (iv) that would not reasonably be expected to be material to the Acquired Companies, taken as a whole.

Section 4.6             Books and Records. The Books and Records are true, correct and complete in all material respects and in accordance with applicable Laws. All Books and Records are in the possession of the Acquired Companies. No events or circumstances have occurred that would cause, or would reasonably be expected to cause, the Books and Records not to materially reflect the business or financial situation of the Acquired Companies. The minute books and share records of the Acquired Companies duly reflect all corporate actions taken, and no corporate act or filing is pending to be registered with the competent boards of trade or other authorities.

Section 4.7             Absence of Certain Changes or Events. Since the Locked Box Date through the date of this Agreement, (a) the business of the Acquired Companies has been conducted, in all material respects, in the Ordinary Course of Business consistent with past practice, (b) the Seller and the Acquired Companies have not carried out any of the acts listed in Section 6.1 of this Agreement, and (c) there has not been any Effect that has resulted in, or is reasonably expected to result in, a Material Adverse Effect.

Section 4.8             Compliance with Laws; Compliance with Anti-Corruption and Anti-Money Laundering Laws; Sanctions.

(a)            Each of the Acquired Companies is, and since January 1, 2022, has been, in compliance with all Laws applicable to it in all material respects. Since January 1, 2022, no Acquired Company, or, to the Knowledge of the Seller, any of their Representatives acting on their behalf, has received any written notice from any Governmental Authority of a material violation of any applicable Law.

(b)            In the past five (5) years, none of the Acquired Companies, or, to the Knowledge of the Seller, any of their Representatives acting on their behalf, has violated any applicable Anti-Corruption and Anti-Money Laundering Laws. There are no Actions or governmental investigations pending (or threatened) against any of the Acquired Companies, or, to the Knowledge of the Seller, any of their Representatives acting on their behalf, regarding any actual or alleged violations of any Anti-Corruption and Anti-Money Laundering Laws by any of the Acquired Companies and, to the Knowledge of the Seller, there have been no facts or circumstances that could reasonably be expected to give rise to such an Action or governmental investigation.

(c)            None of the Acquired Companies, or, to the Knowledge of the Seller, any of their Representatives acting on their behalf, has, in the past five (5) years made, received, offered, promised, given or authorized, either directly or indirectly, any unlawful payment or giving of money, gift, bribe, rebate, promise, payoff, entertainment expense, other contribution or advantage, kickback or anything else of value, to any Governmental Authority or any other Person acting in an official capacity for or on behalf of a government department, government agency or a government-controlled entity or a public international organization (e.g., the International Monetary Fund or the World Bank), or political party or official thereof or candidate for political office in violation of Anti-Corruption and Anti-Money Laundering Laws, or otherwise been in violation of any Anti-Corruption and Anti-Money Laundering Laws, including with the intent to: (i) influence the applicable Governmental Authority, official, agent or employee to perform any act or make any decision with respect to their position or function; or (ii) induce any Governmental Authority or its officials, agents or employees to do or refrain from doing anything in violation of applicable Law; or (iii) induce a Governmental Authority, official, agent or employee thereof to use their influence for the purpose of obtaining any commercial advantage for the Acquired Companies.

(d)            None of the Acquired Companies, or, to the Knowledge of the Seller, any of their Representatives acting on their behalf, has, in the past five (5) years, (i) received any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing in each case regarding any actual or alleged violation of the Anti-Corruption and Anti-Money Laundering Laws; or (ii) been charged with or, to the Knowledge of the Seller, received notice, inquiry, or internal or external allegation that they are the target of any Action or governmental investigation for actual or alleged violation of the Anti-Corruption and Anti-Money Laundering Laws, and, to the Knowledge of the Seller, there have been no facts or circumstances that could reasonably be expected to give rise to such an Action or governmental investigation.

(e)            The Acquired Companies have instituted and maintained or are subject to policies and procedures, and a system of internal controls, in all material respects reasonably designed to promote compliance with the Anti-Corruption and Anti-Money Laundering Laws, including those for the detection, prevention and reporting of violations.

Section 4.9             Sanctions and Ex-Im Laws. None of the Acquired Companies, or, to the Knowledge of the Seller, any of their Representatives acting on their behalf, (a) has, at any time since April 24, 2019, been a Sanctions Restricted Person, or acting for or on behalf of or for the benefit of a Sanctions Restricted Person, (b) has, at any time since April 24, 2019, breached Sanctions applicable to it by having participated in any transaction or business dealing with any Sanctions Restricted Person or in any Sanctioned Territory in violation of any Sanctions, or otherwise engaged in any activity or conduct in violation of any Sanctions, (c) has in the past five (5) years engaged in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under all applicable Ex-Im Laws or otherwise violated Ex-Im Laws, or (d) has received from any Governmental Authority or any Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing in each case related to any Sanctions or Ex-Im Laws.

Section 4.10           Litigation. Except as would not be material to the Acquired Companies, taken as a whole, there is no Action by or against any of the Acquired Companies pending, or threatened in writing, against any of the Acquired Companies or any of their respective Assets or Properties. As of the date hereof, there is no Action pending or threatened in writing against any of the Acquired Companies that challenges, or will have the effect of preventing, delaying, making illegal, or otherwise interfering with, the execution of this Agreement or the consummation of the transactions contemplated hereby.

Section 4.11           Employee Benefit Plans.

(a)            Schedule 4.11(a) of the Disclosure Schedules sets forth (i) a list of all material employee benefit plans and all bonus, stock option, stock purchase, restricted stock, phantom stock, promote, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, that are maintained, contributed to or sponsored by any of the Acquired Companies for the benefit of any current employee, officer or director of the Acquired Companies and (ii) a list of all material employment, termination, severance or other Contracts, collective bargaining agreements, agreements or arrangements, pursuant to which any of the Acquired Companies currently has any obligation with respect to any current employee, officer or director of the Acquired Companies (collectively, the “Employee Plans”).

(b)            Since January 1, 2022, each Employee Plan has, in all material respects, been administered in accordance with the terms of the plan and applicable Law and each Employee Plan complies in all material respects with applicable Law.

(c)            Since January 1, 2022, each of the Acquired Companies has performed all material obligations required to be performed by it under any Employee Plan, and is not in any material respect in default under or in violation of any Employee Plan. No Action (other than claims for benefits in the Ordinary Course of Business) is pending or, to the Knowledge of the Seller, threatened with respect to any Employee Plan by any current employee, officer or director of the Acquired Companies that would reasonably be expected to be material to the Acquired Companies, taken as a whole.

(d)            Neither the formalization nor the execution of this Agreement or any of the transactions contemplated hereunder (i) is intended to terminate or alter or grant to a Third Party a right to terminate or change the provisions or terms of any Employee Plan, nor (ii) would, solely as a result of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby (either alone or together with any other event), constitute a trigger event under any Employee Plan (including employment contracts) that would reasonably be expected to result in any payment (including payments for unforeseen events, severance payments, any bonus, variable payment or any similar payments) to become due to any employees, officers, contractors or representatives of the Acquired Companies.

Section 4.12           Labor Matters.

(a)            Since January 1, 2022, each of the Acquired Companies has complied in all material respects with all applicable Law related to labor, employment or social security, including provisions thereof relating to wages and payrolls, working hours and resting hours, overtime, working conditions, benefits, recruitment, retrenchment, retirement, minimum employment and retirement age, social welfare, equal opportunity, discrimination, worker classification, occupational health and safety, statutory regular health check, wrongful discharge, layoffs or plant closings, immigration, employees retirement fund, social security organization and collective bargaining, trade union, employment agreements, compulsory employment insurance, internal labor rules, company regulations, labor discipline, foreign employees, work and residence permits, public holiday and leaves, labor contracts, labor disputes, statutory labor or employment reporting and filing obligations and contracting arrangements.

(b)            None of the Acquired Companies is a party to any labor or collective bargaining contract that pertains to employees of any of the Acquired Companies.

(c)            There are no (a) strikes, work stoppages, walkouts or other labor disputes pending or threatened in writing against any Acquired Company, (b) organizational efforts presently being made or threatened in writing by or on behalf of any union or other labor organization with respect to employees of any Acquired Company or (c) any unfair labor practice charges or complaints pending or threatened in writing against any Acquired Company, in each case of (a) through (c), except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole.

(d)            There are no pending or threatened in writing, material proceedings, involving the Acquired Companies and there is no pending or threatened in writing Actions relating to the material violation of any applicable Law by any of the Acquired Companies related to labor or employment matters of the Acquired Companies, including any charge or complaint filed by any of its current or former employees, directors, commissioners, officers, consultants or contractors with any Governmental Authority or any of the Acquired Companies.

(e)            All employees of the Acquired Companies are regularly registered as employees in the books and records of the Acquired Companies together with their respective compensation, all in accordance with the applicable Laws and regulations in all material respects, and there is no material payment, due to the employees of the Acquired Companies that has not been duly made or provisioned in the Financial Statements and that has not strictly complied with the Law in all material respects;

Section 4.13           Insurance. With respect to each material insurance policy held by, or for the benefit of, any Acquired Company as of the date of this Agreement, except as would not reasonably be expected to be material to the Acquired Companies, taken as whole: (a) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the Ordinary Course of Business, is in full force and effect, (b) no Acquired Company is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Knowledge of the Seller, no event has occurred which, with or without notice or the lapse of time or both, will constitute such a breach or default, or permit termination or modification, under the policy, (c) to the Knowledge of the Seller, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation, (d) no written notice of cancellation or termination has been received other than in connection with ordinary renewals, (e) no material Action in writing has been asserted under any of such material insurance policies relating to the Assets, Real Property or Business of the corresponding Acquired Company; and (f) all premiums due on such material insurance policies have been paid.

Section 4.14           Real Property.

(a)            Schedule 4.14(a) of the Disclosure Schedules lists each parcel of Owned Real Property as of December 31, 2025, including the address and the owner thereof. The Acquired Companies have good and marketable fee title to all Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances. There are no material Liabilities that arise from the ownership or possession of such Real Properties that would reasonably be expected to result in a material Loss to any Acquired Company.

(b)            Schedule 4.14(b) of the Disclosure Schedules lists each parcel of Leased Real Property as of December 31, 2025, including the address and the identity of the lessor, lessee and current occupant (if different from lessee) thereof, term, monthly rental and index. The Acquired Companies which are party to such Leased Real Property have a valid leasehold interest in the Leased Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances. All of such Leased Real Property are executed with their rightful owner or marketable title holder, with, in any case, rightful and, to the Knowledge of the Seller, undisputable possession rights, and are valid, binding and enforceable leasehold interests against each owner and against third parties, free and clear of Encumbrances, Actions, other than Permitted Encumbrances. All Ground Leases set forth effectiveness provisions binding against the owners or against third parties, irrespective of the registration thereof with the relevant land registry. Each of the Acquired Companies has complied, and is in compliance, with the terms, covenants and conditions of the Leased Real Property in all material respects, each of the Acquired Companies use and occupancy of the premises demised by each Leased Real Property is in compliance with all material terms, covenants and conditions of any such Leased Real Property, and all of the Leased Real Properties are valid and subsisting and in full force and effect. Each of the Acquired Companies enjoy peaceful and undisturbed possession under each of the Leased Real Properties applicable to it. Neither the Acquired Companies nor any of the other parties to the Leased Real Properties, as applicable, has received or given any written notice of default thereunder, which has not been cured within the applicable grace period or any notice of termination thereof and, to the Knowledge of the Seller, no event, circumstance or condition has occurred or exists that (with or without notice or lapse of time or both) would constitute a material default by any party under any Leased Real Property.

(c)            No Property is situated in a rural area pertaining to the frontier zone (zona de fronteira) of Brazil and no Property is used by each of the Acquired Companies for the development of rural activities. The Owned Real Property (a) do not contain areas affected by any Third Party rights or prerogatives or areas of special use by Governmental Authorities or of special interest to the national security, including construction in permanent preservation areas without authorization of the environmental agency; (b) are not located and do not cause any impacts over indigenous people or African communities (quilombolas, under Applicable Law); (c) do not contain nor are located inside protection zones pertaining to airports, runways and air traffic in general; and (d), if applicable, (1) are duly registered with the relevant Governmental Authorities (including the Instituto Nacional de Colonização e Reforma Agrária – INCRA) and hold evidence of such registration in the form of Certificado de Cadastro de Imóveis Rurais – CCIR; (2) have been subjected to georeferencing studies performed in accordance with all legal requirements; (3) have a Cadastro Ambiental Rural - CAR in which any legal reserve areas have been included.

(d)           All Sites are legally used and occupied by each of the Acquired Companies and approved by all Governmental Authorities having jurisdiction over the Sites to the extent necessary, and all Permits which are necessary or required for the Sites as presently constituted, used and occupied, including, valid permanent certificates of occupancy (Habite-se), fire department inspection notice (Auto de Vistoria do Corpo de Bombeiros – AVCB), and business and zoning permit (Licença de Instalação e Funcionamento – LIF), or the respective exemptions issued by the relevant Governmental Authorities, for the Sites as presently constituted, used and occupied, are validly existing or with an issuance process ongoing. Each of the Acquired Companies has in effect the Permits necessary for it to occupy such Sites and to carry on its Business as currently conducted or proposed to be conducted, which are in full force and effect, and no material violation of or material default (with or without notice or lapse of time, or both) under any such Permit has occurred. The use and occupancy of each Real Property were, at the time of execution of the documents providing for such use, in compliance in all material respects with applicable zoning Laws and municipal land use plans and Laws. The Acquired Companies have not received written notice of any event that could reasonably be expected to result in the revocation, cancellation, non-renewal or materially adverse modification of any such Permit.

(e)            Each Property has rights of access to and egress from dedicated public highways or roads (either directly or by way of recorded appurtenant easements). To the Knowledge of the Seller, no fact or condition exists which would prohibit or materially adversely affect the ordinary rights of access to and egress from the Real Property or from and to the existing highways and roads, and the Acquired Companies have not received any written notice of pending or threatened restriction on or denial of, governmental or otherwise, any such ingress and egress.

(f)            There is no (i) Action of adverse possession or prescriptive rights involving any of the Owned Real Property and, to the Knowledge of the Seller, the Leased Real Property, (ii) subject to matter shown of record, structure on any Owned Real Property and, to the Knowledge of the Seller, the Leased Real Property that encroaches on or over the boundaries of neighboring or adjacent properties or public roads or highways or that invades the area of property of third parties, or otherwise conflicts with the property rights of any third party, or (iii) subject to matter shown of record, structure of any other party that encroaches on or over the boundaries of any of the Owned Real Property and, to the Knowledge of the Seller, the Leased Real Property, in each case of clauses (i) through (iii), to the extent the same would materially adversely affect the use or value of any Real Property.

(g)           There are no special assessments pending, contemplated or, to the Knowledge of the Seller, threatened in writing with respect to any Real Property, other than general real property taxes and assessments not yet due and payable. To the Knowledge of the Seller, no public improvements have been commenced that may reasonably be expected to result in special assessments against or otherwise materially adversely affect any Real Property.

(h)           None of the Acquired Companies have received written notice of (i) planned or proposed increase in assessed valuations of any Real Property or Sites; (ii) Governmental Order requiring repair, alteration, or correction of any existing condition materially adversely affecting any Real Property, Site or improvements thereat or therein; (iii) condition or defect which could give rise to a Governmental Order of the sort referred to in item (ii) above; or (iv) any structural, mechanical, or other defects of material significance affecting the current use of any Real Property, Site or the systems or improvements thereat or therein.

(i)             Seller and each of the Acquired Companies did not receive written notice of any pending or threatened (i) eminent domain proceedings affecting the Real Property, in whole or in part; (ii) Action to change or reassign the zoning classification of the Real Property (or any portion thereof); or (iii) Action to change road patterns or grades which would affect ingress to or egress from the Real Property.

(j)             The lease, use or occupation of each parcel of Real Property is not subject to occupancy fees (taxa de ocupação), emphyteusis fees (foro) or laudemium due to the Federal Union Property Secretariat (Secretaria do Patrimônio da União – SPU) due to the use of a marine land or abutting land (terreno de marinha).

(k)            All public utilities required for the operation of each Site and the access of the Sites to the respective Real Properties is made through adjoining public streets or, if they pass through adjoining private land, do so in accordance with valid public or private easements that inure to the benefit of the Real Property. All material utilities serving the Real Properties or necessary for the operation of the Sites are installed and operating and all installation and connection charges have been installed.

(l)             To the Knowledge of the Seller, each of the Acquired Companies (i) has paid the rent set forth in each Ground Lease on a current basis and there are no past due amounts; (ii) each of the Acquired Companies has not received written notice from or given written notice to any lessor of any Ground Lease claiming that such lessor or the Company is in material default under any Ground Lease, and, there is no event that, with notice or lapse of time or both, would constitute such a material default; and (iii) no Ground Lease provides for non-monetary rent or other consideration to the lessor thereunder.

(m)           Each Owned Real Property and, to the Knowledge of the Seller, the Leased Real Property is free and clear of any Encumbrances (other than Permitted Encumbrances) that have materially adversely affected, or to the Knowledge of the Seller could reasonably be expected to materially adversely affect the Acquired Companies’ activities or any of the Real Properties, and there are no concurrent leases, subleases, assignment agreements, concession rights, occupancies, occupancy agreements, tenancies or other similar arrangements or obligations or encumbrances materially adversely affecting or otherwise related to any areas occupied by the Company in each Site or upon which any Site is situated.

Section 4.15           Intellectual Property; Information Privacy and Security Laws.

(a)            Schedule 4.15 of the Disclosure Schedules sets forth a true and complete list of all Intellectual Property, in each case, that are owned by the Acquired Companies as of the date of this Agreement. All Intellectual Property owned by the Acquired Companies is solely and exclusively owned by one of the Acquired Companies, free and clear of any Encumbrances (other than Permitted Encumbrances), and no Action is pending or, to Knowledge of the Seller, is threatened, that challenges the validity or enforceability of any Intellectual Property, in each case, except as would not reasonably be expected to be material to the Acquired Companies, taken as a whole.

(b)            To the Knowledge of the Seller (i) no Acquired Company is infringing, misappropriating or diluting any third party’s Intellectual Property, (ii) no Action is pending or has been threatened in writing since January 1, 2022, alleging any such infringement, misappropriation or dilution and (iii) no third party is infringing, misappropriating or diluting the Intellectual Property owned by any Acquired Company, except in the case of each of clauses (i) through (iii), as would not reasonably be expected to be material to the Acquired Companies, taken as a whole.

(c)            Since January 1, 2022, there have been no incidents, failures or outages that have materially compromised the operation or availability of the information technology, hardware, systems, platforms, servers, networks, routers, hubs, switches, databases, data communications lines, network or telecommunications equipment, or Software, in each case, that the Acquired Companies own, operate, or outsource (collectively, “IT Systems”). Since January 1, 2023, to the Knowledge of the Seller, there have been no breaches of IT System security leading to the unauthorized or unlawful destruction, corruption, loss, alteration, disclosure or acquisition of, or access to, any material information or data maintained by or on behalf of any Acquired Company (i) except as would not reasonably be expected to be material to the Acquired Companies, taken as a whole, or (ii) that would constitute a material breach for which notification by the Acquired Companies to individuals or Governmental Authorities is required under any applicable Information Privacy and Security Laws.

(d)            Since January 1, 2022, each of the Acquired Companies complies in all material respects with applicable Information Privacy and Security Laws in all material respects. No Action is pending or threatened in writing against any Acquired Company alleging a violation of such Laws.

Section 4.16            Taxes.

(a)            All material Tax Returns required to have been filed by or with respect to the Acquired Companies have been timely filed (taking into account any extension of time to file granted or obtained), and such Tax Returns have been duly and accurately prepared in all material respects.

(b)            All Taxes shown to be payable on such Tax Returns have been paid or will be timely paid and all other material Taxes required to be paid by the Acquired Companies have been timely paid, except for Taxes being contested in good faith by appropriate proceedings.

(c)            No deficiency for any material amount of Tax has been asserted or assessed by a Governmental Authority in writing against the Acquired Companies that has not been satisfied by payment, settled or withdrawn, and there are no Actions, audits, assessments or other proceeding from any Governmental Authority with respect to any material Tax Returns or material Taxes of any Acquired Company that are currently pending and no such Actions, audits, assessments or other proceedings have been threatened in writing.

(d)            Each of the Acquired Companies has timely and properly withheld and paid to the applicable Governmental Authority all material amounts of Taxes required to have been withheld and paid by it in connection with any material amounts paid or owing to any employee, independent contractor, creditor, or equity holder.

(e)            There are no Tax Encumbrances on the Assets or Owned Real Properties and, to the Knowledge of the Seller, on the Leased Real Property of the Acquired Companies (other than Permitted Encumbrances).

(f)             The Acquired Companies are in compliance in all material respects with all applicable transfer pricing applicable Laws and regulations.

(g)            All Taxes not yet due and payable by the Acquired Companies have been, in all material respects, properly accrued on the books of account of the applicable Acquired Companies in accordance with the Accounting Principles.

(h)            As of the date of this Agreement, no audits, proceedings or other examinations of any material Tax Return of any Acquired Company that is material in nature is in progress, pending or, to the Knowledge of the Seller, threatened in writing.

(i)             The Acquired Companies have, in all material respects, complied with principal and ancillary obligations relating to the Taxes owed by the Acquired Companies, except for Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with the Accounting Principles, and, to the Knowledge of the Seller, no Tax benefit of any Acquired Company has been revoked or terminated as a result of any failure to satisfy a material requirement as of the date of this Agreement.

(j)             The Acquired Companies are not currently beneficiaries of any material Tax benefit program, program for refinancing or payment of Taxes in instalments or Tax exemption programs granted by any Governmental Authority.

(k)            All material Tax credits of the Acquired Companies, including PIS and COFINS Tax credits, ICMS credits and net operating losses have been claimed in accordance with applicable Laws and the tax regime adopted by the applicable Acquired Company, in all material respects.

(l)             The Tax policy and procedures adopted by the Acquired Companies and their material Tax positions, including the assessment of taxable bases of Taxes due, are in compliance with Brazilian and Colombian applicable Laws in all material respects and are supported by proper documentation in all material respects.

(m)           No Acquired Company is a party to or bound by any Tax sharing, indemnification or allocation agreement or other similar Contract, other than (i) any Tax sharing, indemnification or allocation agreement the only parties to which are any of the Acquired Companies and (ii) any customary commercial Contracts not primarily related to Taxes.

Section 4.17          Transactions with Related Parties. Schedule 4.17 of the Disclosure Schedules lists all Contracts entered into by the Acquired Companies with the Seller, its Affiliates or Related Parties (for the avoidance of doubt, other than another Acquired Company). Except as set forth in the Financial Statements, none of the Acquired Companies has incurred any obligation or liability to, or entered into or agreed to enter into any transaction with or for the benefit of, the Seller or its Affiliates or its Related Parties (for the avoidance of doubt, other than another Acquired Company), other than the transactions contemplated by this Agreement or pursuant to Contracts listed in Schedule 4.17 of the Disclosure Schedules. Except for the Shared Systems, the Shared Contracts or Contracts listed in Schedule 4.17 of the Disclosure Schedules, there are no Contracts by and between an Acquired Company, on the one hand, and any Related Party of the Sellers or the Acquired Companies (for the avoidance of doubt, other than another Acquired Company), on the other hand, pursuant to which such Related Party provides or receives any information, assets, properties, support or other services to or from the Acquired Companies (including contracts relating to billing, financial, tax, accounting, data processing, human resources, administration, legal services, information technology and other corporate overhead matters). All expenses and payments that refer to transactions or Contracts with Related Parties are reflected in the Financial Statements to the extent required by the GAAP.

Section 4.18          Material Contracts.

(a)          Schedule 4.18 of the Disclosure Schedules sets forth a list of all the following Contracts to which any of the Acquired Companies is a party as of the date of this Agreement (except for Leased Real Property, Employee Plans, purchase orders and sales orders entered into in the Ordinary Course of Business) (each, a “Material Contract”):

(i)          Contracts that provide for payment or receipt by the applicable Acquired Company of more than R$10,000,000.00 (ten million BRL or its equivalent in any other applicable currency at the applicable Exchange Rate) in the aggregate in the fiscal year ended December 31, 2025;

(ii)         Contracts relating to Indebtedness, other than Indebtedness for an individual or aggregate amount less than R$10,000,000.00 (ten million BRL or its equivalent in any other applicable currency at the applicable Exchange Rate);

(iii)        each Contract under which any Acquired Company agreed to or completed an acquisition of a business with an aggregate purchase price in excess of R$10,000,000.00 (ten million BRL or its equivalent in any other applicable currency at the applicable Exchange Rate), for which there are still obligations outstanding;

(iv)        Contracts that limit or purport to limit the ability of the applicable Acquired Company to compete in any line of business or with any Person or in any geographic area or during any period of time;

(v)         Material Tenant Lease Agreements (including MLAs);

(vi)        Material joint venture, partnership or similar agreements or arrangements;

(vii)       Contracts with a Governmental Authority;

(viii)      Contracts that contain a non-solicitation clause (other than any employment agreements that include non-solicitation clauses), most-favored-nation clause, take-or-pay clause, call options, put options, or minimum purchase requirement;

(ix)         Contracts for the employment of any officer, individual employee or other person on a full-time or consulting basis providing for fixed compensation in excess of R$ 500,000.00 (or its equivalent in any other applicable currency at the applicable Exchange Rate) per annum;

(x)          any material Conduct Adjustment Agreement (Termo de Ajustamento de Conduta) or any other commitment agreement or other similar document;

(xi)         any other Contract or series of related Contracts providing for aggregate future payments to or from the Acquired Companies in excess of R$10,000,000.00 (ten million BRL or its equivalent in any other applicable currency at the applicable Exchange Rate) in any calendar year; and

(xii)        collective bargaining agreement, or arrangements with an union; and

(xiii)       Contracts that relate to the future disposition or acquisition of material assets or properties by the applicable Acquired Company, or any merger or business combination with respect to the applicable Acquired Company (other than this Agreement) with a purchase price in excess of R$10,000,000.00 (ten million BRL or its equivalent in any other applicable currency at the applicable Exchange Rate).

(b)           Each Material Contract is valid and binding on the applicable Acquired Company and, to the Knowledge of the Seller, the counterparties thereto, and is in full force and effect. None of the Acquired Companies is in material breach of, or default under, any Material Contract to which it is a party. No Acquired Company has received written notice of the intention of any Person to, and to the Knowledge of the Seller, no Person has any intention to terminate any Material Contract or materially modify the terms thereof.

Section 4.19          Tenant Lease Agreements; Telecom Infrastructure.

(a)           Schedule 4.19(a) of the Disclosure Schedules contains a true, correct and complete list of any and all material Tenant Lease Agreements entered by the applicable Acquired Company and currently in force, including each material MLA and any amendments, as well as any and all assignments of rights of use in connection with such master agreements, the grace period policy applied to each of such agreements.

(b)           The Telecom Infrastructure (i) is in good operating condition (subject to ordinary wear and tear and the need for routine maintenance and repair in the Ordinary Course of Business), (ii) has been maintained and operated in accordance with the standards and practices customary in the industry, (iii) is adequate for its intended use and (iv) is not undergoing material works of construction, refurbishment or alteration as of the date hereof, in each case of clauses (i) through (iv), in all material respects.

(c)           Each of the Acquired Companies is the lessor of record under each Tenant Lease Agreement to which it is a party. The interest of each of the Acquired Companies in each Tenant Lease Agreement to which it is a party is free and clear of all Encumbrances, other than Permitted Encumbrances. Other than the Tenant Lease Agreements, there are no leases, subleases, licenses or other occupancy agreements (written or oral) which the Acquired Companies grant any possessory interest in or to Sites or the Telecom Infrastructure thereon, or which grants other rights with respect to the use of any Sites. Furthermore, (i) to the Knowledge of the Seller, each tenant under a Tenant Lease Agreement has accepted possession of its premises under such Tenant Lease Agreement; (ii) each of the Acquired Companies is collecting the rent set forth in each Tenant Lease Agreement to which it is a party on a current basis; (iii) each of the Acquired Companies has not given written notice to any tenant under a Tenant Lease Agreement to which it is a party claiming that such tenant is in material default under its Tenant Lease Agreement, and there is no event that, with notice or lapse of time or both, would constitute such a material default; (iv) each of the Acquired Companies has not received written notice from any tenant under a Tenant Lease Agreement to which it is party claiming that each of the Acquired Companies is in material default under its Tenant Lease Agreement, or claiming that there are material defects in the Telecom Infrastructure, which such material default or defect remains in any manner uncured on the date hereof; (v) no Acquired Company has received written notice from any tenant under a Tenant Lease Agreement asserting any Actions, offsets or defenses of any nature whatsoever regarding the performance of its obligations under its Tenant Lease Agreement and there is no event that, with notice or lapse of time or both, would constitute the basis of such Action, offset or defense; (vi) except as expressly set forth in each Tenant Lease Agreement, there are no security deposits or prepaid rentals under any Tenant Lease Agreement; (vii) no Tenant Lease Agreement provides for non-monetary rent or other consideration to each of the Acquired Companies as lessor thereunder; and (viii) no tenant under a Tenant Lease Agreement is an Affiliate or Related Party of the Seller (other than other Acquired Company).

(d)           Schedule 4.19(d) of the Disclosure Schedules sets forth the applicable rent, contractual inflation escalator rate and date of escalation pursuant to the MLA for each Site, in each case as of the date hereof.

(e)           The amount of rent, including any reimbursement for taxes or costs, is charged by the Acquired Companies from its clients pursuant to and in accordance with the rules, terms and conditions set forth under the applicable MLAs or the Tenant Lease Agreements.

Section 4.20           Permits; Regulatory.

(a)           Schedule 4.20(a) of the Disclosure Schedules sets out all material Permits of the Acquired Companies, and the status of each of such Permits. Each Acquired Company has all material Permits that are required to conduct its Business in compliance with the Law and in the Ordinary Course of Business (“Required Permits”).

(b)           (i) each Required Permit is valid, in full force and effect and shall continue to exist after the Closing on the same terms as those existing on the date hereof; (ii) there are no Actions pending or threatened in writing that seek the revocation, cancellation, non-renewal or termination of any Required Permit; (iii) each Acquired Company is in compliance with all Required Permits applicable to such Acquired Company; and (iv) no Acquired Company is a party to any assessment by any Governmental Authority, any Conduct Adjustment Agreement (Termo de Ajustamento de Conduta) or any other commitment agreement or other similar document. The Acquired Companies comply with the terms and conditions of all Conduct Adjustment Agreement (Termo de Ajustamento de Conduta) and other commitment agreement or other similar documents to which each Acquired Company is a party thereto.

(c)           No Acquired Company is in material breach or violation of, or material default under Federal Law No. 9,472/1997 (the General Telecommunications Law), Federal Law No. 13,116/2015 (Law on Telecom Infrastructure), Federal Law No. 7.565/86 (Brazilian Aeronautical Code), Normative instructions ICA 11-408 and ICA 11-3 issued by DECEA, Decree 1078 of 2015, Colombian Aeronautical Regulation (RAC) 14, Law Decree 19 of 2012, Decree 1077 of 2015, and has not received any notice or Action alleging such material failure to comply with such Laws. The Acquired Companies are authorized, under Applicable Laws, to own and operate the Business and the Sites.

(d)           The Acquired Companies are currently not subject to compulsory infrastructure sharing obligations or applicable regulatory determinations. None of the Acquired Companies have entered into RAN Sharing agreements, including under any Material Contract. The Assets of the Acquired Companies are not subject to any regulatory burden and are not used or part of any concession of telecommunication services.

(e)           Except for the authorization to operate telecommunications services of restricted interest issued by ANATEL for IHS Brasil Serviços de Infraestrutura Ltda. as per Act No. 2,923/2025 (which, for the purposes of this Agreement, is considered a Required Permit), none of the Acquired Companies are providers of telecommunications services according to applicable Laws. As of the date hereof, the Acquired Companies are not subject to any kind of Permits from ANATEL, including Permits to own or use the Assets and the Properties or for the operation of the Business in the Ordinary Course of Business. No written notice given to a Governmental Authority in connection with the Business contains any untrue statement or omission of fact, and no Acquired Company has caused or taken any action that could reasonably be expected to result in any Liability relating to any applicable Law. To the Knowledge of the Seller, there is no Action, investigation, procedure, dispute or relevant evidence of potential irregularities from ANATEL’s perspective in relation to Telecom Infrastructure hosted by the Company and belonging to its clients. None of Centennial Towers, IHS Towers Colombia S.A.S. or Polar Breeze S.A.S. is, nor has been, a provider of public or private telecommunications networks or telecommunications services (proveedor de redes y servicios de telecomunicaciones) under the Laws of Colombia. None of Centennial Towers, IHS Towers Colombia S.A.S. or Polar Breeze S.A.S. is required to obtain, hold or maintain any concession, permit, license, registration, authorization or approval from the Ministry of Information and Communications Technologies of Colombia (Ministerio de Tecnologías de la Información y las Comunicaciones) to own, lease, operate or use its assets or to conduct its business as currently conducted. Centennial Colombia, IHS Towers Colombia S.A.S. and Polar Breeze S.A.S have obtained the authorizations and approvals that are required from the respective municipalities where the assets are located and from Departamento Administrativo de Aeronáutica Civil – DAAC as are required to own, lease, operate and its assets and to conduct its business as currently conducted. The activities carried out by such entities do not constitute the provision of telecommunications networks or services under applicable Colombian Law and, accordingly, are not subject to any regulatory regime applicable to providers of telecommunications networks or services.

Section 4.21           Environmental Matters. Except as would not be material to the Acquired Companies, taken as a whole, (a) each Acquired Company is, and since January 1, 2022, has been, in compliance in all material respects with all applicable Environmental Laws; (b) there are no pending or threatened in writing Actions arising under Environmental Laws against or affecting the Acquired Companies, the Owned Real Property, or the Leased Real Property; (c) to the Knowledge of the Seller, no facts, circumstances, or conditions exist that would form the basis of such Action under Environmental Laws; (d) there have been no releases of any Hazardous Material by any Acquired Company or, to the Knowledge of the Seller, any other Person, into or from any Property that would reasonably be expected to form the basis of an Action against any Acquired Company under Environmental Law; (e) no Action is pending or threatened in writing to revoke, terminate, or suspend any Required Permit issued pursuant to Environmental Law (“Environmental Permit”) and, to the Knowledge of the Seller, there are no existing facts or circumstances that could be reasonably expected to result in any environmental permit being revoked or materially adversely modified, or that would result in any such Environmental Permit not being renewed by the relevant Governmental Authority; (f) there are no unauthorized interventions in environmentally protected areas, such as permanent preservation areas and conservation units, in relation to the Acquired Companies or the Business developed in the Properties by the Acquired Companies; (g) none of the Acquired Companies perform any acts that would reasonably be expected to cause a material violation of any Applicable Laws related to environmental matters, including any criminal activities.

Section 4.22           Assets; Sites. The Acquired Companies own, lease or have the valid right to use all Assets used or held for use in the operation of the Acquired Companies’ Business as currently conducted. Except for the Shared Contracts, the Assets, owned by, or leased or licensed to, the Acquired Companies comprise the assets necessary to enable the Acquired Companies, immediately following the Closing, to continue to run and operate the Business substantially in the same manner as conducted by the Acquired Companies as of the date hereof and immediately prior to the Closing. The Assets are free and clear of any Encumbrances (other than Permitted Encumbrances), and the tangible Assets used by the Acquired Companies in the conduct of the Business are in good working order and in adequate maintenance and operating conditions, except for normal wear and tear.

(a)           All Sites, properties and Assets (including intangibles) owned or used by the Acquired Companies are reflected on the Financial Statements.

(b)           Schedule 4.22 of the Disclosure Schedule sets forth a complete and accurate list of all Sites (including the location as of December 31, 2025, each of which is owned or operated by the applicable Acquired Company). Each of the Sites complies with the working order requirements of the respective MLA, are fully equipped and operational, and has all the facilities and infrastructure necessary and sufficient for its working order and performance of the Business, as it currently conducted. Each of the Sites is duly organized and structured in accordance with the requirements of the respective MLA and the generally accepted standards in Brazil for the conduct of the Business. The buildings and equipment of each of the Sites are in good state of repair and sufficient working order and are appropriate for the use for which they are intended.

(c)           There are no outstanding options or rights of first refusal to purchase any Site, and none of the Acquired Companies has leased or otherwise granted to any Person the right to use or occupy any Site other than pursuant to a MLA.

Section 4.23           Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Acquired Companies.

Section 4.24           Exclusivity of Representations and Warranties. Notwithstanding anything to the contrary herein, it is the explicit intent of the Parties, and the Parties hereby agree, that the representations and warranties made by the Seller with respect to the Acquired Companies in Article III and in this Article IV (as qualified by the Disclosure Schedules hereto) or certificates or instruments delivered pursuant hereto are the exclusive representations and warranties made by the Seller with respect to the Acquired Companies or any other Person with respect to the Acquired Companies, including the businesses and assets of each of them or the subject matter of this Agreement. The Seller hereby disclaims any other express or implied representations or warranties made by any other Person with respect to the Acquired Companies or the businesses, properties, and assets of the Acquired Companies, the Shares and the transactions contemplated by this Agreement and any certificate, instrument or document delivered pursuant hereto. Except as expressly set forth herein, the condition of the assets of the Acquired Companies shall be “as is”, “where is” and “with all faults” and the Seller makes no warranty of merchantability, suitability, adequacy, fitness for a particular purpose or quality with respect to the businesses and any of the assets of the Acquired Companies or as to the condition or workmanship thereof or the absence of any defects therein, whether latent or patent. The Seller is not, directly or indirectly, and no other Person on behalf of the Acquired Companies is, making any representations or warranties regarding any pro-forma financial information, financial projections or other forward-looking prospects, risks or statements (financial or otherwise) of the Acquired Companies made, communicated or furnished (orally or in writing) to the Buyer or its Affiliates or their respective Representatives (including any opinion, information, projection or advice in any management presentation or the confidential information memorandum provided to the Buyer and its Affiliates and their respective Representatives), and the Seller hereby disclaims all liability and responsibility for any such information and statements, in each case, other than the representations and warranties set forth in Article III and Article IV or certificates or instruments delivered pursuant hereto or thereto. It is understood that any Due Diligence Materials made available to the Buyer or its Affiliates or their respective Representatives do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of the Seller or its Affiliates or their respective Representatives.

Article V
REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer makes the representations and warranties set out in this Article V to the Seller on the date of this Agreement (except for such representations and warranties that are made as of a specified date). In addition, the representations and warranties of the Buyer to the Seller set out in this Article V shall be deemed to be repeated on the Closing Date (except for such representations and warranties that are made as of a specified date).

Section 5.1             Organization. The Buyer is an entity of the form specified in the Preamble hereto, duly organized, validly existing and in good standing under the laws of the jurisdiction specified therein.

Section 5.2             Authority. The Buyer has the limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and to conduct its business in the manner in which it is presently being conducted. The execution, delivery and performance by the Buyer of this Agreement and the consummation by the Buyer of the transactions contemplated hereby have been duly and validly authorized by all necessary limited liability company action. This Agreement has been duly executed and delivered by the Buyer and, assuming due execution and delivery by each of the other Parties hereto, constitutes the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as enforcement may be limited by the Enforceability Exceptions.

Section 5.3             No Conflict; Required Filings and Consents.

(a)           The execution, delivery or performance by the Buyer of this Agreement or the consummation of the transactions contemplated hereby do not: (i) violate any provision of the organizational documents of the Buyer, (ii) violate any material Law or Order applicable to the Buyer or any of its respective assets or properties or (iii) violate, conflict with, result in a breach (or an event which, with or without notice or lapse of time, or both, would constitute a breach) under, or require any consent of any Person pursuant to, any material Contract to which the Buyer is a party; except, in the case of this clause (iii), as would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

(b)           Other than in connection with obtaining the Required Approvals, no notices to, consents or approvals or non-objections of, waivers or authorizations by, or applications, filings or registrations with any Governmental Authority are necessary on the part of the Buyer in connection with the execution, delivery or performance by the Buyer of this Agreement or the consummation of the transactions contemplated hereby, except as may be necessary as a result of any facts or circumstances relating to the Seller or any of its Affiliates.

Section 5.4             Litigation. As of the date hereof, there is no Action, hearing or investigation pending or threatened in writing against the Buyer or any of their respective properties or assets that challenges, or will have the effect of preventing, delaying, making illegal, or otherwise interfering with, the execution of this Agreement or the consummation of the transactions contemplated hereby.

Section 5.5             Anti-Money Laundering Laws. None of the Buyer, Buyer Group, nor any officers, directors, partners, stockholders, owners, employees or agents of any of the foregoing are a Sanctions Restricted Person or have been designated by the U.S. Department of the Treasury as a financial institution of primary money laundering concern subject to special measures under Section 311 of the USA PATRIOT Act, Pub. L. 107-56. To the Knowledge of the Buyer, no funds to be used for purposes of any payment under this Agreement are derived from, or constitute, either directly or indirectly, the proceeds of specified unlawful activity as defined by 18 U.S.C. § 1956(c)(7) or dealings involving (directly or indirectly) any Sanctions Restricted Person, or contravene the Anti-Corruption and Anti-Money Laundering Laws.

Section 5.6             Solvency. Assuming that the representations and warranties of the Seller set forth in Article III and in Article IV hereof are true, correct and complete in all material respects, and immediately after giving effect to the transactions contemplated by this Agreement: (a) the amount of the “fair saleable value” of the assets of the Acquired Companies will exceed the value of all liabilities of the Acquired Companies; (b) none of the Acquired Companies will have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged; and (c) each of the Acquired Companies will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due. No transfer of property is being made by the Buyer and no obligation is being incurred by the Buyer in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Buyer, the Acquired Companies.

Section 5.7             Financing.

(a)           The Buyer has delivered to the Seller a true, complete and correct copy of the fully executed debt commitment letter dated as of the date of this Agreement (including all exhibits, schedules, annexes and term sheets attached thereto), together with any related fee letters (in the case of the fee letters, which may be redacted solely for confidential provisions related to fees and other economic terms, none of which could, individually or in the aggregate, affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing to be funded for the transactions contemplated by this Agreement, in each case as contemplated by such debt commitment letter in any respect), dated as of the date of this Agreement, by and among the Debt Financing Sources party thereto and the Buyer (together with all exhibits, schedules, annexes and term sheets attached thereto, the “Debt Commitment Letter” and, the debt financing committed pursuant to the Debt Commitment Letter, the “Debt Financing”), pursuant to which, upon the terms and subject to the conditions set forth therein (including, among others, the occurrence of the Buyer Fundraising Milestone), the Debt Financing Sources party thereto have agreed to lend the amounts set forth therein.

(b)           The Buyer has delivered to the Seller a true, complete and correct copy of the fully executed equity commitment letter, dated as of the date of this Agreement, from the party identified therein (the “Equity Sponsor”) committing to provide up to US$400,000,000.00 (the “Equity Commitment Amount”) in the aggregate of equity financing (subject to adjustment on the terms set forth therein) to the Buyer, upon the terms and subject to the conditions set forth therein (including, among others, the occurrence of the Buyer Fundraising Milestone) (together with all exhibits, schedules and annexes thereto, the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters” and, the equity financing committed pursuant to the Equity Commitment Letter, the “Equity Financing” and, together with the Debt Financing, the “Financing”). The Equity Commitment Letter provides that the Seller is express third-party beneficiary of, and is entitled to enforce, the Equity Commitment Letter.

(c)           As of the date hereof, the Commitment Letters are in full force and effect and, subject to their terms and conditions, constitute the valid, binding and enforceable obligation of the Buyer and the Equity Sponsor, and, to the Knowledge of the Buyer, the other parties thereto, enforceable in accordance with their respective terms, subject to the Enforceability Exceptions. There are no conditions precedent related to the funding of the full amount of the Debt Financing or Equity Financing, as applicable, other than the conditions precedent set forth in the applicable Commitment Letter (including, among others, the occurrence of the Buyer Fundraising Milestone). Except as expressly permitted under Section 6.16, the Commitment Letters have not been amended or modified in any manner, and the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect, and, as of the date hereof, no such termination, reduction, withdrawal or rescission is contemplated by the Buyer or the Equity Sponsor or any other party thereto. As of the date hereof, (i) the Buyer is not in default of or breach under the terms and conditions of any of the Commitment Letters, and (ii) to the Knowledge of the Buyer, no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition under the terms and conditions of any of the Commitment Letter.

(d)           As of the date hereof, the Buyer is not aware of any fact, occurrence or condition that would result in (i) any of the conditions precedent set forth in the Commitment Letters (other than the occurrence of the Buyer Fundraising Milestone) not being satisfied on or prior to the Closing Date or (ii) the Financing in the aggregate amounts contemplated by the Commitment Letters not being available to the Buyer on the Closing Date. Other than the occurrence of the Buyer Fundraising Milestone, the Buyer’s obligations under this Agreement are not subject to any conditions regarding the Buyer’s or the Buyer Group’s ability to obtain the Equity Financing or Debt Financing for the consummation of the transactions contemplated hereby.

(e)           There are no side letters, understandings or other agreements or arrangements of any kind relating to any of the Commitment Letters or the Financing that could prevent the Financing contemplated by the Commitment Letters in any respect. The Buyer or an Affiliate of the Buyer on its behalf has fully paid any and all commitments or other fees and amounts required by the Commitment Letters to be paid on or prior to the date of this Agreement and will pay in full any such amounts due on or before the Closing Date.

(f)            The Financing, if funded in accordance with the Commitment Letters (subject to the conditions precedent set forth in the applicable Commitment Letter, including the occurrence of the Buyer Fundraising Milestone), will provide the Buyer with cash proceeds on the Closing Date sufficient to enable the Buyer to perform all of its obligations under this Agreement, including to deliver the Estimated Purchase Price to the Seller as and when contemplated by this Agreement, pay any fees and expenses of or payable by the Buyer, and repay or refinance any outstanding indebtedness of the Buyer or of the Acquired Companies to the extent required in connection with the transactions described in this Agreement or the Commitment Letters. Except for the occurrence of the Buyer Fundraising Milestone, in no event shall the receipt or availability of any funds or financing (including the Financing contemplated by the Commitment Letters) by or to the Buyer or any of its Affiliates or any other financing transaction be a condition to any of the obligations of the Buyer hereunder.

Section 5.8             Guarantee. Concurrently with the execution of this Agreement, the Buyer has caused Guarantor to deliver to the Seller a copy of the Guarantee duly executed by Guarantor. The Guarantee has been duly executed by Guarantor, and the Guarantee is in full force and effect and, subject to its terms and conditions, constitutes the valid and binding obligation of Guarantor, enforceable in accordance with its terms and conditions, except as such enforceability may be limited by the Enforceability Exceptions.

Section 5.9             Brokers. Except for Itaú BBA Assessoria Financeira S.A., the fees, commissions and expenses of which will be paid by the Buyer, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Buyer.

Section 5.10           Investment Intent. The Buyer is acquiring the Shares for its own account with the present intention of holding such securities for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Shares in a manner that would violate the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). Immediately prior to the Closing, the Buyer will be an “accredited investor” as defined in Regulation D of the Securities Act. The Buyer acknowledges that the Shares have not been registered under the Securities Act, or any state or foreign securities Laws and that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities Laws, except pursuant to an exemption from such registration under the Securities Act and such Laws. The Buyer is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 5.11           Buyer’s Investigation and Reliance. The Buyer is a sophisticated purchaser and, subject to the satisfaction of the condition precedent set forth in Section 9.3(c), at Closing the Buyer will have made its own independent investigation, verification, review and analysis regarding the business, operations, Assets, liabilities, results of operations and conditions (financial or otherwise) of the Acquired Companies and the transactions contemplated hereby, which investigation, verification, review and analysis, at Closing, will have been conducted by the Buyer together with expert advisors, including legal counsel, that it has engaged for such purpose. The Buyer acknowledges that it and its Representatives have been provided with reasonable access to the Representatives, properties, offices, plants and other facilities, books and records of the Acquired Companies and other information that they have requested in connection with their investigation of the Acquired Companies and the transactions contemplated hereby. In entering into this Agreement, the Buyer acknowledges that it has relied solely upon the aforementioned investigation, verification, review and analysis and not on any factual representation, warranty, inducement, promise, understanding, condition or opinion of the Seller or any of its Affiliates or Representatives (except the specific representations and warranties expressly set forth in Article III and Article IV), and the Buyer acknowledges and agrees, to the fullest extent permitted by the Laws, that:

(a)           Except for the specific representations and warranties expressly set forth in Article III and Article IV, none of the Seller, the Acquired Companies or any of their respective directors, officers, equityholders, employees, Affiliates, controlling Persons, agents, advisors or Representatives or any other Person has made any oral or written representation or warranty, express or implied, as to the accuracy or completeness of (i) any information set forth in management presentations relating to the Seller or any Acquired Company made available to the Buyer, its Affiliates or its Representatives, in materials made available in “data rooms”, including any cost estimates delivered or made available, financial projections or other projections, in presentations by the management of the Seller or any Acquired Company, in “break-out” discussions, in responses to questions submitted by or on behalf of the Buyer, its Affiliates or its Representatives, whether orally or in writing, in materials prepared by or on behalf of the Seller or the Acquired Companies, or in any other form (such information, collectively, “Due Diligence Materials”), (ii) any information delivered or made available pursuant to Section 6.2, or (iii) the pro-forma financial information, projections or other forward-looking statements of the Acquired Companies, in each case in expectation or furtherance of the transactions contemplated by this Agreement;

(b)           None of the Seller, the Acquired Companies or any of their respective directors, officers, employees, equityholders, Affiliates, controlling Persons, agents, advisors, Representatives or any other Person shall have any liability or responsibility whatsoever to the Buyer or its Representatives, Affiliates or controlling Persons on any basis (including in contract, tort or equity, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (including Due Diligence Materials), to the Buyer or its Representatives, Affiliates, controlling Persons or advisors (or any omissions therefrom);

(c)           None of the Seller, the Acquired Companies or any of their respective directors, officers, employees, equityholders, Affiliates, controlling Persons, agents, advisors, Representatives or any other Person is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Acquired Companies. The Buyer acknowledges that there are inherent uncertainties in attempting to make such estimates, projections and forecasts and that it takes full responsibility for making its own evaluation of the adequacy and accuracy of any such estimates, projections or forecasts (including the reasonableness of the assumptions underlying any such estimates, projections and forecasts);

(d)           the Seller makes (either with respect of itself or with respect to the Acquired Companies) no representations or warranties regarding any third-party beneficiary rights or other rights which the Buyer might claim under any studies, reports, tests or analyses prepared by any third parties for the Acquired Companies or any of their respective Affiliates, even if the same were made available for review by the Buyer or its Representatives; and

(e)           without limiting the generality of the foregoing, the Buyer expressly acknowledges and agrees that none of the documents, information or other materials provided to them at any time or in any format by the Seller, any of the Acquired Companies or any of their respective Affiliates or Representatives constitute legal advice, and the Buyer waives all rights to assert that it received any legal advice from the Seller, any of the Acquired Companies or any of their respective Affiliates, Representatives or counsel, or that it had any sort of attorney-client relationship with any of such Persons;

provided, however, that notwithstanding anything to the contrary set forth herein, nothing herein shall limit any claim or remedy that the Buyer or its Affiliates may have in the case of Fraud.

Article VI
COVENANTS

Section 6.1            Conduct of Business Prior to the Closing.

(a)           Except (w) as required, contemplated or permitted by this Agreement, (x) as required by Law or Order, (y) as set forth on Schedule 6.1 of the Disclosure Schedules or as contemplated by the Capital Expenditures Plan, or (z) with the prior written consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Acquired Companies shall conduct their Businesses in the Ordinary Course of Business and use their commercially reasonable efforts to preserve intact in all material respects their business organizations, and the present commercial relationships with key Persons with whom they do business. Nothing contained in this Agreement shall be deemed to give the Buyer, directly or indirectly, the right to control or direct the business or any operations of the Acquired Companies prior to the Closing. Prior to the Closing, the Acquired Companies shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations. Except (1) as required, contemplated or permitted by this Agreement, (2) as required by Law or Order, (3) as set forth on Schedule 6.1 of the Disclosure Schedules or as contemplated by the Capital Expenditures Plan, or (4) with the prior written consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller shall cause each of the Acquired Companies not to:

(i)           amend or restate the organizational documents of any of the Acquired Companies;

(ii)          issue or sell any shares of capital stock or other equity securities of the Acquired Companies (or any option, warrant or other right to acquire the same);

(iii)         issue, sell, lease, transfer, abandon or otherwise dispose of (other than in the Ordinary Course of Business pursuant to any Contracts in force on the date of this Agreement), or subject to any Encumbrance (other than Permitted Encumbrances or Encumbrances that will be released at or prior to the Closing), all or any portion of any of the material assets (whether tangible or intangible) owned by any of the Acquired Companies or any material Owned Real Property;

(iv)         reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its equity interests or declare, set aside or pay any dividends, approve or make any capital reduction or approve make any other distribution to the Seller or direct or indirect equity holders of the Seller prior to the Closing Date except for (A) the payment of applicable Taxes or (B) dividends or distributions between Acquired Companies;

(v)         (A) other than inventory or raw materials acquired in the Ordinary Course of Business, acquire assets (including any business) from any other Person with a value or purchase price in the aggregate in excess of R$10,000,000 (ten million BRL or its equivalent in any other applicable currency at the applicable Exchange Rate) in any single transaction or series of related transactions or (B) sell or otherwise dispose of any assets (including any business), except in connection with services provided in the Ordinary Course of Business and sales of obsolete assets or surplus assets and except for sales or other dispositions of assets with a fair market value not in excess of R$10,000,000 (ten million BRL or its equivalent in any other applicable currency at the applicable Exchange Rate) in the aggregate;

(vi)         enter into any new commitments to make any capital expenditures in excess of R$10,000,000 (ten million BRL or its equivalent in any other applicable currency at the applicable Exchange Rate) in the aggregate, other than capital expenditures (A) required pursuant to any Material Contract, or (B) contemplated by the Capital Expenditures Plan, subject to the Capital Expenditures Cap, provided that Buyer approval shall be required for entering into any new customer contracts or service orders requiring capital expenditures in excess of R$10,000,000;

(vii)        liquidate (completely or partially), dissolve, restructure, recapitalize or effect any other reorganization or similar transaction (including any restructuring, recapitalization or reorganization between or among or involving any of the Acquired Companies), or adopt any plan or resolution providing for any of the foregoing;

(viii)       incur any Indebtedness or guarantee of the same in excess of R$10,000,000 (ten million BRL or its equivalent in any other applicable currency at the applicable Exchange Rate), or waive, release, cancel or enter into any instrument or Contract in connection with any Indebtedness in excess of R$10,000,000 (ten million BRL or its equivalent in any other applicable currency at the applicable Exchange Rate);

(ix)         change any material method of accounting or accounting practice or policy used by the Seller or any of the Acquired Companies, other than such changes required by GAAP;

(x)          amend, waive, modify or consent to the termination of any Material Contract, or enter into any Contract that, if entered into prior to the date hereof, would constitute a Material Contract, in each case, other than in the Ordinary Course of Business or with respect to any Shared Contract;

(xi)         settle any pending or threatened Action for any consideration or admission of liability other than monetary damages, or for monetary amounts in excess of R$10,000,000 (ten million BRL or its equivalent in any other applicable currency at the applicable Exchange Rate) in the aggregate, in each case, net of third party insurance recoveries;

(xii)        participate in any auctions or public bidding proceedings with Governmental Authorities in Brazil or Colombia, or enter into any Contracts with any Governmental Authority in Brazil or Colombia;

(xiii)       except in the Ordinary Course of Business, (A) make, change or revoke any material Tax election; (B) change any material Tax accounting method; (C) file any material amended Tax Return; (D) settle or compromise any audit or other proceeding relating to a material amount of Tax; (E) enter into any closing agreement or (F) extend the statute of limitations period for the assessment or collection of any material Tax (other than an extension arising as a result of an Acquired Company obtaining an extension of time to file a Tax Return);

(xiv)       listing any Acquired Company as a publicly-held company or carrying out any public offering of securities of any Acquired Company;

(xv)        except as permitted by the terms of any written Employee Plan: (a) increase the compensation or bonus payable or to become payable or the benefits provided to its directors, officers or employees, except for normal merit and cost-of-living increases and increases associated with promotions, in each case, consistent with past practice in salaries or wages, (b) except in the Ordinary Course of Business, granting any severance or termination payment to, or loaning or advancing any material amount to, any director, officer or employee of the Target Companies, or (c) establishing, adopting, entering into or amending any Employee Plan, except in connection with (i) promotions in the Ordinary Course of Business, (ii) adoption or amendment of an Employee Benefit Plan within the budget established for 2026 or (iii) the renewal of group health or welfare plans at materially similar rates as in effect prior to the date hereof;

(xvi)       enter into any Contract materially limiting or purporting to materially limit the ability of the Business to compete in any line of business or with any Person or in any geographic area or during any period of time following the termination of such Contract (excluding any covenants relating to the non-solicitation of employees or service providers agreed to in the Ordinary Course);

(xvii)      enter into any Contract or transaction with any Related Party or Affiliate of the Acquired Companies (other than any other Acquired Company);

(xviii)     permit the lapse of any existing policy of insurance relating to the Business or the Assets of the Acquired Companies;

(xix)        abandon any material Permit or allow any material Permit to terminate, lapse or expire;

(xx)         permit the lapse of any material Intellectual Property or any other material intangible asset used in the Business;

(xxi)       enter into a new line of business or materially change the nature of the business operated by the Acquired Companies;

(xxii)      enter into any material Ground Lease other than in the Ordinary Course of Business;

(xxiii)     approve or agree to do any of the foregoing.

(b)           Notwithstanding anything to the contrary in this Agreement:

(i)           The Seller shall, and shall cause the Acquired Companies to conduct the negotiations and other actions related to the judicial recovery procedure initiated by Oi S.A. in good faith and in a commercially reasonable manner, maintaining the Buyer timely informed of any relevant development and seeking Buyer’s prior written approval with respect to any agreement, arrangement, understanding or settlement entered into with or in connection to Oi S.A.;

(ii)          Notwithstanding anything to the contrary in this Agreement, the Seller shall cause the Acquired Companies to use commercially reasonable efforts to continue, in the Ordinary Course of Business, to plan, develop, construct and complete Sites (including issuing Completion Notices and taking all actions related thereto) and make the Capital Expenditures pursuant to the terms and conditions set forth in the Capital Expenditures Plan, subject to the Capital Expenditures Cap, except to the extent written consent is provided by the Buyer with respect to any amounts in excess of such Capital Expenditures Cap; provided that nothing in this Agreement shall require the Seller or any Acquired Company to (i) incur any Capital Expenditures in excess of, or earlier than, the amounts and timing set forth in the Capital Expenditures Plan, or (ii) commit to, or accelerate, any Capital Expenditure that is not permitted under applicable Law.

Section 6.2             Covenants Regarding Information.

(a)           From the date hereof until the Closing Date, upon reasonable notice, in any case with at least forty-eight (48) hours in advance, and subject to applicable Laws and, if applicable, any clean team agreement entered into between the Parties, the Seller shall afford and provide the Buyer and its Representatives reasonable access to the properties, Assets, offices, plants and other facilities, Books and Records and Representatives of the Acquired Companies for purposes of consummating the Closing and the other transactions contemplated by this Agreement (including, for the avoidance of doubt, issuance of the RWI Policy); provided, however, that any such access shall be conducted at the Buyer’s expense, during normal business hours, under the supervision of the applicable Acquired Company’s personnel and in such a manner as not unreasonably to interfere with the normal operations of the Acquired Companies. Notwithstanding anything to the contrary in this Agreement, none of the Acquired Companies shall be required to provide access to any information to the Buyer or its Representatives if the applicable Acquired Company determines, in its sole discretion, that (A) such access would (i) violate or prejudice the rights (including data privacy rights) of its employees, customers or other third parties; (ii) jeopardize the attorney-client privilege or other immunity or protection from disclosure of the Acquired Company; (iii) contravene any Law, Contract, fiduciary duty or any obligation of confidentiality or data protection; (iv) result in the disclosure of competitively sensitive information; (v) jeopardize the health or safety of any employee of the Acquired Company or any other Person; or (vi) relate to the Acquired Companies’ sale process, including any information related to proposals from other Persons relating to any other potential transaction with the Acquired Companies; provided, that, in each case Seller shall use commercially reasonable efforts to find an alternative means to provide the requested information; (B) the information to be accessed is pertinent to any litigation in which the applicable Acquired Company or any of its Affiliates, on the one hand, and the Buyer or any of its Affiliates, on the other hand, are adverse parties; or (C) the information to be accessed relates to any consolidated, combined or unitary Tax Return filed by the Seller, the Acquired Companies or any of their Affiliates or any of their respective predecessor entities.

(b)           On the Closing Date, the Seller will procure that all Books and Records belonging or relating to the Acquired Companies shall be in the possession of the Acquired Companies and the Seller will make such Books and Records available to the directors and officers elected to succeed the resigned directors and officers of the Acquired Companies. On the Closing Date, the Seller shall migrate, transfer, and deliver to the Buyer all data, records, and associated Intellectual Property materials used in or necessary for operation of the Business as conducted immediately prior to Closing, in a reasonably usable, industry-standard format together with the documentation and credentials reasonably required for Buyer to access and use them. The Parties shall cooperate in good faith to plan the migration so that it is completed by Closing or, if not practicable, as soon as reasonably practicable thereafter, on a mutually agreed schedule that avoids material disruption to the Business. If, acting in good faith, the Parties determine that transition services are reasonably required to effect the migration or avoid material disruption, they shall, prior to Closing, negotiate in good faith and execute an agreed-form transitional services agreement that specifies scope, service levels, duration, pricing and exit criteria, which shall not survive for more than 12 months after Closing.

(i)           For a period of seven (7) years following the Closing, the Buyer shall, and shall cause the Acquired Companies to (i) retain the Books and Records relating to the Acquired Companies relating to periods prior to the Closing and (ii) afford the Representatives of the Seller reasonable access (including the right to make, at the Seller’s expense, photocopies), during normal business hours, to such books and records; provided, however, that the Buyer shall notify the Seller in writing at least thirty (30) days in advance of destroying any such books and records prior to the seventh (7th) anniversary of the Closing Date in order to provide the Seller the opportunity to copy such books and records in accordance with this Section 6.2(b)(i).

(ii)          For a period of seven (7) years following the Closing, the Seller shall (i) retain the portion of its Books and Records to the extent relating to the Acquired Companies relating to periods prior to the Closing and (ii) upon reasonable notice, afford the Representatives of the Buyer reasonable access (including the right to make, at the Buyer’s expense, photocopies), during normal business hours, to such books and records; provided, however, that the Seller shall notify the Buyer in writing at least thirty (30) days in advance of destroying any such books and records prior to the seventh (7th) anniversary of the Closing Date in order to provide the Buyer the opportunity to copy such books and records in accordance with this Section 6.2(b)(ii).

(iii)         Notwithstanding anything to the contrary in this Agreement, none of the Buyer, the Seller or the Acquired Companies, as the case may be, shall be required to provide access to any information pursuant to this Section 6.2(b) to the other Party or its Representatives if the disclosing Party determines, in its sole discretion, that (A) such access would (i) violate or prejudice the rights (including data privacy rights) of its employees, customers or other third parties; (ii) jeopardize its attorney-client privilege or other immunity or protection from disclosure; (iii) contravene any Law, Contract, fiduciary duty or any obligation of confidentiality or data protection; (iv) jeopardize the health or safety of any of its employees; or (v) relate to the Acquired Companies’ sale process, including any information related to proposals from other Persons relating to any other potential transaction with the Acquired Companies; provided, that, in each case the disclosing Party shall use commercially reasonable efforts to find an alternative means to provide the requested information; or (B) the information to be accessed is pertinent to any litigation in which the disclosing Party or any of its Affiliates, on the one hand, and the receiving Party or any of its Affiliates, on the other hand, are adverse parties.

Section 6.3             Termination of Intercompany Arrangements and Balances. Prior to the Closing, the Seller shall (or shall cause their applicable Affiliates to), settle, repay, terminate or cancel, effective as of, prior to or at Closing, all Contracts and arrangements that would constitute Intercompany Agreements, if outstanding immediately prior to the Closing, other than (a) the Shareholder Loans, which will be settled in accordance with Section 2.4, and (b) agreements with Related Parties disclosed in Schedule 4.17 of the Disclosure Schedules (other than the Shareholder Loans), which shall continue to be in force but the Seller shall cause the Acquired Companies to settle the outstanding payables and receivables by the Closing Date.

Section 6.4             Insurance.

(a)           Except as contemplated by Sections 6.4(b) and (c), from and after the Closing Date, each of the Acquired Companies shall cease to be insured by the Seller’s or its Affiliates’ (other than the Acquired Companies) insurance policies or by any of its self-insurance programs. Subject to Sections 6.4(b) and (c), for the avoidance of doubt, the Seller and its Affiliates (other than the Acquired Companies) shall retain all rights to control their insurance policies and programs, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its insurance policies and programs notwithstanding whether any such policies or programs apply to any liabilities of the Buyer or any of its Affiliates (including, from and after the Closing, the Acquired Companies). The Buyer agrees to arrange for its own insurance policies with respect to the Acquired Companies covering all periods following the Closing.

(b)           From the date hereof through the Closing, Seller shall use commercially reasonable efforts to notify its insurers under any insurance policies of any claims or circumstances that may reasonably result in a claim being made in respect of the Business. From and after the Closing until the date that is six (6) months following the Closing Date, and solely to the extent permitted under (i) the terms and conditions of all third-party insurance policies relating to the Business or the Acquired Companies arranged or maintained by Seller or any of its Affiliates (collectively, “Seller Insurance Policies”) and (ii) applicable Law, the Acquired Companies shall be entitled to seek from the applicable insurers the benefit of coverage under third-party Seller Insurance Policies that are occurrence-based (excluding any “claims-made” policies and all self insurance programs) to the extent arising out of or relating to acts, facts, occurrences, circumstances or omissions occurring prior to the Closing (“Pre-Closing Occurrences”), and Seller hereby authorizes Buyer to make claims in respect of any and all Pre-Closing Occurrences (such claims, “Permitted Insurance Claims”) to the applicable insurance providers to the extent permitted under the applicable third-party Seller Insurance Policy, and where not permitted, agree, upon receipt of a written request by Buyer, to make such Permitted Insurance Claim on Buyer’s behalf as promptly as reasonably practicable following such time as Seller receives the information necessary to make such claim.

(c)           With respect to any Permitted Insurance Claims duly made pursuant to Section 6.4(b), (i) if Buyer is submitting any such claim, Buyer shall provide Seller with reasonable advance notice prior to making such claim (or, if such advance notice would reasonably be expected to prejudice Buyer in any material respect, promptly following making such claim), (ii) Buyer shall, and shall cause the Acquired Companies to, comply with the terms of the applicable Seller Insurance Policy, and (iii) if Seller or any of its Affiliates receive any payments in respect of any such claim, they shall pay, or cause to be paid, such payment to Buyer (net of any Recovery Costs (as defined below) incurred by Seller or any of its Affiliates in connection with the same); provided, that (A) Buyer shall be fully liable for all uninsured or self-insured amounts in respect of any such claims, (B) subject to compliance with Section 6.4(b), Seller and its Affiliates shall not be required to commence or participate in any Action in connection with any such claims and (C) Buyer shall reimburse Seller promptly upon request for all reasonable out-of-pocket costs or expenses incurred by Seller or any of its Affiliates reasonably attributable to making or pursuing, or cooperating in Buyer’s making or pursuing, any Permitted Insurance Claim, including (1) the reasonable costs of reviewing, assessing and filing any such claim, (2) any deductibles, retentions, co-insurance, Taxes or other amounts that are payable by Seller or any of its Affiliates solely and directly as a result of any such claim and (3) any premium or collateral increases under the applicable Seller Insurance Policy that are reasonably attributable to any such claim (such costs and expenses, “Recovery Costs”). The Parties agree that any recoveries in respect of Permitted Insurance Claims pursuant to this Section 6.4 shall inure first to reimburse any and all Recovery Costs.

Section 6.5        Confidentiality.

(a)           Each of the Parties shall hold, and shall cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of the other parties in connection with the transactions contemplated hereby pursuant to the terms of the confidentiality agreement dated as of March 12, 2024, between the MIP VI Holdings II, LLC and IHS Brasil (the “Confidentiality Agreement”), which shall continue in full force and effect until the Closing Date, at which time such Confidentiality Agreement shall terminate. If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(b)           For a period of five years following the Closing Date, Seller shall not, and Seller shall cause its Affiliates and the respective Representatives of the Seller and its Affiliates not to, use for its or their own benefit or divulge or convey to any third party, any Confidential Information; provided, however, that Seller or its Affiliates may furnish such portion (and only such portion) of the Confidential Information as Seller or such Affiliate reasonably determines it is legally obligated to disclose if: (i) it is required by applicable Law, or (ii) it receives a request by a Governmental Authority to disclose all or any part of the Confidential Information. To the extent legally permissible, the Seller shall notify the Buyer of the existence, terms and circumstances surrounding any such request and allow the Buyer to seek an appropriate protective order or other appropriate remedy at the Buyer’s sole expense. For purposes of this Agreement, “Confidential Information” consists of all information and data relating to the Acquired Companies, this Agreement or the transactions contemplated hereby (other than data or information that is or becomes available to the public other than as a result of a breach of this Section).

Section 6.6             Consents and Filings; Further Assurances.

(a)           Each of the Parties shall use reasonable best efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as soon as possible after the execution of this Agreement and in no event later than the Termination Date.

(b)           To the extent required under applicable Laws, upon the occurrence of the Buyer Fundraising Milestone and delivery of the officer’s certificate by the Buyer to the Seller pursuant to Section 6.18, if the transactions contemplated by this Agreement trigger a mandatory merger control filing with the Antitrust Authority pursuant to Exhibit J attached hereto, the Parties agree to (i) jointly submit to the Antitrust Authority any and all notifications and filings required by the Brazilian Laws with respect to the transactions contemplated hereby within ten (10) Business Days of the satisfaction of the Buyer Fundraising Milestone and (ii) to supply as promptly as practicable any additional information and documents needed for the filing or requested by the Antitrust Authority. The Buyer shall have the primary responsibility for conducting such procedure with the Antitrust Authority, and the Seller undertakes, by itself and by the Acquired Companies, to cooperate with the Buyer and to provide, in a timely manner, all the necessary information related to the aforementioned submission, required for the completion of the documents to be submitted to the Antitrust Authority, as well as any additional information or documents required by the Antitrust Authority during the review process.

(c)           Without limiting the generality of the Parties’ undertaking pursuant to Section 6.6(a), the Buyer shall, and shall cause the Buyer Group to, use its reasonable best efforts and take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition or telecommunications Law that may be asserted by any Governmental Authority or any other party so as to enable the Parties hereto to close the transactions contemplated by this Agreement as promptly as practicable and in no event later than the Termination Date, including (i) proposing, negotiating, consenting to, offering to undertake, committing to and effecting, by consent decree, hold separate order, trust or otherwise, the sale, divestiture, disposition (including by assigning, licensing or sublicensing any intellectual property), hold separate, impairment, encumbrance or limitation on freedom of action of any assets, businesses, interests, shares or equity securities of or owned by any of the Acquired Companies, the Buyer or the Buyer Group; (ii) terminating, amending or modifying any existing relationships, contractual rights or obligations of any of the Acquired Companies, the Buyer or the Buyer Group; (iii) otherwise offering to take, committing to take or taking any action that any of the Acquired Companies, the Buyer or any member of the Buyer Group are capable of taking that limits their freedom of action with respect to, or their ability to retain, any of the assets, businesses, interests, shares or equity securities of or owned by any of the Acquired Companies, the Buyer or any member of the Buyer Group; and (iv) agreeing to and complying with all restrictions, behavioral or structural remedies or conditions, if any, imposed or requested by any Governmental Authority with respect to any of the Acquired Companies, the Buyer or any member of the Buyer Group; provided, that, notwithstanding any other provision of this Agreement to the contrary, in no event shall Buyer or any member of the Buyer Group be required to initiate, defend, engage, file or participate in any litigation, proceeding, appeal and other Actions against any Governmental Authority, including Actions that challenge the validity or legality of, or seek to restrain the consummation of, the transactions contemplated by this Agreement.

(d)           Each of the Parties shall promptly notify the other Parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other parties to review in advance any proposed communication by such party to any Governmental Authority. No Party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, the Parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the Confidentiality Agreement, the Parties will provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby.

(e)           The Seller shall (and shall cause the Acquired Companies to) use commercially reasonable efforts to give required notices, send request and obtain required consents to all third parties listed in Schedule 4.2(a) of the Disclosure Schedules. Buyer shall use its commercially reasonable efforts to assist the Seller and the Acquired Companies in obtaining such consents, including by providing all documents and information, in each case, that may be reasonably requested in writing in connection therewith, provided, however, that none of the Seller or any Acquired Company shall have any obligation to commence or participate in any Action.

(f)            The Buyer shall not, and shall cause the members of the Buyer Group not to take any action or fail to take any action that is intended to or has (or would reasonably be expected to have) the effect of preventing, impairing or delaying (i) the consummation of transactions contemplated by this Agreement, including (A) imposing any delay in the obtaining of, or increasing the risk of not obtaining, any authorization, consent, clearance, order, declaration or approval of any Governmental Authority (including the Required Approvals) necessary to consummate such transactions or the expiration or termination of any applicable waiting period; (B) increasing the risk of any Governmental Authority entering an Order prohibiting the consummation of such transactions; (C) increasing the risk of not being able to remove any such Order on appeal or otherwise; or (D) delaying, interfering with or preventing the consummation of such transactions; or (ii) the ability of such Person to fully perform its obligations pursuant to this Agreement. For the avoidance of doubt, the Buyer shall not, and shall cause the Buyer Group not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license (or agree or undertake to acquire, purchase, lease or license) any business, corporation, partnership, association or other business organization or division or part thereof, or any equity securities, shares, interests or collection of assets if doing so is intended to or has (or would reasonably be expected to have) the effect of preventing, impairing, delaying or otherwise adversely affecting the consummation of the transactions contemplated by this Agreement or the ability of such Person to fully perform its obligations pursuant to this Agreement.

(g)           (i) Within thirty (30) days following the Closing Date, the Buyer shall cause the Acquired Companies to make the required filings pursuant to applicable Laws to update the applicable Acquired Companies’ shareholding structure register with the Electronic Registration System – Foreign Direct Investment (Sistema de Prestação de Informações de Capital Estrangeiro — Investimento Estrangeiro Direto – SCE-IED) of the Central Bank of Brazil, the corresponding Boards of Trade (juntas comerciais), and, when applicable, the Brazilian Federal Revenue Office (Receita Federal do Brasil) to reflect the transfer of the Shares by the Seller to the Buyer at the Closing, the new officers and directors of the applicable Acquired Company and the cancellation of the Seller’s registration as a shareholder of the applicable Acquired Company, as well as appointing Buyer or the Acquired Companies' representatives elected by Buyer as responsible for the Acquired Companies before such entities. Buyer shall provide the Seller with evidence of the accomplishment of such registration when completed. The applicable Acquired Company will further provide to the Seller any additional information in respect of such Acquired Company that is reasonably requested by the Seller for the purpose of complying with regulatory requirements imposed by the Central Bank of Brazil, the corresponding Boards of Trade (juntas comerciais), and, when applicable, the Brazilian Federal Revenue Office (Receita Federal do Brasil).

(h)           With respect to Centennial Colombia and within thirty (30) days following the Closing Date, Buyer shall file with the competent Chamber of Commerce the document required to register the control situation over Centennial Colombia, pursuant to Article 30 of Law 222 of 1995.

(i)            With respect to Centennial Colombia and as soon as practicable following the Closing Date, but no later than six (6) months after the Closing Date, Seller and the Buyer shall take all steps and execute all necessary documents to comply with any requirements imposed by applicable Law for the Buyer to successfully register its foreign investment over the Shares of Centennial Colombia before the Colombian Central Bank (Banco de la República), including (i) the obligation of the Seller to prepare and file a foreign investment cancellation request with the Colombian Central Bank with respect to the transfer of the Shares of Centennial Colombia in favor of the Buyer; and (ii) the obligation of the Buyer to prepare and file a foreign substitution request with the Colombian Central Bank with respect to the acquisition from Seller of the Shares of Centennial Colombia. If the Parties agree, both can instruct Centennial Colombia to submit in such term these reports on their behalf before the Colombian Central Bank.

(j)            All filing fees and expenses relating to the submission of the transactions contemplated hereby to Antitrust Authority or any other Governmental Authority shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by Seller, except in relation to the fees and expenses of the counsel retained individually by each Party, which shall be borne individually by the Party retaining such counsel. Each Party shall be solely responsible for any penalty imposed by CADE resulting from any action, omission or infraction that such party may give cause to in connection with the submission of the Transaction to Antitrust Authority.

(k)           Notwithstanding anything to the contrary in this Agreement, nothing in this Section 6.6 or any other provision of this Agreement shall require the Buyer or any of its Affiliates or their respective Related Parties to take or agree to take, or to refrain from taking, any action, including any action contemplated by Section 6.6(a), with respect to the Buyer or its Affiliates, any investment funds or investments vehicles affiliated with, or managed or advised by, Macquarie Group Limited or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Macquarie Group Limited (or of any such investment fund or investment vehicle, or interest therein), other than with respect to the Acquired Companies or the Business.

Section 6.7             Public Announcements. Each Party shall provide to the other Party a reasonable opportunity to review such Party’s initial press release in respect of this Agreement or the transactions contemplated by this Agreement and shall consider in good faith such other Party’s comments thereto. Thereafter, no Party shall make, or cause to be made, any press release, public announcement or other public disclosure (other than to the Parties or their respective Representatives) in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Parties unless such Party believes in good faith that it is required by applicable Law or applicable stock exchange regulation to do so, on the advice of legal counsel, and in such case, to the extent possible and legally permissible, the Party that is required to disclose information shall reasonably cooperate with the other Parties prior to issuing or making any such press release, public announcement or communication; provided, however, that the prior written consent of the other Parties shall not be required hereunder with respect to any press release, public announcement or communication that is substantially similar to a press release, public announcement or communication previously issued with in accordance with this Section 6.7; provided, further, that notwithstanding anything to the contrary in this Agreement or otherwise, Buyer and its Affiliates may disclose, on a confidential basis, the existence of this Agreement and its terms and otherwise describe the transactions contemplated by this Agreement to its and its Affiliates direct and indirect limited partners, investors, members, shareholders, and prospective limited partners, members, equity holders or other investors in connection with customary fund marketing activities.

Section 6.8             Directors’ and Officers’ Indemnification.

(a)           The Buyer agrees that all rights to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of the Acquired Companies, as provided in the Acquired Company’s certificate of incorporation, bylaws or other similar governing documents, shall survive the Closing and shall continue in full force and effect for a period of not less than six (6) years and that the Acquired Companies will perform and discharge the obligations to provide such indemnity and exculpation after the Closing; provided, however, that all rights to indemnification and exculpation in respect of any Action arising out of or relating to matters existing or occurring at or prior to the Closing Date and asserted or made within such six (6)-year period shall continue until the final disposition of such Action. From and after the Closing, the Buyer shall not, and shall cause the Acquired Companies not to, amend, repeal or otherwise modify the indemnification provisions of the Acquired Companies’ certificate of incorporation, bylaws or other similar governing documents as in effect at the Closing in any manner that would adversely affect the rights thereunder of individuals who at the Closing were directors, officers, employees or agents of the Acquired Companies.

(b)           In the event that the Buyer, the Acquired Companies or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, the Buyer shall use commercially reasonable efforts to provide that the successors and assigns of the Buyer or the applicable Acquired Company, as the case may be, shall assume the obligations set forth in this Section 6.8.

(c)           The provisions of this Section 6.8 shall survive the consummation of the Closing and continue for the periods specified herein. This Section 6.8 is intended to benefit the directors, officers, employees and agents of the Acquired Companies and any other Person or entity (and their respective heirs, successors and assigns) referenced in this Section 6.8 or indemnified hereunder, each of whom may enforce the provisions of this Section 6.8 (whether or not parties to this Agreement). Each of the Persons referenced in the immediately preceding sentence are intended to be third-party beneficiaries of this Section 6.8.

Section 6.9             Release.

(a)           Other than with respect to claims specifically permitted under this Agreement, the Buyer (on behalf of itself and on behalf of the Buyer Group (including the Acquired Companies from and after the Closing) and their respective officers, directors, employees, partners, members, managers, successors or permitted assigns (collectively, the “Buyer Parties”)) acknowledges and agrees that, from and after the Closing, to the fullest extent permitted under applicable Law (including under any Environmental Laws), any and all rights, claims and causes of action it may have against the Seller, any of its Affiliates and Subsidiaries, and each of their respective officers, directors, employees, partners, members, managers, successors or permitted assigns (collectively, the “Seller Persons”) relating to the operation of the Acquired Companies or their Business, and the transactions contemplated hereby and thereby, whether arising under, or based upon, any federal, state, local or foreign Law (including common law), or any extracontractual claims, are hereby irrevocably waived.

(b)           Other than with respect to claims specifically permitted under this Agreement, the Seller (on behalf of itself and on behalf of the Seller Persons) acknowledges and agrees that, from and after the Closing, to the fullest extent permitted under applicable Law (including under any Environmental Laws), any and all rights, claims and causes of action it may have against the Buyer Parties relating to the operation of the Acquired Companies or their Business, and the transactions contemplated hereby and thereby, whether arising under, or based upon, any federal, state, local or foreign Law (including common law), or any extracontractual claims, are hereby irrevocably waived.

(c)           The Parties acknowledge and agree that the agreements contained in this Section 6.9 are an integral part of the transactions contemplated by this Agreement and that, without these agreements set forth in this Section 6.9, the Parties would not enter into this Agreement.

Section 6.10           RWI Policy. The Parties acknowledge and agree the Buyer intends to obtain a buyer-side representation and warranty insurance policy (the “RWI Policy”) The RWI Policy shall include a provision whereby the insurer expressly waives, and irrevocably agrees not to pursue (other than in the case of Fraud or Willful Breach, subject to the terms and conditions herein), directly or indirectly, any subrogation rights against Seller or any of its Affiliates, or any former shareholders, managers, members, directors, officers and employees of any of the foregoing with respect to any claim made by any insured party thereunder. The RWI Policy shall further expressly state that the Seller and its Affiliates are third-party beneficiaries of such subrogation waiver and are entitled to enforce such waiver directly against the insurer. Buyer shall not, and shall cause the Acquired Companies not to, waive, amend, modify or otherwise revise the subrogation provision or third-party beneficiaries provision under the RWI Policy and shall not amend, waive, modify or otherwise revise the RWI Policy in any respect adverse to the Seller or its Affiliates (including with respect to subrogation or third-party rights) without the Seller’s express written consent.  The Buyer acknowledges and agrees that, other than as expressly provided in Article VIII or in the case of Fraud, the RWI Policy (whether or not sufficient to cover the applicable Losses) shall be the sole and exclusive remedy of the Buyer and its Affiliates (including, from and after the Closing, the Acquired Companies) and the Buyer Parties, at law or in equity, for any inaccuracy or breach of any representation or warranty regarding the Acquired Companies in this Agreement or any related certificates (except as expressly provided in Article VIII), and there shall be no recourse against the Seller or its Affiliates with respect thereto. The Buyer further agrees that any absence of coverage under the RWI Policy, for any reason (including exclusions or the RWI Policy not being in full force and effect), shall not expand, alter or otherwise affect the Seller’s liability under this Agreement. The RWI Policy shall not provide for any “seller retention.” On the Closing Date, the Buyer shall confirm in writing to the Seller that the RWI Policy has been brought down and is effective as of the Closing and, reasonably promptly following Seller’s request following the Closing, shall provide the Seller with a true and complete copy of the final RWI Policy (including any binders, endorsements, schedules and exhibits thereto). All premiums, fees, commissions and other broker compensation, taxes, costs and expenses of the RWI Policy shall be borne and split by the Buyer and the Seller, on a 50/50 basis.

Section 6.11          Director(s) and Officer(s) Resignations. The Seller shall, and shall cause each applicable Acquired Company to, use commercially reasonable efforts to, cause each Person requested by the Buyer no later than fifteen (15) Business Days prior to the Closing to tender his or her resignation, pursuant to a letter of resignation in form and substance reasonably satisfactory to the Buyer, from any position as director or officer or other similar position with similar titles with respect to any Acquired Company, in each case, effective as of the Closing.

Section 6.12           Exclusivity; No-Shop. From the date of this Agreement until the earlier of the Closing Date or the date of termination of this Agreement pursuant to Article X hereof, neither the Seller nor any of its Representatives or Affiliates (in each case, acting at the direction of the Seller in connection with the transactions contemplated hereby) will, directly or indirectly (i) solicit, initiate or knowingly encourage the submission of inquiries, proposals or offers from any Person relating to the acquisition of (or any equity interest in) any Acquired Company, their Assets, businesses or any part thereof (an “Acquisition Proposal”), (ii) enter into, participate in any discussions or negotiations regarding any Acquisition Proposal, or accept any Acquisition Proposal, (iii) furnish information with respect to any of Acquired Companies, their Assets, businesses or any part thereof, meet, assist, or knowingly facilitate any effort by any Person, hire or otherwise associate with any third party in order to investigate or consider a potential transaction inconsistent with the Transaction, or (iv) otherwise cooperate with, or assist or participate in, or knowingly facilitate or knowingly encourage, any effort or attempt by any Person to make an Acquisition Proposal or to effect a transaction inconsistent with the Transaction. For the avoidance of doubt, (a) no action shall constitute a violation of this Section 6.12 to the extent that Seller or its Representatives receive any unsolicited contact, inquiry, or proposal from any Person, so long as Seller does not solicit, encourage, or engage in discussions regarding such inquiry, and (b) nothing herein shall prohibit the Seller or the Acquired Companies from pursuing operations in the Ordinary Course of Business, including entering into commercial contracts unrelated to any Acquisition Proposal.

Section 6.13          Non-Compete; Non-Solicitation.

(a)           From and after the Closing Date and continuing until the second (2nd) anniversary of the Closing Date (the “Restricted Period”), Seller and its Affiliates covenant and agree that they shall not, and shall cause their respective Representatives (in their capacity as such) not to, directly or indirectly, within the Territory (as defined below): (i) engage in, own, manage, operate, control, participate in, act as a consultant or advisor to, render services for, or otherwise be connected with any business that competes, in whole or in part, with the Business in Brazil or Colombia (the “Territory”), as conducted as of the Closing Date (each, a “Competing Activity”), provided, however, that any and all activities related to or conducted by IHS Fiber Brasil or I-Systems are excluded from the definition of Competing Activity; or (ii) acquire, subscribe for, hold or otherwise have any interest (equity, debt, profit-sharing or otherwise) in any Person that engages in a Competing Activity; provided that the foregoing shall not prohibit passive ownership solely for investment purposes of less than 5% of any class of securities of a company that engages in a Competing Activity, so long as the Sellers or its Affiliates do not otherwise, directly or indirectly, participate in the management or operation of such company. Without limiting the foregoing, during the Restricted Period, the Seller agrees that it and its Affiliates will not, directly or indirectly, without the prior written consent of the Buyer, hire any officer, director or Senior Employees or director of any Acquired Company, or persuade or solicit any officer, director or Senior Employees of any Acquired Company to leave the employ of any Acquired Company or to become employed by the Seller or any of its Affiliates; provided, that, such covenants will not restrict the Seller and its Affiliates from (i) conducting a general solicitation of employment by means of newspaper, periodical or trade publication advertisements or similar methods of solicitations by search firms which are not specifically directed by the Seller or its Affiliates toward the officers, directors or employees of the Acquired Companies; or (ii) soliciting or hiring individuals who terminated his or her employment (or had his or her employment terminated) with the applicable Acquired Company at least twelve (12) months prior to such solicitation.

(b)           The Restricted Period shall be tolled, and shall not run, during any period of violation by the Seller or any of its Affiliates of the covenants set forth in this Section 6.13, and shall be extended by the period of such violation so that the Buyer and the Acquired Companies receive the full benefit of the bargained-for duration of such covenants.

(c)           The Seller acknowledges and agrees that the Purchase Price fairly and adequately compensates the Seller and its Affiliates for agreeing to the covenants set forth in this Section 6.13, that such covenants are reasonable and necessary to protect the legitimate business interests, confidential information, goodwill, customer relationships and competitive position of the Buyer and the Acquired Companies, and that irreparable harm would result to the Buyer and the Acquired Companies in the event of a breach or threatened breach by Seller or any of its Affiliates.

(d)           The Seller acknowledges that the covenants of the Seller set forth in this Section 6.13 are an essential element of this Agreement and that any breach by the Seller of any provision of this Section 6.13 will result in irreparable injury to the Buyer. The Seller acknowledges that in the event of such a breach, in addition to all other remedies available at law, the Buyer shall be entitled to equitable relief, including injunctive relief. The Seller has independently consulted with its counsel and after such consultation agrees that the covenants set forth in this Section 6.13 are reasonable and proper to protect the legitimate interest of the Buyer. If a court of competent jurisdiction determines that the character, duration or geographical scope of the provisions of this Section 6.13 are unreasonable, it is the intention of the Parties that these provisions shall be construed by the court in such a manner as to impose only those restrictions on Seller’s conduct that are reasonable in light of the circumstances and as are necessary to assure to the Buyer the benefits of this Agreement.

Section 6.14           Intellectual Property.

(a)           The Buyer hereby acknowledges that all right, title and interest in and to the names (together with all variations and acronyms thereof), trademarks, service marks, Internet domain names, trade names, trade dress, corporate names and other identifiers of source or goodwill containing, incorporating or associated with any of the foregoing, or any other name that suggests a relationship with the Seller or any of their Affiliates (excluding the Acquired Companies) listed in Schedule 6.12 of the Disclosure Schedules (collectively, the “Retained Names and Marks”), are owned exclusively by the Seller or one or more of its Affiliates (excluding the Acquired Companies), and that, except as expressly provided below, any and all right of the Acquired Companies to use the Retained Names and Marks shall terminate as of the Closing and shall immediately revert to the Seller or one or more of its Affiliates (excluding the Acquired Companies), along with any and all goodwill associated therewith. The Buyer further acknowledges that it has no rights, and is not acquiring any rights, to use the Retained Names and Marks, except as provided herein.

(b)           The Acquired Companies shall, for a period of ninety (90) days after the Closing Date (or until Existing Stock is exhausted), be entitled to use, solely in connection with the operation of their business as operated immediately prior to the Closing, all of the existing stocks of signs, letterheads, advertisements and promotional materials, inventory, websites and other documents and materials containing the Retained Names and Marks (“Existing Stock”), after which period the Buyer shall, and shall cause each Acquired Company to, remove or obliterate all Retained Names and Marks from such Existing Stock or cease using such Existing Stock in any manner.

(c)           The Buyer shall, as soon as practicable after the Closing but in no event later than ninety (90) days after the Closing, and shall cause the Acquired Companies to, take all actions necessary (including the filing of amended organizational documents and any other required documentation with the relevant Governmental Authorities) to change each of the Acquired Companies’ corporate names, “doing business as” names, trade names, design and any other similar corporate identifiers, in each case that include the Retained Names and Marks or any other name or trademark owned by the Seller or any of its Affiliates (excluding the Acquired Companies) after the Closing, or any name or trademark incorporating, combining or associating any, or that is confusingly similar to any of the foregoing, to cease use of any such Retained Names and Marks and any other such name or trademark, and to supply promptly any additional information, documents and materials that may be requested by the Seller with respect to such filings.

(d)           Except as expressly provided in this Section 6.14(d) in connection with the Existing Stock, no other right to use the Retained Names and Marks is granted by the Seller to the Buyer whether by implication or otherwise, and nothing hereunder shall permit the Buyer to use the Retained Names and Marks in any manner. The Buyer shall, and shall cause each Acquired Company to, ensure that all uses of the Retained Names and Marks as provided in this Section 6.14 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Acquired Companies used the Retained Names and Marks prior to the Closing. Any and all goodwill generated by the use of the Retained Names and Marks under this Section 6.14 shall inure solely to the benefit of the Seller. The Buyer shall cause each Acquired Company not to, (i) use the Retained Names and Marks hereunder in any manner that may damage, impair or tarnish the reputation of the Seller or its Affiliates (excluding the Acquired Companies) or the goodwill associated with the Retained Names and Marks; or (ii) contest or challenge the ownership or validity of any of the Retained Names and Marks.

(e)           The Buyer agrees that the Seller and its Affiliates (excluding the Acquired Companies) shall have no responsibility for claims by third parties arising out of, or relating to, the use by the Acquired Companies of any Retained Names and Marks after the Closing. In addition to any and all other available remedies, the Buyer shall indemnify and hold harmless the Seller and its Affiliates (excluding the Acquired Companies), successors and assigns, from and against any and all such claims that may arise out of the use of the Retained Names and Marks by the Acquired Companies (i) in accordance with the terms and conditions of this Section 6.14, other than such claims that the Retained Names and Marks infringe the Intellectual Property rights of any third party or (ii) in violation of or outside the scope permitted by this Section 6.14. Notwithstanding anything in this Agreement to the contrary, the Buyer hereby acknowledges that in the event of any breach or threatened breach of this Section 6.14, the Seller, in addition to any other remedies available to it, shall be entitled to a preliminary injunction, temporary restraining order or other equivalent relief restraining the Acquired Companies from any such breach or threatened breach.

(f)           The Buyer shall not, and shall cause the Acquired Companies to not, hold itself out as having any affiliation, association or relationship with the Seller or any of its Affiliates (excluding the Acquired Companies), other than as may be required by applicable Law. The Buyer acknowledges that use of the Retained Names and Marks by the Acquired Companies pursuant to this Section 6.14 shall not be deemed an endorsement by the Seller of the Buyer’s products or services, nor be deemed an affiliation between the Parties or their Affiliates (including between the Seller and any of the Acquired Companies).

Section 6.15          Shared Contracts.

(a)           At, or immediately prior to the Closing, the Seller shall, and shall cause its Affiliates (other than the Acquired Companies) to, with respect to each Contract listed in Schedule 6.15 of the Disclosure Schedules (each, a “Shared Contract”), (i) if practicable and permitted by the terms of such Shared Contract, assign to an Acquired Company the portion of the rights and Liabilities (whether arising prior to, on or following the Closing Date) under such Shared Contract as they relate to the Business (and such Acquired Company shall, in each case, accept such assignment and assume and agree to discharge all such Liabilities) (a “Partial Assignment”), or (ii) if a Partial Assignment is not practicable or so permitted, work with the third-party counterparty(ies) to such Shared Contract in an effort to otherwise divide, modify or replicate (in whole or in part) such Shared Contract in a manner that replicates, to the greatest extent possible, the substantive effect of a Partial Assignment (a “Contract Split”), including by structuring a Contract Split such that, effective as of its completion, (A) the applicable Acquired Company is the beneficiary of the rights and are responsible for the Liabilities related to the Business under such Shared Contract and the Seller (and its Affiliates other than the Acquired Companies) have no rights or Liabilities under such Shared Contract that are related to the Business, and (B) the Seller (or one of its Affiliates other than the Acquired Companies) is the beneficiary of the rights and is responsible for the Liabilities under such Shared Contract that are not related to the Business and the Acquired Companies have no rights or Liabilities under such Shared Contract that are not related to the Business. In the event that a Contract Split is necessary but not achieved prior to the Closing, the terms of Section 6.15(b) will apply until a Contract Split is achieved (or, if earlier, the termination of the applicable Shared Contract).

(b)           Notwithstanding anything to the contrary contained in this Section 6.15, if any Shared Contract transferable as part of the transactions contemplated by this Section 6.15 is not assignable, transferable or conveyable to the transferee specified in this Section 6.15 without the consent or approval of any Governmental Authority or other third party, and such consent or approval has not been obtained or such other requirement has not been satisfied at or prior to the Closing, the Closing shall nonetheless take place and no assignment, transfer or assumption thereof shall occur unless and until such consent or approval has been obtained or such other requirement has been satisfied (and the Seller and the Buyer shall cooperate to effect any such assignment, transfer or assumption as soon as practicable after such consent or approval has been obtained or such other requirement has been satisfied). Notwithstanding anything to the contrary, the Parties shall nevertheless cooperate in good faith to plan the Contract Split so that it is completed by Closing or, if not practicable, as soon as reasonably practicable thereafter, on a mutually agreed schedule that avoids material disruption to the Business. If, acting in good faith, the Parties determine that a Contract Split will not be carried out prior to Closing and such Contract Split is reasonably required to ensure that the Business is conducted in the Ordinary Course of Business, the Parties shall, prior to Closing, negotiate in good faith and execute an agreed-form transitional services agreement that specifies scope, service levels, duration, pricing and exit criteria, which shall survive until the earlier of (i) completion of a Contract Split and (ii) termination or expiration of the applicable Contract. Until the earlier of such time as (i) a consent, approval or other requirement referred to in this Section 6.15(b) is obtained or satisfied, as applicable, or (ii) expiration or termination of the applicable Contract, Seller shall, and shall cause its Affiliates to, and the Buyer shall, and shall cause the Acquired Companies to, (A) use its respective commercially reasonable efforts and cooperate with each other to obtain such consent or approval or to satisfy such other requirement as soon as practicable after the Closing, (B) use its respective commercially reasonable efforts to provide the applicable intended transferee the benefits of the relevant Shared Contract and cooperate in any reasonable and lawful arrangement designed to provide such benefits to the applicable intended transferee, and (C) cooperate in any reasonable and lawful arrangement designed to procure the assumption of the relevant Liabilities by the applicable intended transferee. Notwithstanding anything to the contrary contained in this Agreement, from and after the Closing, the Buyer shall, and shall cause each of the Acquired Companies to, discharge all Liabilities relating to any such relevant Shared Contracts of which the Buyer or any of the Acquired Companies is the intended transferee hereunder, and the Seller shall, and shall cause its applicable Affiliate to, discharge all Liabilities relating to any such relevant Liabilities of which such Affiliate is the intended transferee hereunder.

(c)           If the Seller or any of its Affiliates, on the one hand, or the Buyer or any of the Affiliates, on the other hand, receives any benefit or payment which under any Shared Contract was intended for the other, the Seller and the Buyer will use their respective reasonable best efforts to, and to cause their respective Affiliates to, deliver such benefit or payment to the other party.

(d)           None of the Seller or its Affiliates shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any third Person to obtain any assignment or conveyance with respect to any Shared Contract.

(e)           If either Party, acting in good faith, identifies a Contract that constitutes a Shared Contract but was inadvertently omitted from Schedule 6.15 of the Disclosure Schedules, such Party shall promptly notify the other Party, and Schedule 6.15 of the Disclosure Schedules shall be automatically deemed supplemented to include such Contract. Any Contract added pursuant to the foregoing shall be treated as a Shared Contract for all purposes of this Section 6.15, and the Parties shall cooperate in good faith to effect a Partial Assignment or Contract Split with respect thereto in accordance with this Section 6.15.

Section 6.16           Financing.

(a)           The Buyer shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper, to obtain funds sufficient to fund the Estimated Purchase Price and any other amounts payable by the Buyer hereunder or otherwise in connection with the transactions contemplated hereby (including the payment of all of the Buyer’s and its Affiliates’ costs and expenses incurred in the evaluation, negotiation and execution of the transactions contemplated hereby). In furtherance and not in limitation of the foregoing, the Buyer shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to obtain the proceeds of the Financing contemplated by the Commitment Letters on or prior to the Closing Date on the terms and subject to the conditions set forth in the Commitment Letters, including using reasonable best efforts to (i) maintain in effect the Commitment Letters and any Definitive Debt Financing Agreements in accordance with the terms thereof and complying with its obligations thereunder; (ii) satisfy on a timely basis, and in a manner that will not impede the ability of the parties hereto to consummate the transactions contemplated hereby promptly upon the Closing Date, all conditions to the funding of the Financing set forth in the Commitment Letters and the Definitive Debt Financing Agreements; (iii) negotiate and enter into definitive debt financing agreements on the terms and conditions contemplated by the Debt Commitment Letter (the “Definitive Debt Financing Agreements”) and (iv) consummate the Debt Financing at or prior to the Closing. In the event that all conditions contained in this Agreement, in any Commitment Letter or the Definitive Debt Financing Agreements have been satisfied, the Buyer shall use reasonable best efforts to cause the Debt Financing Sources thereunder or the Equity Sponsor, as applicable, to comply with their respective obligations, including to fund the Financing and to pay related fees and expenses on the Closing Date. The Buyer shall comply with its obligations, and enforce its rights, under the Commitment Letters and Definitive Debt Financing Agreements in a timely and diligent manner. Upon the prior written request of the Seller, the Buyer shall inform the Seller in reasonable detail of the status of its efforts to arrange the Financing contemplated by the Commitment Letters and any other financing and the Buyer shall give the Seller prompt notice of (A) any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact on the Financing contemplated by the Commitment Letters; (B) any breach by any party to the Commitment Letters or Definitive Debt Financing Agreements of which the Buyer has become aware; (C) the expiration or termination (or attempted or purported termination, whether or not valid) of the Commitment Letters; (D) any written or electronic (including email) notice or communication by any Debt Financing Source with respect to any actual or threatened in writing breach, default (or allegation thereof) or repudiation by any party to any Commitment Letter or any Definitive Debt Financing Agreement or any refusal to provide, or stated intent that it will not provide, by any Debt Financing Source the full amount of the Debt Financing contemplated by the Debt Commitment Letter for any reason; (E) the Buyer’s belief, for any reason, that it may no longer be able to obtain all or any portion of any Financing contemplated by the Commitment Letters on the terms and conditions described therein or (F) receipt of any written notice or other written communication with respect to any (1) actual or potential material breach, default, termination or repudiation by any party to the Commitment Letters or any Definitive Debt Financing Agreement, (2) material dispute or disagreement between or among any parties to the Commitment Letters or any Definitive Debt Financing Agreement (other than ordinary course negotiations) or (3) the failure of any condition to the Debt Financing to be satisfied.

(b)           Prior to the Closing, the Buyer shall not agree to or permit any termination, amendment, replacement, supplement or other modification of, or waive any of its rights under, the Commitment Letters or Definitive Debt Financing Agreements without the Seller’s prior written consent (which such consent may not be unreasonably withheld, conditioned or delayed); provided that the Buyer may, without the Seller’s prior written consent: (i) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Debt Commitment Letter or Definitive Debt Financing Agreements that would not, and would not reasonably be expected to, (A) reduce the amount of the Debt Financing contemplated by the Debt Commitment Letter, (B) adversely affect the ability of the Buyer to enforce its rights against any other party to the Debt Commitment Letter or the Definitive Debt Financing Agreements, in each case, as so amended, replaced, supplemented or otherwise modified, relative to the ability of the Buyer to enforce its rights against the other parties to the Debt Commitment Letter as in effect on the date hereof, (C) prevent, delay or impede the consummation of the transactions contemplated by this Agreement or the Debt Financing or (D) impose any new or additional conditions, or otherwise expand any of the conditions, to the availability and funding of Debt Financing as contemplated by the Debt Commitment Letter; and (ii) amend, replace, supplement or otherwise modify the Debt Commitment Letter solely to add lenders, lead arrangers, book runners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement. Upon any such amendment, replacement, supplement, modification or waiver, the terms “Debt Commitment Letter” and “Definitive Debt Financing Agreement” shall mean the Debt Commitment Letter or Definitive Debt Financing Agreement, as applicable, as so amended, replaced, supplemented or modified. The Buyer shall promptly deliver to the Seller copies of any such amendment, replacement, supplement or other modification of the Debt Commitment Letter or any such waiver of a provision of the Debt Commitment Letter.

(c)           If all or any portion of the Debt Financing becomes unavailable, or the Debt Commitment Letter or any of the Definitive Debt Financing Agreements shall be withdrawn, repudiated, terminated or rescinded, regardless of the reason therefor, then the Buyer shall use reasonable best efforts to (i) arrange and obtain, as promptly as practicable, from the same or alternative financing sources, alternative debt financing in an amount sufficient to consummate the transactions contemplated by this Agreement in the timeframe contemplated by this Agreement and pay the Estimated Purchase Price, and any other amounts due from the Buyer hereunder upon terms and conditions not less favorable to the Buyer, taken as a whole, as those in the Debt Commitment Letter in respect of the Debt Financing which has become unavailable and (ii) promptly notify the Seller of such unavailability and the reason therefor. In the event any alternative financing is obtained in accordance with this Section 6.16(c) (“Alternative Financing”), references in this Agreement to the “Debt Financing” shall also be deemed to refer to such Alternative Financing and, if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the “Debt Commitment Letter” and the “Definitive Debt Financing Agreements” shall also be deemed to refer to such commitment letters and definitive financing agreements relating to such Alternative Financing, and all obligations of the Buyer pursuant to this Section 6.16 shall be applicable thereto to the same extent as the Buyer’s obligations with respect to the Debt Financing.

(d)           The Parties acknowledge and agree that the provisions of Section 6.16 and Section 6.17 set forth the sole obligations of the Buyer, its Affiliates and any of their Representatives with respect to the Debt Financing or any Alternative Financing.

Section 6.17           Financing Cooperation.

(a)           Notwithstanding anything to the contrary in this Agreement, the Seller acknowledges and agrees that the Buyer intends to obtain the Debt Financing at the level of IHS Brasil, as described in further detail in the Debt Commitment Letter. The Seller further acknowledges that the Seller’s and IHS Brasil’s cooperation is necessary to facilitate Buyer’s compliance with Section 2.4(b)(i)(B) and, as such, subject to the terms and conditions of this Agreement, at Closing, the Seller agrees to cause IHS Brasil to comply with Buyer's reasonable instructions to the extent necessary and consistent with this Agreement and Section 2.4(b)(i)(B), in order for IHS Brasil to be in a position to make the payments contemplated in Sections 2.4(b)(i)(B)(1) and 2.4(b)(i)(B)(2).

(b)           From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Seller shall, and shall cause the Acquired Companies and its and their respective Representatives to, use reasonable best efforts to provide cooperation reasonably requested by the Buyer that is customary and reasonably necessary in connection with the Debt Financing and is customarily provided for borrowers in financings of the type contemplated by the Debt Commitment Letter. Such cooperation may include: (i) furnishing, to the extent available, audited financial statements (and, if and when they become available, interim financial statements), pro forma financial information, and such other financial data of the Acquired Companies as are reasonably requested by Buyer, to the extent reasonably requested at least ten (10) Business Days prior to the Closing Date and within the time periods when such financial information becomes conventionally available in the Ordinary Course of Business; (ii) making senior management of the Acquired Companies reasonably available to participate in a reasonable number of due diligence sessions, drafting sessions and presentations, lender meetings and calls, in each case at reasonable times and upon reasonable advance notice; (iii) assisting the Buyer in the preparation of (and if requested by the Buyer, participating in the presentation of) customary materials for use in connection with the Debt Financing, including confidential information memoranda, lender presentations and similar documents, (iv) providing reasonable assistance in facilitating the pledge and perfection of security interests (and negotiating and finalizing forms of collateral documents) in respect of the equity interests of the Acquired Companies and the assets of the Acquired Companies to the extent customarily provided prior to the closing of transactions of this type contemplated hereby and, where appropriate, executing and delivering customary documents, in each case to be effective as of, and not prior to, the Closing (or held in escrow for release at the Closing); and (v) providing reasonable and legally permitted documentation and information about the Acquired Companies and their officers, directors and owners as is reasonably requested by Buyer or any Debt Financing Source to comply with applicable “know your customer” and beneficial ownership requirements.

(c)           Notwithstanding the foregoing or anything to the contrary in this Agreement, neither the Seller, the Acquired Companies nor any of their Affiliates shall be required to take, or permit the taking of, any action pursuant to this Section 6.17 that: (A) would require the Seller, the Acquired Companies or any of their Affiliates (or any other Persons who are directors or officers of such entities) to pass resolutions or consents to approve or authorize the Debt Financing or any related agreements with effectiveness prior to Closing, (B) would require the Seller or any of its Affiliates (or any other Person) to execute or delivery any certificate, opinion, document, instrument or agreement, or to agree to any change or modification of any existing certification, opinion, document, instrument or agreement, other than shareholders’ or corporate resolutions of the Acquired Companies reasonably necessary to approve the Debt Financing or any related agreements (it being understood that no financial obligations so approved in such corporate acts of any Acquired Company shall be effective prior to the Closing), (C) would require any Acquired Company to execute or deliver any certificate, opinion, document, instrument or agreement, or to agree to any change or modification of any existing certification, opinion, document, instrument or agreement, in each case with effectiveness prior to the Closing (it being understood that no obligations of any Acquired Company under any such document shall be effective prior to the Closing), (D) would reasonably be expected to cause any representation or warranty of the Seller or the Acquired Companies in this Agreement to be breached or any condition to the Closing to fail to be satisfied, (E) would require the Seller, the Acquired Companies or any of their Affiliates to pay any commitment, fee or any other out-of-pocket expense, or otherwise incur any liability or obligation, in connection with the Debt Financing, in the case of the Acquired Companies, with effectiveness prior to Closing, other than in connection with the ROFR, (F) would reasonably be expected to cause any director, officer, employee or equityholder of the Seller, the Acquired Companies or any of their Affiliates to incur any personal liability, in the case of the Acquired Companies, with effectiveness prior to Closing, (G) could reasonably be expected to conflict with, or result in a violation or breach of, or default (with or without the notice, lapse of time or both), applicable Law, the organizational documents of the Seller or the Acquired Companies, or any Contract binding upon any of the foregoing, other than the ROFR, (H) provides access to or discloses information that the Seller, the Acquired Companies or any of their Affiliates determines could reasonably be expected to jeopardize any attorney-client privilege of, or work product or similar privilege, or conflict with any confidentiality obligations binding on, the Seller, the Acquired Companies or any of their Affiliates; (I) would require the Seller, the Acquired Companies or any of their Affiliates to provide or deliver any internal or external legal opinions, in the case of the Acquired Companies, prior to Closing; (J) would require the Acquired Companies to prepare or deliver (1) any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice of the Acquired Companies or that are inconsistent with the Accounting Principles or (2) any projections or pro forma financial statements; (K) would, in the reasonable opinion of the Acquired Companies, materially interfere with or disrupt the ongoing operations of its or its Affiliates’ businesses or would require an action that is not within the control of the Acquired Companies using commercially reasonable efforts; (L) require consent to a pre-filing of UCC-1s or any other grant of Encumbrances with effectiveness prior to Closing or that result in any of the Seller or the Acquired Companies or any of their respective Affiliates or Representatives being responsible to any third parties for any representations or warranties, in the case of the Acquired Companies, prior to Closing, provided that the Financing Sources may reasonably request, consistent with best lending practices for similar debt transactions, that the Definitive Debt Financing Agreement be executed by the Acquired Companies prior to Closing, but with effectiveness conditioned upon Closing; (M) require the directors, officers, employees or agents of the Seller or the Acquired Companies to take any action in any capacity other than as a director, officer or employee; (N) require the Seller or any Acquired Company to assume liability for any lender presentation, confidential information memorandum, offering memorandum, private placement memorandum or similar offering document, in the case of the Acquired Companies, prior to Closing, or (O) would cause significant competitive harm to the Acquired Companies if the transactions contemplated by this Agreement are not consummated.

(d)           All non-public or other confidential information provided by the Acquired Companies or any of their Representatives pursuant to this Section 6.17 shall be kept confidential in accordance with the Confidentiality Agreement. Nothing in this Section requires any Acquired Company to encumber any of its assets or to be an issuer or other obligor with respect to the Debt Financing or require any Acquired Company to be an issuer or other obligor with respect to the Debt Financing prior to the Closing, provided, however, that the Financing Sources may reasonably request, consistent with best lending practices for similar debt transactions, that the Definitive Debt Financing Agreement be executed by the Acquired Companies prior to Closing, but with effectiveness conditioned upon Closing.

(e)           The Buyer shall promptly reimburse the Acquired Companies and their respective Affiliates, upon request by the Seller, for all reasonable and documented out-of-pocket fees, costs and expenses (including reasonable attorneys’ fees) incurred by any of them or their respective Representatives in connection with cooperation provided pursuant to this Section 6.17, and the Buyer shall indemnify, defend and hold harmless the Seller, the Acquired Companies, their Affiliates and their respective Representatives from and against any and all losses, damages, claims, costs or expenses (including attorneys’ fees, interest and costs of collection) suffered or incurred in connection with the Financing, including any cooperation or assistance provided hereunder and any information used in connection therewith.

(f)           The Parties acknowledge and agree that the provisions of this Section 6.17 set forth the sole obligations of the Seller, the Acquired Companies and any of their Representatives with respect to cooperation in connection with any financing (including the Financing) to be obtained by the Buyer or any of its Affiliates for the transactions contemplated by this Agreement. The Seller, the Acquired Companies and their Affiliates shall be deemed to have complied with this Section for all purposes of this Agreement unless the Debt Financing has not been obtained and the Acquired Companies’ Willful Breach of this Section proximately caused the Debt Financing not to be obtained.

(g)           Except for the occurrence of the Buyer Fundraising Milestone, the Buyer acknowledges and agrees that in no event shall the receipt or availability of any funds or any financing by the Buyer or any of its Affiliates (including the Financing) be a condition to any of the Buyer’s obligations hereunder and nothing in this Section 6.17(g) limits or qualifies the Buyer’s obligations under Section 6.16.

Section 6.18           Buyer Fundraising Milestone.

(a)           The Buyer will use commercially reasonable efforts (as determined by Buyer in its reasonable discretion) (which shall not, for the avoidance of doubt, require Buyer to take any actions outside of its or its Affiliates’ past practice with regard to fundraising) to pursue the occurrence of the Buyer Fundraising Milestone prior to the date that is thirty (30) days prior to the Termination Date.

(b)           Within three (3) Business Days following receipt of a written request from Seller, the Buyer shall deliver to the Seller a certificate of a duly authorized officer (solely in such Persons’ capacity as such) of the Buyer certifying whether or not the Buyer Fundraising Milestone has occurred; provided, however, that nothing herein shall obligate Buyer, or any of the Buyer’s Affiliates to disclose to the Seller the actual amounts of capital committed to or raised by the Guarantor or any member of the Buyer Group (or any of their respective successors or related vehicles) or the identity of any Persons that have committed capital to Guarantor or any member of the Buyer Group.

(c)           As promptly as reasonably practicable, but in any event no later than one (1) Business Day after the occurrence of the Buyer Fundraising Milestone, the Buyer shall deliver to the Seller a certificate of a duly authorized officer (solely in such Persons’ capacity as such) of the Buyer certifying (i) that the Buyer Fundraising Milestone has occurred, and (ii) whether any Person holds, directly or indirectly, more than fifty percent (50%) of the equity interests in Guarantor.

(d)           The Parties acknowledge and agree that the provisions of this Section 6.18 set forth the sole obligations of the Buyer, its Affiliates and any of their Representatives with respect to the Buyer Fundraising Milestone.

Section 6.19           Liquidations of Dutch/BVI Entities.

(a)           As promptly as reasonably practicable following the execution of this Agreement, the Seller shall take all reasonable actions necessary, and use commercially reasonable efforts to cause the Dutch/BVI Entities to be formally liquidated in their respective jurisdictions, including preparing and filing all required notices, resolutions, declarations of solvency or related statements, and any other documents, and appointing and instructing liquidators, as applicable.

(b)           The Seller shall keep the Buyer reasonably informed of the status and progress of such liquidation and shall provide periodic written updates, upon the Buyer’s reasonable request, until such liquidations are completed.

(c)           The Parties acknowledge and agree that completion of the liquidations of the Dutch/BVI Entities shall not be a condition to the Closing. If the liquidation of any Dutch/BVI Entity has not been completed as of the Closing, following the Closing, (i) the Buyer shall be entitled (but not obligated) to cause such liquidation to be completed and (ii) the Seller shall, and shall cause its Affiliates to, reasonably cooperate with and assist Buyer, at the Buyer’s reasonable request, in connection with completing the liquidation of the Dutch/BVI Entities, including by executing and delivering such further information, documents and instruments and taking such further actions as may be reasonably necessary, in each case without cost to the Seller.

(d)           For avoidance of doubt, the Seller’s obligations under this Section shall survive the Closing and remain in effect until the liquidation of the Dutch/BVI Entities has been completed in accordance with applicable Law; provided, however, that if at any time the Buyer determines, in its sole discretion, not to pursue the liquidation of the Dutch/BVI Entities, the Seller’s obligation under this Section 6.19 shall automatically terminate as of the date the Buyer notifies the Seller of such determination.

(e)           To the extent (A) any of Centennial Towers of Brasil B.V. or Centennial Towers of Colombia, Ltd., is not formally liquidated pursuant to Section 6.19, and (B) the Seller is the direct record and beneficial owner of the outstanding equity interests of such Dutch/BVI Entities immediately prior to the Closing (and as such, such equity interests become Shares), then the Parties shall cooperate in good faith to effect the transfer of such Shares, including by delivering any transfer document reasonably necessary to consummate such transfer under applicable Law.

Section 6.20          Wrong Pockets. Subject to the terms of this Agreement, in the event that, at any time or from time to time for a period of twelve (12) months after the Closing, if either Party or any of its Affiliates (such Person, the “Relevant Person”):

(a)           Identifies that it is holding any asset (including any Contract), right or Liability that is (or not) exclusively related to the Business, and that, after giving effect to the transactions herein, should be held and owned solely by the other Party (or its Affiliate) (the “Relevant Transferee”), then the Seller or the Buyer, as applicable, shall cause the Relevant Person to transfer such asset, right or Liability to the Relevant Transferee at the expense of the Relevant Person (together with any benefit or sum, net of any Taxes incurred by such other Party in respect of such assets and other out-of-pocket expenses, accruing to such Relevant Party as a result of holding such asset or Liability) and shall take all such other actions as may reasonably be requested by the Relevant Transferee to give effect to such transfer, and the Seller or the Buyer, as applicable, shall cause the Relevant Transferee at the expense of the Relevant Transferee to assume and agree to discharge any such Liability.

(b)           If (i) the Seller or any of its Affiliates (other than the Acquired Companies) receives any notices, checks, monies, receivables or other amounts that are properly due, deliverable or owing to the Acquired Companies or attributable to the Business by customers, suppliers or other contracting parties of or with the Acquired Companies, then the Seller shall promptly (but in no event later than ten (10) days after receipt thereof) remit, pay or deliver, or shall cause to be remitted, paid or delivered, to the Buyer (or its designated Affiliate(s)) any such notices, checks, monies, receivables or other amounts, and (ii) the Buyer, the Acquired Companies or any of their respective Affiliates receives any notices, checks, monies, receivables or other amounts that are properly due, deliverable or owing to the Seller, its Affiliates or otherwise not relating to the Business, then the Buyer shall promptly (but in no event later than ten (10) days after receipt thereof) remit, pay or deliver, or shall cause to be remitted, paid or delivered, to such Person (or its designated Affiliate(s)) any such notices, checks, monies, receivables or other amounts.

Article VII
tax MATTERS

Section 7.1            Tax Cooperation and Exchange of Information. Following the Closing, the Seller and the Buyer shall provide each other with such cooperation and information as any of them reasonably may request of the other (and the Buyer shall cause the Acquired Companies to provide such cooperation and information) in filing any Tax Return, amended Tax Return or claim for refund, determining a Tax liability or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by Taxing Authorities. The Seller and the Buyer shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 7.1.

Section 7.2            Tax Covenants. Except with the prior written consent of the Seller (such consent not to be unreasonably withheld, conditioned or delayed (provided that it shall be reasonable for the Seller to withhold consent for any action that would result in adverse tax consequences to the Seller or their Affiliates, as determined in the Seller’s reasonable and good faith discretion)) or to the extent expressly contemplated by this Agreement or required by applicable Law, neither the Buyer nor any Acquired Company shall (i) grant an extension of any applicable statute of limitations with respect to a Tax Return of any Acquired Company for a Pre-Locked Box Tax Period; (ii) settle any Tax audit or administrative or judicial proceeding relating to the Taxes of any Acquired Company for a Pre-Locked Box Tax Period or (iii) enter into any voluntary disclosure Tax program, agreement or arrangement with any Taxing Authority relating to the Taxes of the Acquired Companies, in each case of the foregoing clauses (i) through (iii), if the applicable action would be reasonably expected to result in an increase to the amount of Taxes payable by the Seller or any of its Affiliates.

Article VIII
INDEMNIFICATION

Section 8.1            Survival of Representations, Warranties and Covenants.

(a)           The respective representations and warranties of the Seller, the Acquired Companies and the Buyer contained in this Agreement (whether or not contained in Article III, Article IV or Article V) (other than the Seller Fundamental Representations and the Buyer Fundamental Representations) and any certificate delivered pursuant hereto shall terminate at, and not survive, the Closing, such that no claim for breach of any such representation and warranty, detrimental reliance or other right or remedy (whether in contract, in tort or at law or in equity) may be brought with respect to such representations and warranties after the Closing. Each of the Parties hereto, absent Fraud, hereby irrevocably releases and discharges the other Parties and their respective Representatives and Affiliates from any and all claims, demands, actions, cause of actions, obligations, costs, damages and liabilities of any nature or kind whatsoever which such Party has or may have in respect of such non-surviving representations and warranties, whether at law, in equity, by statute or otherwise. The Seller Fundamental Representations and the Buyer Fundamental Representations shall survive until the date that is twelve (12) months following the expiration of the applicable statute of limitations applicable to the relevant representations as set forth pursuant to Brazilian Law or Colombian Law, as applicable, depending on the jurisdiction of the relevant Acquired Company.

(b)           The covenants and agreements of any Party set forth in this Agreement (including those contained in Article VI) and any certificate delivered pursuant hereto, which by their terms are to be performed, or which prohibit actions, prior to the Closing, shall not survive the Closing, except for a period of twelve (12) months following the Closing Date during which only claims for Willful Breach of any such covenant or agreement shall be permitted; provided, that nothing in this Section 8.1(b) shall limit or affect the Buyer’s or the Guarantor’s liability for the failure to pay the Purchase Price (in whole or in part) or pay any other amounts (in whole or in part) as and when required by this Agreement. Notwithstanding the foregoing, each covenant and agreement set forth in this Agreement which by their terms are to be performed, in whole or in part, or which prohibit actions, at or subsequent to the Closing, shall survive the Closing and shall continue in full force and effect until the last date on which such covenant or agreement is to be performed or, if no such date is specified, for a period of two (2) years following the Closing Date. Each of the Parties hereto hereby irrevocably releases and discharges the other Parties and their respective Representatives and Affiliates from any and all claims, demands, actions, cause of actions, obligations, costs, damages and liabilities of any nature or kind whatsoever which such Party has or may have in respect of such non-surviving covenants, agreements and obligations, whether at law, in equity, by statute or otherwise.

(c)           Notwithstanding the foregoing, indemnification obligations (and associated survival period) with respect to any Loss with respect to which notice has been given under this Agreement prior to the end of its survival period shall survive until final resolution of the claimed indemnification in question.

(d)           Except as otherwise expressly set forth in this Agreement, the Seller shall not have any other obligations to indemnify the Buyer Indemnified Parties, including on the basis of torts or non-contractual liability.

(e)           Notwithstanding anything in this Agreement to the contrary, nothing shall limit a Party’s liability for Fraud.

Section 8.2             Indemnification by the Seller. Subject to the limitations set forth in this Agreement, the Seller shall indemnify, reimburse, defend and hold harmless the Buyer and its Affiliates (collectively, the “Buyer’s Indemnified Parties”), from and against any and all Losses incurred by any Buyer’s Indemnified Party resulting from any breach of any Seller Fundamental Representation.

Section 8.3             Indemnification by the Buyer. The Buyer shall indemnify, reimburse, defend and hold harmless the Seller and any of its Affiliates (collectively, the “Seller’s Indemnified Parties” and, jointly with the Buyer’s Indemnified Parties, the “Indemnified Parties”), from any and all Losses incurred by any Seller’s Indemnified Party resulting from any breach of any Buyer Fundamental Representation.

Section 8.4             Limitations on Obligation to Indemnify. The indemnification obligations of the Buyer and the Seller under this Agreement are subject to the conditions and limitations set forth in this Section 8.4:

(a)           Before making any claims hereunder, each Indemnified Party shall use reasonable best efforts to recover under insurance policies (including, in the case of the Buyer Indemnified Parties, the RWI Policy, if one is obtained) for any Losses to the same extent such Person would if such Losses were not subject to indemnification, compensation or reimbursement hereunder. The amount of any Losses that are subject to indemnification, compensation or reimbursement under Section 8.3 shall be reduced by the amount of any insurance proceeds in respect of such Losses or any of the events, conditions, facts or circumstances resulting in or relating to such Losses, net of any collection costs, deductibles and any other Taxes or Losses incurred in connection with the collection of such payments (“Third Party Payments”) actually received.

(b)           Notwithstanding anything to the contrary contained in this Agreement, (i) in no event shall any Party be required to indemnify, defend, hold harmless, compensate or reimburse any Indemnified Party for Losses under this Section 8.4(b) to the extent such Losses were taken into account in the determination of the Purchase Price and (ii) any Losses subject to indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such Losses.

Section 8.5        Obligation to mitigate the risk of loss. The Parties shall use commercially reasonable efforts to mitigate, in good faith and to the extent practicable any Loss subject to indemnification pursuant to this Article VIII promptly upon becoming aware of any event or circumstance that would reasonably be expected to constitute or give rise to such Loss.

Section 8.6             Indemnification Procedure.

(a)           If any Third Party institutes or asserts any Action that may constitute a Loss for which any Party may be liable to indemnify hereunder (such Party, an “Indemnifying Party”, and such claim, “Third-Party Claim”), then the Indemnified Party shall notify the respective Party of such Third-Party Claim (“Notice of Third-Party Claim”) as promptly as reasonably practicable, which notice shall include a description in reasonable detail of (i) the basis for, and nature of, such Action, including the facts constituting the basis for such Action and (ii) the estimated amount of the Losses that have been or may be sustained by the Indemnified Party in connection with such Action. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except to the extent that the Indemnifying Party is actually prejudiced by such failure.

(b)           The Indemnifying Party shall respond to the Indemnified Party, within fifteen (15) Business Days from the receipt of the Notice of Third-Party Claim, informing its decision to: (i) pay in full the amount involved in the Third-Party Claim; or (ii) assume the conduct of the defense, provided that counsel for the Indemnifying Party who shall conduct the defense of such Third-Party Claim shall be reasonably satisfactory to the Indemnified Party. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third-Party Claim for equitable or injunctive relief or any claim that would impose criminal liability, and the Indemnified Party shall have the right to defend, at the expense of the Indemnifying Party, any such Third-Party Claim. If the Indemnifying Party does not expressly elect to assume the defense of such Third-Party Claim within the time period, the Indemnified Party shall have the sole right to assume the defense of Third-Party Claim. The Indemnifying Party shall be liable for the reasonable and documented out of pocket fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has failed to assume the defense thereof.

(c)           In the event that the defense of the Third-Party Claim is conducted by the Indemnified Party, the Indemnified Party shall be responsible for making all arrangements for the defense of the Third-Party Claims, including, the reasonable and documented out of pocket costs and expenses of litigation, and the Indemnifying Party shall indemnify the Indemnified Party for any Losses incurred as a result of the defense of the Third-Party Claim. In such event, the Indemnifying Party shall have the right, through its appointed counsel and at its own expense, to participate as an assistant to the defense of the Third-Party Claim, including by assisting in the strategy of the defense, and in any event to receive all information for the follow-up of such defense, including interviews with the counsel of the respective Indemnified Party appointed to defend the Third-Party Claim, copies of the defense and any and all subsequent claims and petitions, attorneys’ opinions and reports, and all other material documentation related to the corresponding Third-Party Claim.

(d)           In the event that the Third-Party Claim defense is conducted by the Indemnifying Party, (i) the Indemnifying Party will keep the Indemnified Party informed of the applicable Third-Party Claim upon delivery of a reasonable written request to the Indemnifying Party; and (ii) the Indemnified Party shall have the right to participate, at its own expense and with its own counsel, as an assistant to the defense of the Third-Party Claim. The Indemnifying Party shall periodically consult in good faith with the Indemnified Party on matters relating to the defense of such Third-Party Claim, and upon delivery of a reasonable written request, which shall not be unreasonably conditioned, withheld or delayed, the Indemnifying Party shall provide the Indemnified Party with copies of all claims and correspondence thereto in connection with such Third-Party Claim. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third-Party Claim if such settlement, compromise or judgment (A) requires any Indemnified Party or any of its Affiliates or Representatives to (1) admit any wrongdoing or liability, acknowledge any rights of any Person or otherwise contain any finding, conclusion or admission of wrongdoing or liability or acknowledgment of any rights of any other Person, (2) take or refrain from taking any action or (3) waive or otherwise relinquish any rights that any Indemnified Party or any of its Affiliates or Representatives may have against the plaintiffs in such Third-Party Claim, (B) does not include an unconditional (or conditioned upon payment) written final and full release by the claimant or plaintiff of the Indemnified Party from all liability and obligations in respect of such Third-Party Claim or (C) imposes on any Indemnified Party or any of its Affiliates or Representatives any liability or continuing obligations (including any equitable remedies) other than solely the payment of money damages for which the Indemnified Party will be indemnified hereunder.

(e)           The Indemnified Party and the Indemnifying Party shall reasonably cooperate with each other in connection with the defense of any Third-Party Claim, including by retaining and providing to the party controlling such defense records and information that are reasonably relevant to such Third-Party Claim and making available employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder. The Indemnified Party or Indemnifying Party, as the case may be, that is controlling such defense shall keep the other party reasonably advised of the status of such proceeding and the defense thereof.

Section 8.7             Direct Claims.

(a)           Any claim by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (“Direct Claim”), shall be asserted by the Indemnified Party giving the Indemnifying Party a written notice thereof (“Direct Claim Notice”) as promptly as reasonably practicable which notice shall include a description in reasonable detail of (i) the basis for, and nature of, such Direct Claim, including the facts constituting the basis for such Direct Claim as well as a copy of any documents related to the Direct Claim and (ii) the estimated amount of the Losses that have been or may be sustained by the Indemnified Party in connection with such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except to the extent that the Indemnifying Party is actually prejudiced by such failure.

(b)           The Indemnifying Party shall have thirty (30) days after receipt of such notice to respond in writing to such Direct Claim. If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party shall be deemed to have rejected such Direct Claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(c)           If the Indemnifying Party expressly agrees: (i) to be responsible for payment of the Loss in question; and (ii) to the amount presented in the Direct Claim Notice, the Indemnifying Party shall pay the Indemnified Party the indemnity claimed in the manner provided for in Section 8.8.

(d)           If the Indemnifying Party states that it is not responsible for the Direct Claim or does not agree with the amount of the Loss presented in the Direct Claim Notice, the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

Section 8.8             Payment of Indemnities. Any amount due in accordance with this Article VIII, in relation to any Loss actually suffered or incurred under the terms above, shall be paid by the Indemnifying Party to the Indemnified Party observing the procedure described below:

(a)           with respect to a Third-Party Claim, within ten (10) Business Days from the date on which (i) the Indemnifying Party agrees to pay in full the amount involved in the Third-Party Claim; or (ii) a court judgment or decision becomes final and unappealable, or from the date on which a settlement is approved by the competent court or an out-of-court settlement is entered into in writing between the Parties, in accordance with this Agreement; and

(b)           with respect to a Direct Claim, within ten (10) Business Days from the date on which (i) a Direct Claim Notice is not contested within the thirty (30) day period after reception thereof, (ii) the Indemnifying Party expressly agrees to be responsible for the indemnity sought and with all or part (in this case, with respect to the undisputed portion) of the amount informed in the Direct Claim Notice; or (iii) a settlement has been entered into in writing between the Parties or a final non-appealable order, judgment or decision have been entered.

Section 8.9             Materiality Scrape. For all purposes of this Article VIII, in determining (i) the amount of any Losses suffered by an Indemnified Party related to any inaccuracy in or breach of an representation or warranty and (ii) whether there is any inaccuracy or breach of a representation or warranty, all qualifications or exceptions in such representation or warranty relating to or referring to “material” or “Material Adverse Effect” or any similar term or phrase shall be disregarded.

Section 8.10           Tax Treatment of Indemnification Payments. All indemnification payments made under this Article VIII shall be deemed adjustments to the Purchase Price for Tax purposes, unless otherwise required by the Applicable Law. All amounts payable by the Indemnifying Party to the Indemnified Party under this Agreement shall be made in full, free and clear of any Taxes. If any deduction or withholding for Taxes is required by applicable Laws, the Indemnifying Party shall increase the amount payable so that the Indemnified Party receives the amount it would have received absent such deduction, and the Indemnifying Party shall bear and timely remit such Taxes (including any related penalties and interest) to the applicable Tax Authority in accordance with Applicable Law and, upon request, shall provide the Indemnified Party with reasonable evidence of such remittance. Any amounts so deducted or withheld and remitted shall be treated for all purposes of this Agreement as having been paid to the Indemnified Party.

Article IX
CONDITIONS TO CLOSING

Section 9.1             General Conditions. The respective obligations of the Buyer and the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by any party in its sole discretion (provided, that such waiver shall only be effective as to the obligations of such party):

(a)           No Governmental Authority, shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent), that is then in effect and that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement.

(b)           All Required Approvals shall have been obtained.

Section 9.2             Conditions to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Seller in its sole discretion:

(a)           The Buyer Fundamental Representations shall be true and correct in all material respects both as of the date hereof and as of the Closing Date. The other representations and warranties of the Buyer contained in Article V shall be true and correct both as of the date hereof and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

(b)           The Buyer shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to or at the Closing.

(c)           The Seller shall have received a certificate dated as of the Closing Date and executed by an executive officer of the Buyer certifying that the conditions set forth in Section 9.2(a) and Section 9.2(b) have been satisfied.

(d)           The items to be delivered by the Buyer pursuant to Section 2.4(b) shall have been delivered (or tendered subject only to Closing) to the Seller.

Section 9.3             Conditions to Obligations of the Buyer. The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Buyer in its sole discretion:

(a)           The Seller Fundamental Representations (other than the representations and warranties set forth in Section 3.6, Section 3.7, Section 4.3, Section 4.4, Section 4.8(b), Section 4.8(c), Section 4.8(d), Section 4.8(e), and Section 4.9) shall be true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) in all respects both as of the date hereof and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, as of such specified date. The Seller Fundamental Representations set forth in Section 3.6, Section 3.7, Section 4.3, Section 4.4, Section 4.8(b), Section 4.8(c), Section 4.8(d), Section 4.8(e) and Section 4.9 shall be true and correct (except with regards to Section 4.8(e), without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) as of the date hereof and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, as of such specified date, in each case, except for de minimis inaccuracies. The other representations and warranties of the Seller contained in Article III and Article IV, respectively, shall be true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein), as of the date hereof and as of the Closing Date, except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to result in, (i) Losses exceeding 12.5% (twelve point five percent) of the Purchase Price, or (ii) a recurring reduction of more than 12.5% (twelve point five percent) in annual consolidated EBITDA of the Acquired Companies, taken as a whole, as compared to the consolidated EBITDA of the Acquired Companies, taken as a whole, as reflected in the management accounts of the Acquired Companies as of December 31, 2025 in the amount R$578,930,000.

(b)           The Seller shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to or at the Closing.

(c)           The Buyer shall have received a certificate dated as of the Closing Date and executed by an executive officer of the Seller certifying that the conditions set forth in Section 9.3(a) and Section 9.3(b) have been satisfied.

(d)           Substantially all of the existing individual Site leases shall remain in effect as of the Closing Date, it being agreed that such individual Site leases, in the aggregate, shall account for not less than 87.5% (eight seven point five per cent) of the consolidated revenues of the Acquired Companies for the most recently completed twelve (12) months prior to the Closing Date, as determined in accordance with the Accounting Principles.

(e)           The Buyer Fundraising Milestone shall have occurred.

(f)           The items to be delivered by the Seller pursuant to Section 2.4(a) shall have been delivered (or tendered subject only to Closing) to the Buyer.

(g)           No Effect shall have occurred, and no circumstance shall exist, that would reasonably be expected to result in a Material Adverse Effect.

Section 9.4             Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such Party’s breach of this Agreement.

Article X
TERMINATION

Section 10.1          Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a)           by the mutual written consent of the Buyer and the Seller;

(b)           by either the Seller or the Buyer, if a Governmental Authority of competent jurisdiction and residing in a jurisdiction in which the Acquired Companies do business has issued a Law or Order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Law or Order has become final and non-appealable;

(c)           by either the Seller or the Buyer if the Closing shall not have occurred prior to 11:59 p.m. Eastern time on the date falling six (6) months after the date hereof (the “Termination Date”), unless extended in writing by the Parties; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to any Party that is in material breach of any of its covenants, obligations or agreements set forth in this Agreement; provided, further, that in the event the sole cause of the Closing not occurring prior to 11:59 p.m. Eastern time on the Termination Date is the failure to receive any Required Approval, the Termination Date shall be automatically extended for 6 (six) additional months.

(d)           by the Seller, if the Seller is not in material breach of its obligations under this Agreement and the Buyer breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 9.2, (B) cannot be or has not been cured within thirty (30) days following delivery of written notice of such breach or failure to perform or is incapable of being cured by the Buyer by the Termination Date and (C) has not been waived by the Seller;

(e)           by the Buyer, if the Buyer is not in material breach of its obligations under this Agreement and the Seller breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 9.3, (B) cannot be or has not been cured within thirty (30) days following delivery of written notice of such breach or failure to perform or is incapable of being cured by the Seller by the Termination Date and (C) has not been waived by the Buyer; or

(f)           by the Seller if (i) all of the conditions set forth in Section 9.1 and Section 9.3 have been satisfied or waived (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date, provided such conditions are satisfied or capable of then being satisfied), (ii) the Seller has sent written notice to the Buyer confirming that the Seller stands ready, willing and able to consummate the Closing and (iii) the Buyer fails to consummate the transactions contemplated by this Agreement by the date that is the later of (A) the first date on which the Closing was required to occur pursuant to Section 2.3 and (B) the second Business Day following the Buyer’s receipt of such notice; provided that any termination of this Agreement pursuant to Section 10.1(b) or Section 10.1(c) shall be deemed a termination pursuant to this Section 10.1(f) if prior to the time of such termination the conditions set forth in this Section 10.1(f) have been satisfied.

The Party seeking to terminate this Agreement pursuant to this Section 10.1 (other than Section 10.1(a)) shall give prompt written notice of such termination to the other Parties.

Section 10.2           Effect of Termination; Damages Caps.

(a)           In the event of termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors or shareholders except (a) for the provisions of Section 6.5 relating to confidentiality, Section 6.7 relating to public announcements, Section 6.17, this Section 10.2 and Article XI, and (b) that, subject to Section 10.2(b), nothing herein shall relieve any Party from liability for any Fraud or Willful Breach of this Agreement.

(b)           Notwithstanding anything in this Agreement to the contrary, whether in the event of a termination or otherwise, (i) (A) under no circumstances will the collective monetary damages payable by the Buyer or any of its Affiliates or their respective Related Parties (including the Guarantor, pursuant to the Guarantee) for breaches under this Agreement or otherwise (including under Article VIII) in connection with the transactions contemplated hereby exceed an amount equal to $50,000,000 in the aggregate (the “Buyer Damages Cap”) for all such breaches or otherwise and in no event shall the Seller, Seller Parent or any of their respective Related Parties seek to recover any money damages in excess of the Buyer Damages Cap and (B) upon receipt by the Seller (or its designee) of the payment in full of any monetary damages up to the Buyer Damages Cap, the Seller, Seller Parent and their respective Related Parties shall have no further rights or remedies whatsoever against any of the Buyer, Guarantor or their respective Related Parties, including any claims for monetary damages of any kind or nature whatsoever, whether or not arising as a result of or in connection with any Willful Breach and whether in contract, tort, at law or in equity, or based on any other legal theory or argument and (ii) (A) under no circumstances will the collective monetary damages payable by the Seller, Seller Parent or any of its Affiliates or their respective Related Parties for breaches under this Agreement or otherwise (including under Article VIII) in connection with the transactions contemplated hereby exceed an amount equal to the Final Purchase Price (the “Seller Damages Cap”) for all such breaches or otherwise and in no event shall the Buyer, its Affiliates or any of their respective Related Parties seek to recover any money damages in excess of the Seller Damages Cap and (B) upon receipt by the Buyer (or its designee) of the payment in full of any monetary damages up to the Seller Damages Cap, the Seller, Seller Parent and their respective Related Parties shall have no further rights or remedies whatsoever against any of the Seller, Seller Parent or their respective Related Parties, including any claims for monetary damages of any kind or nature whatsoever, whether or not arising as a result of or in connection with any Willful Breach and whether in contract, tort, at law or in equity, or based on any other legal theory or argument.

(c)           The Parties acknowledge and agree that (i) the Parties have expressly negotiated the provisions of this Section 10.2; and (ii) the agreements contained in this Section 10.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the Parties hereto would not enter into this Agreement.

Section 10.3           Extension; Waiver. At any time prior to the Closing, either Party may (a) extend the time for performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other Party contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver.

Article XI
GENERAL PROVISIONS

Section 11.1           Fees and Expenses. Except as otherwise expressly provided herein, each of the Parties shall be responsible for its own costs and expenses relating to the negotiation, conclusion and formalization of this Agreement, including attorneys’ and financial advisors’ fees, incurred by the Parties. In the event of termination of this Agreement, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by the other.

Section 11.2           Amendment and Modification. Subject to applicable Law, this Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each Party. Notwithstanding anything to the contrary set forth in this section, any waiver or extension of this Section 11.2, Section 11.8, Section 11.9, Section 11.11 and Section 11.22 shall require the prior written consent of the Financing Sources, but only to the extent such waiver or extension adversely affects the interests of the Financing Sources.

Section 11.3           Waiver; Extension. At any time prior to the Closing, the Seller, on the one hand and on behalf of itself and the Acquired Companies, and the Buyer, on the other hand, may (a) extend the time for performance of any of the obligations or other acts of the other Party contained herein, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document, certificate or writing delivered by such party pursuant hereto, or (c) waive compliance by the other Party with any of the covenants, agreements or conditions contained herein. Any agreement on the part of any Party to any such extension or waiver shall be valid only if set forth in a written agreement signed on behalf of such Party. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Any agreement on the part of any Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party. Notwithstanding anything to the contrary set forth in this section, any waiver or extension of this Section 11.2, Section 11.8, Section 11.9, Section 11.11 and Section 11.22 shall require the prior written consent of the Financing Sources, but only to the extent such waiver or extension adversely affects the interests of the Financing Sources.

Section 11.4           Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)            if to the Seller or prior to the Closing, the Acquired Companies, to:

IHS Towers (Group Legal Team),

1 Cathedral Piazza,

123 Victoria Street

London SW1E 5BP

Attention: Group Legal Team

E-mail:

with a copy (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP

599 Lexington Avenue

New York, New York 10022

Attention: Simon Clark and Romain Dambre

E-mail:

with a copy (which shall not constitute notice) to:

Mello e Torres Sociedade de Advogados

Avenida Brigadeiro Faria Lima, 3355, 16th floor

São Paulo, SP, Brazil, CEP 04538-133

Attention: Alexandre Simões Pinto and Vinicius Alvarez

E-mail:

(ii)           if to the Acquired Companies after the Closing, to:

Rua Funchal, No. 418, Conj. 3301, Level 33,

Vila Olímpia, São Paulo, SP, Brazil, 04551-060

Attention: Fernando Lohmann and Thomas Skinner

E-mail:

and

Macquarie Asset Management Legal

Attention: John H. Kim

E-mail:

with a copy (which shall not constitute notice) to:

Machado Meyer Sendacz e Opice Advogados

Av. Brig. Faria Lima, 3200, 5th floor

Itaim Bibi, São Paulo, SP, Brazil, 01451-000

Attention: Mauro Bardawil Penteado / Antonio Kubli Vieira

E-mail:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

Attention: Tomer Pinkusiewicz and Jamal V. Lama

E-mail:

(iii)           if to the Buyer, to:

Rua Funchal, No. 418, Conj. 3301, Level 33,

Vila Olímpia, São Paulo, SP, Brazil, 04551-060

Attention: Fernando Lohmann and Thomas Skinner

E-mail:

and

Macquarie Asset Management Legal

Attention: John H. Kim

E-mail:

with a copy (which shall not constitute notice) to:

Machado Meyer Sendacz e Opice Advogados

Av. Brig. Faria Lima, 3200, 5th floor

Itaim Bibi, São Paulo, SP, Brazil, 01451-000

Attention: Mauro Bardawil Penteado / Antonio Kubli Vieira

E-mail:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

Attention: Tomer Pinkusiewicz and Jamal V. Lama

E-mail:

Section 11.5           Interpretation. The title of and the section and paragraph headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of any of the terms or provisions of this Agreement. The term “this Agreement” means this Stock Purchase Agreement together with all Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. References in this Agreement to any Law shall be deemed also to refer to such Law, as amended, and all rules and regulations promulgated thereunder. The word “or” shall not be deemed exclusive or given its exclusive meaning. The use in this Agreement of the term “threatened” or any variation thereof means “threatened in writing.” The words “herein,” “hereof,” “hereunder” and other words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits hereto, and not to any particular section, subsection, paragraph, subparagraph or clause contained in this Agreement. The word “will” shall be construed to have the same meaning and effect as the word “shall.” The use herein of the masculine, feminine or neuter forms shall also denote the other forms, as in each case the context may require or permit. Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. Unless otherwise specified herein, all references to the Acquired Companies shall be deemed to refer to the Acquired Companies in the aggregate and not to any single entity alone. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end. References in this Agreement and all Schedules and Exhibits hereto to any Contract (including this Agreement) mean such Contract as amended, restated, supplemented or modified from time to time in accordance with the terms thereof.

Section 11.6           Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the Parties with respect to the subject matter hereof and thereof. This Agreement shall not be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any Party with respect to the transactions contemplated hereby or thereby other than those expressly set forth herein or therein or in any document required to be delivered hereunder or thereunder and none shall be deemed to exist or be inferred with respect to the subject matter hereof. Notwithstanding any oral agreement or course of conduct of the Parties or their Representatives to the contrary, no Party shall be under any legal obligation to enter into or complete the transactions contemplated hereby unless and until this Agreement shall have been executed and delivered by each of the Parties.

Section 11.7           Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except with respect to the provisions of Section 6.8, Article VIII and Section 11.18, which shall inure to the benefit of the Persons benefiting therefrom who are intended to be third-party beneficiaries thereof; provided that the rights of the Financing Sources set forth in this Section 11.7, and Section 11.2, Section 11.3, Section 11.8, Section 11.9 and Section 11.22 shall be enforceable by the Financing Sources.

Section 11.8           Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed and to be performed wholly within such State, and without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 11.9           Submission to Jurisdiction.

(a)           Each Party irrevocably agrees that any Action arising out of or relating to this Agreement or any of the transactions contemplated hereby shall be brought and determined in the Court of Chancery of the State of Delaware in and for New Castle County, Delaware (provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware in and for New Castle County, Delaware, then any such Action may be brought in any federal court located in the State of Delaware or any other Delaware state court) (and each such Party shall not bring any Action arising out of or relating to this Agreement or any of the transactions contemplated hereby in any court other than the aforesaid courts), and each Party hereby irrevocably submits with regard to any such Action for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each Party hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such Action: (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process; (ii) that it or its property is exempt or immune from jurisdiction of such courts or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (iii) that (A) such Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper and (C) this Agreement, the transactions contemplated hereby or the subject matter hereof or thereof, may not be enforced in or by such courts. Notwithstanding the foregoing, each of the Parties hereby agrees that (1) it will not bring or support any Action (whether at law, in equity, in contract, in tort or otherwise) involving any Financing Source in any way relating to this Agreement, or any action or proceeding (whether at law, in equity, in contract, in tort or otherwise) arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the courts of the State of New York located in the Borough of Manhattan or federal courts of the United States of America located in the Southern District of New York (a “Debt Financing Legal Proceeding”) and (2) notwithstanding anything to the contrary in this Section 11.9, except as expressly set forth in the Debt Commitment Letters, all Debt Financing Legal Proceedings shall be governed by the Laws of the State of New York.

(b)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING IN RESPECT OF THE DEBT FINANCING. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF ANY SUCH ACTION; (II) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 11.9(b).

Section 11.10        Disclosure Generally. The Disclosure Schedules shall be subject to the following terms and conditions: (a) any item disclosed on any particular Schedule or in any particular part or section of the Disclosure Schedules shall be deemed to be disclosed in all applicable parts or sections of the Disclosure Schedules to the extent the applicability of such disclosure is reasonably apparent on its face; (b)  no disclosure of any matter contained in the Disclosure Schedules shall create an implication that such matter meets any standard of materiality (matters reflected in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedules, and such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature, nor shall the inclusion of any item be construed as implying that any such item is “material” for any purpose); (c) any disclosures contained in the Disclosure Schedules which refer to a document are qualified in their entirety by reference to the text of such document; and (d) headings and introductory language have been inserted in the Disclosure Schedules for convenience of reference only and shall to no extent have the effect of amending or changing the express description of the sections as set forth in this Agreement.

Section 11.11        Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any Party without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void. Notwithstanding anything to the contrary, the Buyer shall have the right to assign or delegate, in whole or in part, its rights, obligations and contractual position under this Agreement to any of its Affiliates, provided that such assignment is duly notified to the Seller and no assignment shall limit the assignor’s obligations hereunder. Seller may not assign any of their rights under this Agreement, including the right to receive the Purchase Price, to one or more Affiliates of the Seller without the prior written consent of the Buyer. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 11.12         Specific Performance.

(a)           Subject to Section 11.12(b), the Parties agree that if any of the provisions of this Agreement were not to be performed as required by their specific terms or were to be otherwise breached, irreparable damage (for which monetary relief, even if available, would not be an adequate remedy) will occur to the other Parties, no adequate remedy at law would exist and damages would be difficult to determine. It is accordingly agreed that, subject to Section 11.12(b), the Buyer, on the one hand, and the Seller, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches of this Agreement by the other (as applicable) and to enforce specifically the terms and provisions of this Agreement. Subject to Section 11.12(b), no Party shall oppose, argue, contend or otherwise be permitted to raise as a defense that an adequate remedy at law exists or that specific performance or equitable or injunctive relief is unenforceable, invalid, contrary to law or inequitable for any reason with respect to any breach of this Agreement. Each of the Parties hereby waives: (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate; and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. The Parties further agree that: (A) by seeking the remedies provided for in this Section 11.12, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 11.12 are not available or otherwise are not granted; and (B) nothing in this Section 11.12 shall require any Party to institute any Action for (or limit any Party’s right to institute any Action for) specific performance under this Section 11.12 prior or as a condition to exercising any termination right under Article X (or pursuing damages prior to or after such termination), nor shall the commencement of any Action pursuant to this Section 11.12 or anything set forth in this Section 11.12 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article X or to pursue any other remedies under this Agreement that may be available then or thereafter. If any Party brings any Action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Termination Date shall automatically be extended by: (1) the amount of time during which such Action is pending, plus twenty (20) Business Days; or (2) such other time period established by the court presiding over such Action. Notwithstanding anything to the contrary, in no event shall this Section 11.12 be used, alone or together with any other provision of this Agreement, to require the Seller to remedy any breach of any representation or warranty of the Seller or the Acquired Companies.

(b)           Notwithstanding anything herein to the contrary, including the provisions of Section 11.12(a), the right of the Seller or the Acquired Companies to obtain an injunction, specific performance or other equitable relief with respect to the obligation of the Buyer to have the Equity Financing be funded and to consummate the transactions contemplated by this Agreement, shall only be available if (i) all conditions to the Closing set forth in Section 9.1 and Section 9.3 have been satisfied or waived (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date) as of the first date on which the Closing was required to occur pursuant to Section 2.3 (other than those conditions that by their terms or nature are to be satisfied by performance at the Closing), (ii) if the Equity Financing were to be funded at the Closing, substantially simultaneously therewith, the Debt Financing is or would be funded at the Closing and (iii) the Seller has sent written notice to the Buyer confirming that (A) all of the conditions set forth in Section 9.1 and Section 9.3 have been satisfied or waived (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date) and (B) if specific performance is granted and the Equity Financing and the Debt Financing are funded, then the Seller stands ready, willing and able to consummate the Closing. For the avoidance of doubt, the Seller and the Acquired Companies may pursue a grant of specific performance as expressly permitted by this Section 11.12 and the payment of monetary damages by the Buyer, but under no circumstances shall the Buyer be obligated both with respect to (1) specific performance to consummate the Equity Financing and consummate the transactions contemplated by this Agreement and (2) to pay monetary damages in accordance with Section 10.2.

(c)           The foregoing is in addition to any other remedy to which any Party is entitled at law, in equity or otherwise. The Parties further agree that nothing set forth in this Section 11.12 shall require any Party to institute any Action for (or limit any Party’s right to institute any Action for) specific performance under this Section 11.12 prior to or as a condition to exercising any termination right under Article X (and pursuing damages after such termination). The Parties agree that, notwithstanding anything herein to the contrary but subject to Section 11.12(b), the Seller shall be entitled to specific performance (or any other equitable relief) to cause the Buyer to consummate the transactions contemplated hereby.

Section 11.13        Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto (and the relevant parties under the Confidentiality Agreement) and then only with respect to the specific obligations set forth herein with respect to such party. Without limiting the obligations of the Buyer pursuant to the Confidentiality Agreement, except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing, in each case of the Persons described in the foregoing clauses (i) and (ii), shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Seller, the Acquired Companies or the Buyer under this Agreement (whether for indemnification or otherwise) of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Section 11.14         Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 11.15         Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 11.16         Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 11.17         .pdf Signature. This Agreement may be executed by .pdf signature and a .pdf signature shall constitute an original for all purposes.

Section 11.18         Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 11.19         Legal Representation.

(a)           The Buyer, on behalf of itself and the Buyer Group (including, after the Closing, the Acquired Companies) acknowledges and agrees that Allen Overy Shearman Sterling US LLP (“AOS”) has acted as counsel for the Seller and the Acquired Companies in connection with this Agreement and the transactions contemplated hereby (the “Acquisition Engagement”), and in connection with this Agreement and the transactions contemplated hereby, AOS has not acted as counsel for any other Person, including the Buyer.

(b)           Only the Seller, the Acquired Companies and their respective Affiliates shall be considered clients of AOS in the Acquisition Engagement. The Buyer, on behalf of itself and the Buyer Group (including after the Closing, the Acquired Companies), acknowledges and agrees that all confidential communications between the Seller, the Acquired Companies and their respective Affiliates, on the one hand, and AOS, on the other hand, in the course of the Acquisition Engagement, and any attendant attorney-client privilege, attorney work product protection, and expectation of client confidentiality applicable thereto, shall be deemed to belong solely to the Seller and their Affiliates (other than the Acquired Companies), and not the Acquired Companies, and shall not pass to or be claimed, held or used by the Buyer or the Acquired Companies upon or after the Closing. Accordingly, the Buyer shall not have access to any such communications, or to the files of AOS relating to the Acquisition Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, upon and after the Closing, (i) to the extent that files of AOS in respect of the Acquisition Engagement constitute property of the client, only the Seller and their Affiliates shall hold such property rights and (ii) AOS shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Acquired Companies or the Buyer by reason of any attorney-client relationship between AOS and the Acquired Companies or otherwise; provided, however, that notwithstanding the foregoing, AOS shall not disclose any such attorney-client communications or files to any third parties (other than representatives, accountants and advisors of the Seller and its Affiliates; provided that such representatives, accounts and advisors are instructed to maintain the confidence of such attorney-client communications) except as may be required by applicable Law or pursuant to a subpoena, court order, civil investigative demand or similar judicial process or similar request issued by a court of competent jurisdiction or by a governmental or regulatory authority. The Buyer, on behalf of itself and the Buyer Group (including after the Closing, the Acquired Companies) irrevocably waives any right it may have to discover or obtain information or documentation relating to the Acquisition Engagement, to the extent that such information or documentation was subject to an attorney-client privilege, work product protection or other expectation of confidentiality owed to the Seller or its Affiliates. If and to the extent that, at any time subsequent to Closing, the Buyer or the Buyer Group (including after the Closing, the Acquired Companies) shall have the right to assert or waive any attorney-client privilege with respect to any communication between the Acquired Companies or their Affiliates and any Person representing them that occurred at any time prior to the Closing, the Buyer, on behalf of itself and of the Buyer Group (including after the Closing, the Acquired Companies), shall be entitled to waive such privilege only with the prior written consent of the Seller (such consent not to be unreasonably withheld, conditioned or delayed).

(c)           The Buyer, on behalf of itself and the Buyer Group (including after the Closing, the Acquired Companies) acknowledges and agrees that AOS has acted as counsel for the Seller, the Acquired Companies and their respective Affiliates for several years and that the Seller reasonably anticipates that AOS will continue to represent them or their Affiliates in future matters. Accordingly, the Buyer, on behalf of itself and the Buyer Group (including after the Closing, the Acquired Companies) expressly (i) consents to AOS’s representation of the Seller or its Affiliates or any of their respective agents (if any of the foregoing Persons so desire) in any matter relating to the transactions contemplated hereby, including, any post-Closing matter in which the interests of the Buyer and the Acquired Companies, on the one hand, and the Seller or any of its Affiliates, on the other hand, are adverse, including any matter relating to the transactions contemplated by this Agreement, and whether or not such matter is one in which AOS may have previously advised either Seller, the Acquired Companies or their respective Affiliates and (ii) consents to the disclosure by AOS to the Seller or its Affiliates of any information learned by AOS in the course of its representation of the Seller, the Acquired Companies or their respective Affiliates, whether or not such information is subject to attorney-client privilege, attorney work product protection, or AOS’s duty of confidentiality.

(d)           The Buyer, on behalf of itself and the Buyer Group (including after the Closing, the Acquired Companies) further covenants and agrees that each shall not assert any claim against AOS in respect of legal services provided to the Acquired Companies or their Affiliates by AOS in connection with this Agreement or the transactions contemplated hereby.

(e)           From and after the Closing, the Acquired Companies shall cease to have any attorney-client relationship with AOS, unless and to the extent AOS is expressly engaged in writing by the Acquired Companies to represent any of the Acquired Companies after the Closing and either (i) such engagement involves no conflict of interest with respect to the Seller or any of its Affiliates or (ii) the Seller or any such Affiliate, as applicable, consent in writing to such engagement. Any such representation of any of the Acquired Companies by AOS after the Closing shall not affect the foregoing provisions hereof. Furthermore, AOS, in its sole discretion, shall be permitted to withdraw from representing the applicable Acquired Company in order to represent or continue so representing the Seller.

(f)           The Seller and the Buyer consent to the arrangements in this Section 11.19(f) and waive any actual or potential conflict of interest that may be involved in connection with any representation by AOS permitted hereunder.

Section 11.20        No Presumption Against Drafting Party. Each of the Buyer and the Seller acknowledges that each party to this Agreement has been represented by legal counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 11.21        Prevailing Party. If there shall occur any dispute or proceeding among the Parties relating to this Agreement or the transactions contemplated hereby, the non-prevailing party shall pay all reasonable costs and expenses (including reasonable attorneys’ fees and expenses) of the prevailing party.

Section 11.22        Debt Financing Sources. Subject to the rights of the parties to the Debt Commitment Letter under the terms thereof, none of the Parties, nor any of their respective, direct or indirect, former, current or future general or limited partners, managers, members, stockholders, officers, directors, Affiliates, employees, representatives, agents, successors or assigns (collectively, the “Related Persons”), shall have any rights or claims against any Financing Source or its Related Persons in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise, nor shall any Financing Source or its Related Persons have any obligations or liabilities to the Parties or their respective Related Persons, all of which are hereby waived (provided that nothing in this Section 11.22 shall in any way limit or modify any of the obligations owed under the Debt Commitment Letter or definitive documentation for the Debt Financing by the Financing Sources), and no Financing Source or its Related Persons shall have any rights or claims against any Party or any Related Person thereof, in connection with this Agreement or the Debt Financing, whether at law or equity, in contract, in tort or otherwise.

Section 11.23        Seller Parent Guaranty.

(a)           The Seller Parent hereby absolutely, unconditionally and irrevocably guarantees and hereby assumes jointly and severally with the Seller, the obligations of the Seller (or its assignee or assignees, as permitted under this Agreement) under this Agreement. The guaranty provided pursuant to this Section 11.23 (the “Seller Parent Guaranty”) is a guaranty of payment and performance. The Seller Parent’s obligations hereunder shall not be contingent upon the exercise or enforcement of any other rights or remedies the Buyer may have against the Seller (or its assignee or assignees).

(b)           The Seller Parent waives (i) any defense arising by reason of any disability or other defense of the Seller or any other guarantor, or the cessation from any cause whatsoever of the liability of the Seller; (ii) any defense based on any claim that the Seller Parent’s obligations exceed or are more burdensome than those of the Seller; (iii) the benefit of any statute of limitations affecting the Seller Parent’s liability hereunder; (iv) to the fullest extent permitted by Law, any and all other defenses or benefits that may be derived from or afforded by applicable Law limiting the liability of or exonerating guarantors or sureties; (v) notice of acceptance of the Seller Parent Guaranty or of the existence or creation of the Seller Parent Guaranty; (vi) presentment, demand, protest or notice of dishonor, nonpayment or other default with respect to the Seller Parent Guaranty and all other notices whatsoever; (vii) any requirement that the Buyer institute suit or otherwise exhaust its rights or remedies against the Seller or against any other Person prior to enforcing any rights they have hereunder or otherwise against the Seller Parent; and (viii) all suretyship defenses generally (other than defenses to the payment of the obligations that are available to the Seller under this Agreement).

(c)           The Seller Parent waives promptness, diligence, presentment, demand, protest, notice of acceptance, notice of any obligation incurred and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of the Seller any other entity or other person primarily or secondarily liable with respect to any of the obligations of the Seller. The Seller Parent agrees (x) that its obligations with respect to the Seller Parent Guaranty shall not be released or discharged, in whole or in part, or otherwise affected by the failure or delay of the Buyer to assert any claim or demand or to enforce any right or remedy against the Seller or any other Person hereunder, and (y) that it shall not (and shall not permit any of its Affiliates to) transfer, assign, pledge, mortgage, convey or dispose of (including by operation of Law or otherwise) all or a material portion of the assets held by the Seller Parent as of the date hereof without the Buyer’s prior written consent.

(d)           The Seller Parent represents and warrants to the Buyer that (i) the execution, delivery and performance by the Seller Parent of this Agreement has been duly and validly authorized by all necessary corporate, limited liability company, partnership or other similar action of the Seller Parent, this Agreement has been duly executed and delivered by the Seller Parent, and this Agreement constitutes the legal, valid and binding obligation of the Seller Parent, enforceable against the Seller Parent in accordance with its terms; (ii) to the extent that this Agreement, including this Section 11.23(d), must be in a form that is acceptable to the Seller Parent, the Seller Parent has approved this Agreement as in effect on the date hereof; and (iii) no event has occurred which, with or without notice, lapse of time or both, constitutes or would reasonably be expected to constitute a breach, default or event of default on the part of the Seller Parent under this Agreement or would adversely affect the Seller Parent’s obligations, or the Buyer’s rights in connection with the Seller Parent Guaranty.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Seller and the Buyer have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

IHS MAURITIUS BR LIMITED

By:	/s/ Melissa Trovoada-Darko
	Name:	Melissa Trovoada-Darko
	Title:	Authorized Representative

LATAM TOWERS INFRASTRUCTURE, LLC

By:	/s/ Thomas Skinner
	Name:	Thomas Skinner
	Title:	Authorized Person

By:	/s/ Lincoln Heilner
	Name:	Lincoln Heilner
	Title:	Authorized Person

IHS MAURITIUS NG HOLDCO LIMITED

By:	/s/ Melissa Trovoada-Darko
	Name:	Melissa Trovoada-Darko
	Title:	Authorized Representative

Signature Page to Stock Purchase Agreement